Exhibit 99.2

EXECUTION VERSION

TRANSACTION AGREEMENT

by and among

THOMSON REUTERS CORPORATION,

as Parent,

THE TRANSFERORS LISTED ON SCHEDULE I

and

KING (CAYMAN) HOLDINGS LTD.,

as Holdco

Dated as of January 30, 2018

-ii-

-iii-

-iv-

SCHEDULE I – TRANSFEROR PARTIES

-v-

INDEX OF DEFINED TERMS

Acquisition Financing	Section 11.05(b)
Acquisition Proposal	Section 11.05(b)
Acquisition Structure	Section 5.17(b)
Acquisition Structure Plan	Section 5.17(b)
Adjusted Free Cash Flow	Section 11.05(b)
affiliate	Section 11.05(b)
Aggregate King Business	Section 11.05(b)
Aggregate Purchase Price	Section 4.06(d)
Agreement	Preamble
Allocation	Section 10.01(b)
Allocation Categories	Section 10.01(b)
Allocation Schedules	Section 10.01(b)
Alternate Financing	Section 5.11(a)
Ancillary Agreements	Section 3.02
Anti-Corruption Laws	Section 3.22
Antitrust Law	Section 11.05(b)
Applicable Percentage	Section 11.05(b)
ARD	Section 6.01(a)
ARD Asset Employee	Section 6.19(a)
ARD Automatic Transferred Employee	Section 6.19(c)
ARD Employee	Section 6.19(a)
ARD Non-Automatic Transferred Employee	Section 6.19(d)
ARD Transferred Employee	Section 6.19(a)
ARD Transferred Subsidiary Employee	Section 6.19(a)
Assumed Asset Taxes	Section 1.05(a)(v)
Assumed Leases	Section 3.07(a)
Assumed Liabilities	Section 1.05(a)
Assumed Licenses	Section 1.03(a)(iv)
Audited Financial Statements	Section 5.22(c)
Books and Records	Section 11.05(b)
Brand License Agreement	Section 2.03(a)(vii)
Burdensome Condition	Section 5.04(a)
Business	Section 11.05(b)
Business Contracts	Section 3.09(b)
Business Day	Section 11.05(b)
Canadian Tax Act	Section 11.05(b)
Cash Equity	Section 4.06(a)
Cash Equivalents	Section 11.05(b)
Cash Payment Amount	Section 11.05(b)
Cash Payment Amount Principles	Section 2.06(a)
CFC	Section 11.05(b)
Claim	Section 11.05(b)
Closing	Section 2.02(a)
Closing Adjustment Liabilities	Section 11.05(b)
Closing Adjustment Statement	Section 2.07(a)
Closing Cash	Section 11.05(b)
Closing Date	Section 2.02(a)
Code	Section 11.05(b)
Combined Tax Return	Section 10.06(a)

-vi-

Commencement Date	Section 6.01(a)
Commitment Letters	Section 4.06(b)
Compliant	Section 11.05(b)
Conent License Agreement	Section 2.03(a)(iv)
Confidentiality Agreement	Section 5.03
Consent	Section 3.03(a)
Continuation Period	Section 6.02
Contract	Section 3.09(a)
control	Section 11.05(b)
Controlling Party	Section 10.07(c)
Daily EBITDA Amount	Section 11.05(b)
Debt Commitment Letter	Section 4.06(b)
Debt Fee Letter	Section 4.06(b)
Debt Financing	Section 4.06(b)
Debt Financing Commitment Letters	Section 4.06(b)
Deferred Assets	Section 2.08(a)
Deferred Closing	Section 2.08(a)
Deferred Closing Countries	Section 2.08(a)
Deferred Closing Country Amount	Section 2.08(e)
Deferred Liabilities	Section 2.08(a)
Effect	Section 11.05(b)
Employee	Section 3.13(a)
Employee Benefit Plan	Section 3.13(a)
Employment Liabilities	Section 6.19(a)
Employment Liability	Section 6.19(a)
Employment Obligations	Section 6.19(a)
End Date	Section 8.01(b)(ii)
Enforceability Exceptions	Section 3.02
Environmental Laws	Section 11.05(b)
Equity Commitment Letter	Section 4.06(a)
Equity Consideration	Section 11.05(b)
Equity Investor Related Persons	Section 5.04(a)
Equity Investor Vehicle	Section 2.07(c)
Equity Investors	Section 4.06(a)
ERISA	Section 3.13(a)
ERISA Affiliate	Section 3.13(a)
Escrow Agreements	Section 3.08(e)
Estimated Adjusted Free Cash Flow	Section 2.06(a)
Estimated Cash Amount	Section 2.06
Estimated Cash Payment Amount	Section 2.06
Estimated Liabilities Amount	Section 2.06
Excluded Assets	Section 1.03(c)
Excluded Contracts	Section 11.05(b)
Excluded Employee Liabilities	Section 1.05(b)(iv)
Excluded Holdco Taxes	Section 11.05(b)
Existing Stock	Section 5.09(c)
Financial Statements	Section 3.05(a)
Financing	Section 4.06(b)
Former Business Employees	Section 1.05(a)
Furniture and Equipment	Section 11.05(b)
GAAP	Section 11.05(b)

-vii-

GAAP Audited Financial Statements	Section 5.22(c)
General Transfer Agreement	Section 2.03(a)(ix)
Governmental Entity	Section 3.03(a)
Guarantor	Preamble
Holdco	Preamble
Holdco 401(k) Plan	Section 6.04(d)
Holdco Covenant Parties	Section 5.09(j)(i)
Holdco Disclosure Letter	Article IV
Holdco FSA	Section 6.15
Holdco H&W Plans	Section 6.05(a)
Holdco Indemnitees	Section 9.01
Holdco Initial Entity Classification Election	Section 4.11(a)
Holdco Material Adverse Effect	Section 4.01
Holdco Related Parties	Section 8.03(b)
Holdco Tax Indemnified Parties	Section 11.05(b)
Holdco Voting Interests	Section 4.04(b)
Holdco’s Allocation Notice	Section 10.01(b)
HSR Act	Section 3.03(a)
IFRS	Section 11.05(b)
IFRS Audited Financial Statements	Section 5.22(a)
Inbound IP Licenses	Section 3.08(c)
Indebtedness	Section 11.05(b)
Indemnified Party	Section 9.03(a)
Indemnifying Party	Section 9.03(a)
Independent Auditor	Section 5.11(b)(vi)
Independent Expert	Section 2.07(b)(ii)
Infringes	Section 5.09(j)(i)
Insurance Claims	Section 1.03(a)(xiv)
Insurance Policies	Section 3.20
Intellectual Property	Section 11.05(b)
Interim Financial Statements	Section 3.05(a)
Interim Post-Signing Financial Statements	Section 5.22(b)
Inventions	Section 5.09(j)(i)
Investor Rights Agreement	Section 2.03(a)(iii)
IP Assignment Agreements	Section 2.03(a)(x)
IP Transferors	Section 11.05(b)
IRS	Section 11.05(b)
IT Assets	Section 11.05(b)
Judgment	Section 3.03(b)
Knowledge of the Transferors	Section 11.05(b)
Labor Agreement	Section 13.13(h)
Later Identified Assumed Liability	Section 5.18(c)
Later Identified Excluded Asset	Section 5.18(b)
Later Identified Retained Liability	Section 5.18(d)
Later Identified Transferred Asset	Section 5.18(a)
Law	Section 3.03(b)
Lender Related Parties	Section 11.05(b)
Lenders	Section 4.06(b)
Liens	Section 11.05(b)
Limited Guarantee	Preamble
Local Purchase Agreement	Section 2.04

-viii-

Losses	Section 9.01
made available	Section 11.05(b)
Marketing Period	Section 11.05(b)
Material Adverse Effect	Section 11.05(b)
Materials of Environmental Concern	Section 11.05(b)
Mixed-Use Contract Costs	Section 5.20
Mixed-Use Contracts	Section 11.05(b)
Most Recent Balance Sheet	Section 3.05(a)
Net Debt Adjustment	Section 11.05(b)
News Agreement	Section 2.03(a)(vi)
Non-ARD Asset Employee	Section 6.01(a)
Non-ARD Employee	Section 6.01(a)
Non-ARD Leave Recipient	Section 6.01(a)
Non-ARD Transferred Employee	Section 6.01(a)
Non-ARD Transferred Subsidiary Employee	Section 6.01(a)
Non-Controlling Party	Section 10.07(c)
Non-U.S. Transferred Subsidiary	Section 11.05(b)
Offer Letter	Section 11.05(b)
Off-the-Shelf Agreements	Section 11.05(b)
Open Source License	Section 11.05(b)
Outbound IP Licenses	Section 3.08(b)
Parent	Preamble
Parent Indemnified Taxes	Section 10.02(a)
Parent Indemnitees	Section 9.02
Parent Tax Indemnified Parties	Section 11.05(b)
Parent’s Allocation	Section 10.01(b)
parties	Preamble
party	Preamble
paying party	Section 10.05(b)
Payroll Taxes	Section 11.05(b)
Pensions Act	Section 6.04(b)
Permits	Section 3.03(a)
Permitted Liens	Section 11.05(b)
person	Section 11.05(b)
Post- Closing Tax Period	Section 11.05(b)
Post-Closing Notice of Objection	Section 2.07(b)(i)
Post-Closing Objection Period	Section 2.07(b)(i)
Post-Closing Resolution Period	Section 2.07(b)(ii)
Pre-Closing Adjusted Cash Flow	Section 11.05(b)
Pre-Closing Date Separate Tax Return	Section 10.06(a)
Pre-Closing Insurance	Section 5.12(b)
Pre-Closing Restructuring	Section 11.05(b)
Pre-Closing Restructuring Plan	Section 5.17(a)
Preliminary Closing Adjustment Statement	Section 2.06
Pre-Reference Date Tax Period	Section 11.05(b)
Priority Amount	Section 11.05(b)
Privacy Policies	Section 11.05(b)
Proceeding	Section 11.05(b)
Public Official	Section 11.05(b)
Purchase Price	Section 2.01
Real Property Separation Costs	Section 11.05(b)

-ix-

Related Agreements	Section 2.03(a)(viii)
Related to the Business	Section 11.05(b)
Representatives	Section 11.05(b)
Required Information	Section 11.05(b)
Required Regulatory Approval	Section 7.01(a)
Reserve Amount	Section 11.05(b)
Restated Articles	Section 3.02
Retained Asset Taxes	Section 10.02(a)
Retained Liabilities	Section 1.05(b)
Retained Mixed-Use Contract	Section 5.20
Retained Names and Marks	Section 5.09(a)
Retained Payments	Section 6.16
Retained Risk Business	Section 11.05(b)
Retention Agreements	Section 6.16
Reverse Termination Fee	Section 8.03(a)
Sanctions Laws	Section 3.22(b)
Seller Covenant Parties	Section 5.09(j)(i)
Software	Section 11.05(b)
Solvent	Section 4.07
Specified Intercompany Obligations List	Section 5.05
Specified U.S. Intercompany Obligations	Section 11.05(b)
Straddle Period	Section 11.05(b)
Straddle Period Separate Tax Return	Section 10.06(b)(i)
Stub Period Adjustment Amount	Section 11.05(b)
Subsequent Loss	Section 10.05(b)
subsidiary	Section 11.05(b)
Subsidiary Registered Intellectual Property	Section 3.08(a)
Tax	Section 11.05(b)
Tax Benefit	Section 11.05(b)
Tax Claim	Section 10.07(a)
Tax Indemnified Party	Section 10.07(a)
Tax Indemnifying Party	Section 10.07(a)
Tax Item	Section 11.05(b)
Tax Proceeding	Section 10.07(b)
Tax Records	Section 10.08(a)
Tax Return	Section 11.05(b)
Taxes	Section 11.05(b)
Taxing Authority	Section 11.05(b)
Third-Party Claim	Section 9.03(a)
Third-Party Consent	Section 1.04(a)
Transfer Taxes	Section 11.05(b)
Transferee Guarantees	Section 5.10
Transferor	Preamble
Transferor 401(k) Plan	Section 3.13(c)
Transferor Benefit Plan	Section 3.13(a)
Transferor Consideration Allocation	Recitals
Transferor DB Plan	Section 3.13(c)
Transferor Deferred Compensation Plans	Section 6.04(f)
Transferor Disclosure Letter	Article III
Transferor FSA	Section 6.15
Transferor Guarantees	Section 5.10

-x-

Transferor H&W Plans	Section 6.05(a)
Transferor Related Parties	Section 8.03(b)
Transferor’s Collection Fees and Expenses	Section 8.03(b)
Transferors	Preamble
Transferred Assets	Section 1.03(a)
Transferred Companies	Section 1.03(a)(i)
Transferred Company	Section 1.03(a)(i)
Transferred Contracts	Section 1.03(a)(ii)
Transferred Employee Records	Section 11.05(b)
Transferred Employees	Section 6.01(a)
Transferred Entity	Section 11.05(b)
Transferred Equity Interests	Section 1.03(a)(i)
Transferred Intellectual Property	Section 11.05(b)
Transferred Leased Real Property	Section 3.07(a)
Transferred Mixed-Use Contract	Section 5.20
Transferred Owned Real Property	Section 3.07(a)
Transferred Registered Intellectual Property	Section 3.08(a)
Transferred Subsidiary Benefit Plan	Section 3.13(a)
Transferred Subsidiary Tax Information	Section 3.11(k)
Transition Services Agreement	Recitals
U.S. Tax Treatment	Section 10.01(a)
U.S. Transferred Subsidiary	Section 11.05(b)
Viruses	Section 3.08(g)
WARN Act	Section 6.14
Willful Breach	Section 11.05(b)
Year-End Financial Statements	Section 3.05(a)

-xi-

TRANSACTION AGREEMENT

This TRANSACTION AGREEMENT, dated as of January 30, 2018 (this “Agreement”), is by and among Thomson Reuters Corporation, a corporation organized under the Laws of the Province of Ontario, Canada (“Parent”), the transferor parties listed on Schedule I hereto (Parent and each entity listed on Schedule I, a “Transferor” and, collectively, the “Transferors”), and King (Cayman) Holdings Ltd., an exempted limited company organized under the Laws of the Cayman Islands (“Holdco”). Each of Parent, the Transferors and Holdco is referred to herein individually as a “party” and, collectively, as the “parties.”

WHEREAS, in addition to its other businesses, Parent is engaged in the Business as conducted through certain of its subsidiaries;

WHEREAS, the Transferors desire to convey, assign, transfer, deliver and (if applicable) sell to Holdco, and Holdco desires to acquire and accept from the Transferors, all of the Transferred Assets, in the manner and subject to the terms and conditions set forth herein and in the Local Purchase Agreements, as applicable;

WHEREAS, the parties hereto desire that Holdco assume the Assumed Liabilities in the manner and subject to the terms and conditions set forth herein and in the Local Purchase Agreements, as applicable;

WHEREAS, the parties hereto desire that Holdco issue and pay to the relevant Transferors, as set forth in the Transferor Consideration Allocation in the Transferor Disclosure Letter (the “Transferor Consideration Allocation”), the Purchase Price in the manner and subject to the terms and conditions set forth herein;

WHEREAS, it is intended that, for U.S. federal income tax purposes, (i) from and after the Closing, Holdco will be treated as a partnership and (ii) the transfer of Transferred Assets by any Transferor to Holdco in exchange for the Equity Consideration or portion thereof (as set forth on the Transferor Consideration Allocation) will be treated as a contribution described in Section 721(a) of the Code;

WHEREAS, it is intended that, for Canadian federal income tax purposes, the transfer of Transferred Equity Interests by any Transferor (other than a Transferor that is resident in Canada for purposes of the Canadian Tax Act) to Holdco in exchange for the Equity Consideration or portion thereof (as set forth on the Transferor Consideration Allocation) will be treated as a tax-deferred transfer under paragraph 95(2)(c) of the Canadian Tax Act;

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent and Holdco are entering into a transition services agreement (the “Transition Services Agreement”); and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of the Transferors to enter into this Agreement, each of the Equity Investors (in such capacity, the “Guarantors”) has provided a guarantee (the “Limited Guarantee”) in favor of the Transferors with respect to certain of the obligations of Holdco under this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, and other good and valuable consideration, the sufficiency of which is hereby acknowledged, and intending to be legally bound, the parties hereby agree as follows:

ARTICLE I

ASSET TRANSFER OR CONTRIBUTION

SECTION 1.01. Asset Transfer or Contribution. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the Transferors shall assign, transfer, convey, deliver and (if applicable) sell to Holdco (or one of its subsidiaries in accordance with Section 5.17), and Holdco (or one of its subsidiaries in accordance with Section 5.17) shall acquire, accept and (if applicable) purchase from the Transferors all of Transferors’ respective right, title and interest in and to all the Transferred Assets, free and clear of all Liens, except (other than in the case of any Transferred Equity Interests) for Permitted Liens, Liens arising from any act of Holdco or its affiliates or Liens arising under applicable securities Laws; provided, however, that the transfer of the Transferred Assets pursuant to this Section 1.01 of certain Transferors organized in jurisdictions in which local Laws require specified formalities or other procedures to be observed in order to legally effect a transfer of such assets shall be effected pursuant to Local Purchase Agreements.

SECTION 1.02. Assumed Liabilities. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Holdco shall accept, assume and agree to timely pay, perform, fulfill and discharge when due any and all Assumed Liabilities; provided, however, that the assumption of the Assumed Liabilities of certain Transferors organized in jurisdictions in which local Laws require specified formalities or other procedures to be observed in order to legally effect a transfer of such liabilities shall be effected pursuant to Local Purchase Agreements.

SECTION 1.03. Transferred Assets and Excluded Assets.

(a) Subject to the express terms of this Agreement, the term “Transferred Assets” means all right, title and interest of Parent or any of its affiliates (excluding the Transferred Subsidiaries but including the Transferors) in the following, without duplication:

(i) all right, title and interest to one hundred percent (100%) of the issued and outstanding shares of capital stock or other equity interests of the entities listed on the Transferor Disclosure Letter (each entity so listed, a “Transferred Company,” and collectively, the “Transferred Companies”) that are held directly by the Transferors (such directly held capital stock or other equity interests, the “Transferred Equity Interests”), including, for the avoidance of doubt, all Cash and Cash Equivalents held by Transferred Subsidiaries as of the Closing (it being understood that such Cash and Cash Equivalents shall not include any Cash and Cash Equivalents required to be paid to Parent (or its designee) at the Closing);

(ii) all Contracts that are Related to the Business, including Contracts with suppliers, vendors or customers (other than, for the avoidance of doubt, any Mixed-Use Contracts) and any Transferred Mixed-Use Contract (such Contracts collectively, the “Transferred Contracts”).

(iii) all Intellectual Property Related to the Business (which includes all copyrights in any Software incorporated or embodied in any products or services sold by the Business), including the items set forth in the corresponding part of the Transferor Disclosure Letter, and all physical and tangible materials incorporating or embodying the same;

(iv) the third-party software licenses listed in the corresponding part of the Transferor Disclosure Letter and all other third-party software licenses exclusively used by the Business (“Assumed Licenses”);

(v) the permits that are owned, utilized, held, maintained by or licensed to the Transferors or otherwise necessary to operate the Business in all material respects as operated immediately prior to the Closing Date and, in each case, Related to the Business;

(vi) (A) all originals and copies of all Books and Records that are in the possession or control of Parent or its affiliates and are exclusively related to, exclusively used or exclusively held for use in connection with the Business (and sole ownership of with the exclusive right to use same after the Closing Date, subject to the below), and (B) one copy in mutually-agreed form of the portions of the other Books and Records that are in the possession or control of Parent or its affiliates and are related to, used or held for use in connection with, the Business or required for the operation of the Business (and co-ownership of and with each party having the right to use and license others to use same after the Closing Date without the consent of or an accounting to the other party), in each case other than any Books and Records (or portions thereof) (1) that the Transferors are required by Law (or binding contractual obligation binding as of the date hereof) not to transfer (in such case copies of which, to the extent permitted by Law and the above contractual obligations, will be delivered to Holdco at the Closing), (2) that consist of personnel, medical and employment records for employees and former employees of the Business other than Transferred Employee Records, (3) records that have been created electronically pursuant to automatic or ordinary course back-up, security or disaster recovery systems that would be unduly burdensome or costly to retrieve except to the extent such records are material to the Business and Holdco reimburses Parent for any out-of-pocket extraction costs, (4) to the extent exclusively relating to Excluded Assets or Retained Liabilities and (5) any Tax Returns of Parent or any of its affiliates (other than the Transferred Subsidiaries) and any Combined Tax Returns (and Books and Records relating primarily to such Tax Returns);

(vii) all Transferred Employee Records;

(viii) all Furniture and Equipment Related to the Business;

(ix) all IT Assets Related to the Business;

(x) all of the Transferors’ right, title and interest in the Transferred Owned Real Property and Transferred Leased Real Property, including all buildings, improvements and fixtures thereon and all appurtenant thereto;

(xi) all of Transferors’ right, title and interest in the Assumed Leases, including any prepaid rent, security deposits and options to renew or to purchase in connection therewith;

(xii) all goodwill and other intangible assets Related to the Business;

(xiii) any assets related to the obligations required to be assumed by Holdco and Holdco’s affiliates under any Transferor Benefit Plans, and any assets with respect to any Transferor Benefit Plan being transferred to Holdco pursuant to Article VI or by operation of Law;

(xiv) all past, current or future Claims, judgments, rights of recovery, rights of setoff or reimbursement and defenses of any nature available to or being pursued by any Transferor or any of its affiliates against third parties (and the right to receive all monies, proceeds, settlements and recoveries in connection therewith) to the extent related to the Business, including without limitation all Claims under Insurance Policies (“Insurance Claims”) for insurance coverage (including the proceeds received in respect of such Claims) where the Claim underlying such Claim for insurance coverage relates to a loss involving the Business;

(xv) those others assets expressly set forth in the corresponding part of the Transferor Disclosure Letter; and

(xvi) all assets, rights or properties of any kind or nature that are Related to the Business, including those assets set forth in the Most Recent Balance Sheet (other than the assets of the Retained Risk Business, assets disposed of at the end of their useful lives or out of redundancy, or non-exclusive licenses disposed of or decreased in the ordinary course of businesses consistent with past practice, in each case, between September 30, 2017 and the date hereof or assets disposed of or decreased in compliance with this Agreement after the date hereof), except for all purposes of this Section 1.03(a), as such “Related to the Business” standard is modified by clauses (i), (iv), (vi), (x) and (xi) of this Section 1.03(a).

(b) For clarity, the items listed in Section 1.03(a) are non-exhaustive, and all assets, rights or properties meeting the definition of “Transferred Assets” as set forth in Section 1.03(a) are deemed transferred to Holdco (or one of its subsidiaries in accordance with Section 5.17) as of the Closing Date. If, at any time until the first anniversary of the Closing Date, either party determines that an asset, right or property was omitted from the related part of the Transferor Disclosure Letter for any reason, or not assigned to a Transferred Subsidiary, it shall notify the other party and such corresponding part of the Transferor Disclosure Letter shall be amended accordingly, with the transfer of such asset, right or property to Holdco deemed to be effective as of the Closing Date. Anything to the contrary herein notwithstanding, Holdco is not purchasing, pursuant to this Agreement or any of the transactions contemplated by this Agreement or any Ancillary Agreement, Parent’s (or any of its affiliates’) right, title or interest in any asset that is not a Transferred Asset. Specifically, Parent’s (and any of its affiliates’) right, title or interest in any Excluded Asset is not being conveyed to Holdco, including as a result of the transfer of the Transferred Equity Interests.

(c) The term “Excluded Assets” means:

(i) any cash and cash equivalents of the Transferors, except, as contemplated by Section 1.03(a)(i) and Section 1.03(a)(xiv), to the extent representing proceeds received after the date of this Agreement and prior to Closing in respect of an Insurance Claim;

(ii) any right, title and interest in, to and under the Intellectual Property of Parent and its affiliates not included in the Transferred Assets;

(iii) assets in respect of any Transferor Benefit Plan, except for those which are being transferred to Holdco pursuant to Section 1.03(a)(vii), Article VI or by operation by Law;

(iv) all personnel, employment and medical records of Transferors and their affiliates (other than the Transferred Subsidiaries) that are not Transferred Employee Records;

(v) Excluded Contracts;

(vi) the assets described in the Offer Letter prior to acceptance of the Offer Letter by the Transferors;

(vii) rights to use all third-party software, other than third-party software licensed under Assumed Licenses, even if such Software is physically present in IT Assets or other equipment included in the Transferred Assets;

(viii) all right, title and interest in, to and under the Retained Names and Marks;

(ix) all past, current or future Claims, judgments, rights of recovery, rights of setoff or reimbursement and defenses of any nature available to or being pursued by Parent or any of its affiliates against third parties (and the right to receive all monies, proceeds, settlements and recoveries in connection therewith) to the extent not related to the Business;

(x) any Furniture and Equipment Related to the Business (1) provided to the Business pursuant to a Mixed-Use Contract (other than a Transferred Mixed-Use Contract), (2) that is located in portions of the Transferred Owned Real Property or Transferred Leased Real Property that will be leased or subleased to Parent or its subsidiaries or (3) that is set forth on the corresponding part of the Transferor Disclosure Letter;

(xi) any IT Assets Related to the Business (1) provided to the Business pursuant to a Mixed-Use Contract (other than a Transferred Mixed-Use Contract), (2) that is located in portions of the Transferred Owned Real Property or Transferred Leased Real Property that will be leased or subleased to Parent or its subsidiaries or (3) that is set forth on the corresponding part of the Transferor Disclosure Letter;

(xii) all minute books, organizational documents, stock registers and such other books and records of any Transferor as pertaining to ownership, organization or existence of such Transferor;

(xiii) all records and reports prepared by or on behalf of the Transferors, any of their respective affiliates or Representatives to the extent in connection with the sale of the Business and the transactions contemplated hereby, including all analyses relating to the Business or Holdco or its affiliates so prepared (but excluding any materials made available to Holdco or its Representatives);

(xiv) any Tax refunds, credits or prepayments (A) of any Transferor or (B) of, against or relating to Retained Asset Taxes;

(xv) those assets, rights or properties contemplated to be provided to Holdco and/or its affiliates under the terms of any Ancillary Agreements;

(xvi) all benefits under any swap, hedge or other derivative transaction or agreement other than benefits under any swap, hedge or other derivative transaction or agreement of Tradeweb Markets LLC and its Subsidiaries (for the avoidance of doubt, this clause does not include embedded derivative balances arising in connection with IFRS accounting for customer contracts entered into in the ordinary course of business);

(xvii) those assets set forth on the corresponding part of the Transferor Disclosure Letter; and

(xviii) all right, title and interest of Parent or any of its affiliates in all assets, rights or properties of any kind or nature that are not Related to the Business or that are not otherwise Transferred Assets.

SECTION 1.04. Consents to Certain Assignments.

(a) Anything to the contrary contained in this Agreement notwithstanding, any Transferred Asset or any benefit arising thereunder shall not be transferred to Holdco at the Closing to the extent an attempted direct or indirect sale, transfer, assignment or delivery thereof, without the consent of a third party (excluding a Governmental Entity, other than Governmental Entities that are counterparties pursuant to commercial contracts) (any such consent, a “Third-Party Consent”), would constitute a breach, default, violation or other contravention of the rights of such third party, would be ineffective with respect to any party to a Contract concerning such Transferred Asset or would in any way adversely affect the rights of the Transferors or any of their respective affiliates or, upon transfer, Holdco or the Transferred Subsidiaries under such Transferred Asset. Without limiting any representation, warranty or covenant of the Transferors hereunder, Holdco agrees that neither the Transferors nor any of their respective affiliates shall have any liability to Holdco or its affiliates arising out of or relating to the failure to receive any Third-Party Consent, and no condition shall be deemed not satisfied, as a result of such failure or any Proceeding commenced or threatened by or on behalf of any person arising out of or relating to the failure to receive any such Third-Party Consent.

(b) If any such Third-Party Consent is not obtained prior to the Closing, subject to satisfaction of the conditions to Closing set forth in Article VII, the Closing shall nonetheless take place on the terms set forth herein and, thereafter, the Transferors shall continue, for a period of up to one year following the Closing, to use their commercially reasonable efforts to secure such consent as promptly as practicable after the Closing. The parties shall cooperate in good faith to enter into any lawful and commercially reasonable arrangement under which, from and after the Closing, (i) Holdco or the Transferred Subsidiaries shall obtain (without infringing upon the legal rights of such third party or violating any Law) the economic rights and benefits under the Transferred Asset with respect to which the consent has not been obtained and (ii) Holdco or the Transferred Subsidiaries shall assume any related economic burden with respect to such Transferred Asset. Notwithstanding the foregoing provisions of this Section 1.04(b), neither Parent nor any of its affiliates shall be obligated under this Agreement to make any cash or other payments or pursue any litigation in connection with seeking any Third-Party Consent. To the extent permitted under applicable Law, for applicable Tax purposes, the parties shall treat any such Transferred Asset as having been transferred at the Closing.

SECTION 1.05. Assumption of Liabilities; Retained Liabilities.

(a) Upon the terms and subject to the conditions of this Agreement, Holdco shall, subject to the express terms of this Agreement and the Ancillary Agreements, assume, effective as of the Closing, and shall pay, perform and discharge when due, any and all obligations, liabilities, Taxes and commitments of each Transferor and its respective affiliates (for the avoidance of doubt, other than the Transferred Subsidiaries), to the extent arising out of the Transferred Assets, the Business or the operation or conduct of the Business before, on or after the Closing Date, but excluding the Retained Liabilities, in each case, of any nature, whether known or unknown, express or implied, primary or secondary, direct or indirect, liquidated, absolute, accrued, contingent or otherwise and whether due or to become due (collectively, the “Assumed Liabilities”), including:

(i) all obligations, liabilities and commitments in respect of Proceedings or investigations, pending or threatened, and Claims, whether or not presently asserted, to the extent primarily arising out of or primarily relating to the Business or the operation or conduct of the Business at any time;

(ii) except for the Excluded Employee Liabilities, all obligations, liabilities and commitments, other than those arising under any Transferor Benefit Plan, that (A) relate to (I) the Employees of the Transferors and their affiliates (other than the Transferred Subsidiaries) or (II) the former employees of the Transferors and their affiliates (other than the Transferred Subsidiaries) who terminated employment prior to the Closing and were primarily dedicated to the Business as of immediately prior to termination of employment (“Former Business Employees”), in each case, whether arising before, on or after the Closing Date, or (B) that are assumed by Holdco pursuant to Article VI;

(iii) all obligations, liabilities and commitments under Transferred Contracts (other than, for the avoidance of doubt, Excluded Contracts);

(iv) all other obligations, liabilities and commitments (including accounts payable, deferred revenue and accrued liabilities) reflected on the Most Recent Balance Sheet (including the notes thereto) as well as obligations, liabilities and commitments incurred in the ordinary course of business since September 30, 2017;

(v) all Taxes with respect to the Transferred Assets, the Assumed Liabilities or the Business other than the Retained Asset Taxes (the “Assumed Asset Taxes”); and

(vi) the obligations, liabilities and commitments set forth in the corresponding of the part Transferor Disclosure Letter.

(b) Anything to the contrary herein notwithstanding, Holdco is not assuming pursuant to this Agreement or any of the transactions contemplated by this Agreement or any Ancillary Agreement, and the Transferors shall pay, perform and discharge when due, any and all Retained Liabilities. The term “Retained Liabilities” means all liabilities of Transferors or any of their affiliates other than the Assumed Liabilities, including:

(i) the liabilities listed in the corresponding part of the Transferor Disclosure Letter;

(ii) all liabilities to the extent arising out of the Excluded Assets or not Related to the Business;

(iii) all liabilities of each Transferor for Retained Asset Taxes;

(iv) (A) all obligations, liabilities, and commitments with respect to (I) the Transferor Benefit Plans (except as otherwise expressly provided in this Agreement), (II) active employees, officers and directors of the Transferors and their affiliates (other than the Transferred Subsidiaries) who are not Employees, and (III) former employees of the Transferors and their affiliates (other than the Transferred Subsidiaries) who are not Former Business Employees, and (B) the obligations, liabilities and commitments expressly retained by the Transferors pursuant this Agreement (including under the Transferor Benefit Plans) (all obligations, liabilities and commitments described in this Section 1.05(b)(iv), the “Excluded Employee Liabilities”); and

(v) all obligations, liabilities and commitments under any swap, hedge or other derivative transaction or agreement other than obligations, liabilities and commitments of Tradeweb Markets LLC and its Subsidiaries (for the avoidance of doubt, this clause does not include embedded derivative balances arising in connection with IFRS accounting for customer contracts entered into in the ordinary course of business).

ARTICLE II

CLOSING

SECTION 2.01. Purchase Price. At the Closing, upon the terms and subject to the conditions of this Agreement, in consideration for the purchase of the Transferred Assets, Holdco shall (i) issue to the applicable Transferors as set forth on the Transferor Consideration Allocation, and such Transferors shall accept and acquire from Holdco, the Equity Consideration, free and clear of all Liens (other than the Liens imposed by Holdco’s organizational documents, the Investor Rights Agreement and imposed on transfers by applicable securities Laws), (ii) assume the Assumed Liabilities and (iii) pay to the applicable Transferors as set forth on the Transferor Consideration Allocation, the Estimated Cash Payment Amount (as adjusted pursuant to Section 2.07, together with the Equity Consideration, the “Purchase Price”).

SECTION 2.02. Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, United States, (i) on the second Business Day following the date on which there first occurs the satisfaction (or, to the extent permitted by Law, the waiver) of the conditions set forth in Article VII (other than any condition which by its nature is to be satisfied at the Closing, but subject to satisfaction of all such conditions) or (ii) at such other place, time and date as may be mutually agreed in writing by Parent and Holdco; provided that if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article VII (other than any condition which by its nature is to be satisfied at the Closing, but subject to satisfaction or waiver of all such conditions on the Closing Date), the Closing shall be delayed and occur instead on the date following the satisfaction or waiver of such conditions that is the earlier to occur of (x) any Business Day before or during the Marketing Period as may be specified by Holdco on no less than three (3) Business Days’ prior written notice to Parent and (y) three (3) Business Days following the final day of the Marketing Period, in either case subject to the satisfaction or waiver of all such conditions on the Closing Date. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.” Except to the extent expressly set forth in this Agreement, and notwithstanding the actual occurrence of the Closing at any particular time, for financial accounting purposes, the Closing shall be deemed to occur and be effective, in Canada, as of 11:59 p.m., Eastern Time and, in any jurisdiction outside of Canada, as of the time at which the books of the Business are normally closed in such jurisdiction, in each case, on the calendar day immediately preceding the Closing Date.

SECTION 2.03. Closing Deliverables.

(a) Except as provided in Section 2.05, at the Closing, Parent and the Transferors, as applicable, shall deliver, or cause to be delivered, to Holdco:

(i) certificates (where applicable) representing the Transferred Equity Interests, duly endorsed in blank and accompanied by stock powers duly endorsed in blank or a similar instrument of transfer duly executed by the applicable Transferor in proper form for transfer, with appropriate transfer stamps, if any, affixed;

(ii) the Local Purchase Agreements, duly executed by Parent or its subsidiaries (to the extent each is a party thereto), to the extent not executed and delivered by such parties prior to the Closing;

(iii) a duly executed counterpart to the Investor Rights Agreement in the form to be agreed to by Holdco and Parent (the “Investor Rights Agreement”);

(iv) a duly executed counterpart to the Content License Agreement(s) in the form to be agreed to by Holdco and Parent (the “Content License Agreement”);

(v) a duly executed counterpart to the Brand License Agreement(s) in the form to be agreed to by Holdco and Parent (the “Brand License Agreement”);

(vi) a duly executed counterpart to the News Content and Relationship Agreement(s) (the “News Agreement”) in the form to be agreed to by Holdco and Parent;

(vii) duly executed general bill of sale and assignment and assumption agreement relating to the Transferred Assets (other than the Transferred Equity Interests) and Assumed Liabilities (other than the patents and trademarks included in the Transferred Assets) in a form reasonably agreed to between Parent and Holdco in a reasonable time prior to Closing (the “General Transfer Agreement”);

(viii) duly executed counterparts to the IP assignment agreements in a form reasonably agreed to between Parent and Holdco in a reasonable time prior to Closing (the “IP Assignment Agreements” and, together with the Investor Rights Agreement, the Transition Services Agreement, the Content License Agreement, the Screening License Agreement, the Brand License Agreement, the News Content and Relationship Agreement and the General Transfer Agreement, the “Related Agreements”) relating to patents, trademarks and, to the extent assignable, the other Intellectual Property, in each case, contained in the Transferred Assets;

(ix) (A) a duly executed certificate of non-foreign status from each Transferor that is a United States person within the meaning of Section 7701(a)(30) of the Code, dated as of the Closing Date and substantially in the form of the sample certification set forth in Treasury Regulations Section 1.1445-2(b)(2)(iv)(B), and (B) a duly executed certificate, in form and substance reasonably acceptable to Holdco and in compliance with the Code and Treasury Regulations Sections 1.897-2(h)(2) and 1.1445-2(c)(3), certifying that each Transferred Subsidiary that is a U.S. corporation (for U.S. federal income tax purposes) and the capital stock or equity interest in which is transferred directly by a Transferor to Holdco pursuant to this Agreement (unless all Transferors of such entity have provided the certificate described in clause (A) above) is not a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code;

(x) a duly executed Internal Revenue Service Form W-9 or applicable Internal Revenue Service Form W-8 from each Transferor;

(xi) solely if required to vest in Holdco or a subsidiary of Holdco title to any Transferred Owned Real Property subject only to Permitted Liens, a duly executed deed (or the local legal equivalent) for each parcel of Transferred Owned Real Property constituting a Transferred Asset duly executed and notarized by the applicable Transferor, in such form and substance sufficient to vest in Holdco (or any entity designated by Holdco) fee simple title (or the local legal equivalent) to such Transferred Owned Real Property subject only to Permitted Liens, together with such customary affidavits, certificates and filings as may be reasonably required by Stewart Title Insurance Company or First American Title Insurance Company, as the case may be, to transfer and insure title pursuant to this Agreement, provided that nothing in such customary affidavits, certificates and filings shall serve or otherwise operate to increase the liability of Transferors beyond the liability expressly imposed on Transferors by the terms of this Agreement;

(xii) to the extent required to vest in Holdco or a subsidiary of Holdco leasehold interests in any of the Transferred Leased Real Property, duly executed counterparts to an assignment and assumption of lease agreement for each lease conveying a leasehold interest in such Transferred Leased Real Property by a Transferor to Holdco or a subsidiary of Holdco (it being agreed that if delivery of any such assignment and assumption of lease agreement shall require the consent of landlord or another third party that has not been obtained, such assignment and assumption of lease agreement shall not be a closing deliverable hereunder);

(xiii) all other documents expressly required to be delivered by Parent or its subsidiaries on or prior to the Closing Date pursuant to this Agreement; and

(xiv) such other documents that are necessary to effect the transactions contemplated by this Agreement.

(b) At the Closing, Holdco shall deliver, or cause to be delivered:

(i) the Estimated Cash Payment Amount in immediately available funds by wire transfer to an account or accounts at such bank or banks specified by Parent at least two Business Days prior to the Closing Date;

(ii) certificates or other evidence of the issuance of the Equity Consideration, with appropriate legends (if applicable) regarding transferability;

(iii) the Local Purchase Agreements, duly executed by Holdco, to the extent not executed and delivered by such parties prior to the Closing;

(iv) a duly executed counterpart to each Related Agreement;

(v) copies of the IRS Forms 8832 filed by Holdco and its relevant subsidiaries to effect the Holdco Initial Entity Classification Elections (together with evidence of mailing thereof);

(vi) all other documents expressly required to be delivered by Holdco or its affiliates on or prior to the Closing Date pursuant to this Agreement;

(vii) such other documents that are necessary to effect the transactions contemplated by this Agreement.

SECTION 2.04. Local Purchase Agreements. Each of the parties agrees that (i) the conveyance, assignment, transfer, delivery and acceptance of the Transferred Assets by the Transferors, pursuant to a Deferred Closing or if such Transferred Assets are located in jurisdictions in which local Laws require specified formalities or other procedures to be observed in order to legally effect a transfer of such assets and (ii) the assumption of the Assumed Liabilities relating to the Business conducted in jurisdictions in which local Laws require specified formalities or other procedures to be observed in order to legally effect a transfer of such liabilities, in each case, shall be effected pursuant to a short-form agreement or one or more instruments of transfer, such as a bill of sale, share transfer agreement, business transfer agreement, real estate transfer agreement or other asset assignment document, which agreement shall be negotiated in good faith by Parent and Holdco and shall be on terms consistent with and as close as reasonably possible to the terms of this Agreement (each such agreement, a “Local Purchase Agreement”).

SECTION 2.05. Tax Withholding. Notwithstanding anything herein to the contrary, Holdco (or its subsidiaries acquiring any Transferred Assets in accordance with Section 5.17(b)) shall be entitled to deduct and withhold from the Cash Payment Amount such amounts as are required to be deducted and withheld with respect to such payment pursuant to the Code or any other applicable Tax Law; provided, that Holdco shall use commercially reasonable efforts to provide written notice to Parent of the amounts Holdco (or any such subsidiary) intends to so deduct or withhold (and the basis for such deduction or withholding) at least ten (10) Business Days prior to making any such deduction or withholding; provided, further, that Holdco shall reasonably cooperate in good faith with the applicable Transferor to provide it with a reasonable opportunity to provide such forms or other evidence or documentation that would eliminate or reduce any such required deduction or withholding to the extent permitted by applicable Law. To the extent that any such amounts are so deducted and withheld in accordance with this Section 2.05 and paid over to the applicable Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

SECTION 2.06. Estimated Cash Payment Amount.

(a) At least five (5) Business Days prior to the Closing Date, Parent shall prepare and deliver to Holdco a statement (the “Preliminary Closing Adjustment Statement”) setting forth its good faith estimates of (i) the estimated Cash Payment Amount (the “Estimated Cash Payment Amount”), including reasonably detailed calculations of the estimated Closing Cash (the “Estimated Cash Amount”) and the estimated Closing Adjustment Liabilities (the “Estimated Liabilities Amount”), and (ii) the Adjusted Free Cash Flow (the “Estimated Adjusted Free Cash Flow”). For purposes of the calculations of the Estimated Cash Payment Amount, the Estimated Cash Amount, the Estimated Liabilities Amount and the Estimated Adjusted Free Cash Flow, the Transferred Assets shall be deemed to have been conveyed, and the Assumed Liabilities shall be deemed to have been assumed, as of the close of business on the day before Closing Date. Parent shall together with the Preliminary Closing Adjustment Statement provide a statement executed by an appropriate officer stating that the Estimated Cash Payment Amount, Estimated Cash Amount, Estimated Liabilities Amount, and Estimated Pre-Closing Adjusted Cash Flow has been prepared in accordance with the principles set forth in a form to be agreed to by Holdco and Parent (“Cash Payment Amount Principles”).

(b) From and after the delivery of the Preliminary Closing Adjustment Statement until the second day prior to the Closing Date, Parent will reasonably assist Holdco and its Representatives in Holdco’s review of the Preliminary Closing Adjustment Statement. In connection with the review of the Preliminary Closing Adjustment Statement, Holdco and its Representatives shall have reasonable access, during normal business hours and upon reasonable notice, to all relevant work papers, schedules, memoranda and other documents prepared by Parent or any of its affiliates or any of their respective Representatives in connection with the preparation of the Preliminary Closing Adjustment Statement, and to finance personnel of Parent or any of its affiliates and any other information relating to such review that Holdco reasonably requests, and Parent shall, and shall cause its affiliates and Representatives to, cooperate reasonably with Holdco and its Representatives in connection therewith; provided, that the accountants of Parent and their affiliates shall not be obliged to make any work papers available to Parent except in accordance with such accountants’ normal disclosure procedures and then only after Holdco has signed an agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants. Parent shall consider in good faith any comments on the Preliminary Closing Adjustment Statement submitted by Holdco and Parent may, in its sole discretion, choose to redeliver the Preliminary Closing Adjustment Statement, reflecting any such comments, in which case, the revised statement shall be deemed to be the Preliminary Closing Adjustment Statement for all purposes hereunder. For the avoidance of doubt, even if Parent and Holdco do not agree on the calculations set forth in the Preliminary Closing Adjustment Statement, the last Preliminary Closing Adjustment Statement delivered by Parent to Holdco shall be used at the Closing for purposes of determining the Estimated Cash Payment Amount.

SECTION 2.07. Cash Payment Amount Adjustment

(a) As soon as reasonably practicable, and in any event within ninety (90) days after the Closing Date, Holdco shall prepare and deliver to Parent a statement (the “Closing Adjustment Statement”), setting forth its reasonably detailed calculation of (i) the Cash Payment Amount, including the Closing Cash and the Closing Adjustment Liabilities, in each case as of the day before the Closing Date, and (ii) the Adjusted Free Cash Flow. For purposes of the calculations of the Closing Adjustment Statement, the Cash Payment Amount, the Closing Cash, the Closing Adjustment Liabilities and the Adjusted Free Cash Flow, the Transferred Assets shall be deemed to have been conveyed, and the Assumed Liabilities shall be deemed to have been assumed, as of the close of business on the day before Closing Date. Holdco shall together with the Closing Adjustment Statement provide a statement executed by an appropriate officer stating that the Pre-Closing Adjusted Cash Flow has been prepared in accordance with the Cash Payment Amount Principles. From and after the delivery of the Closing Adjustment Statement and until such time as the Closing Adjustment Statement becomes conclusive and binding upon the parties, Parent and its Representatives shall have reasonable access, during normal business hours and upon reasonable notice, to all relevant work papers, schedules, memoranda and other documents prepared by Holdco or any of its affiliates or any of their respective Representatives in connection with the preparation of the Closing Adjustment Statement, and to finance personnel of Holdco or any of its affiliates and any other information relating to the Closing Adjustment Statement that Parent reasonably requests, and Holdco shall, and shall cause its affiliates and Representatives to, cooperate reasonably with Parent and its Representatives in connection therewith; provided, that the accountants of the Holdco and their affiliates shall not be obliged to make any work papers available to Parent except in accordance with such accountants’ normal disclosure procedures and then only after Parent has signed an agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants.

(b) Objections; Resolution of Disputes.

(i) Unless Parent notifies Holdco in writing within 45 days after Holdco’s delivery of the Closing Adjustment Statement (such 45-day period, the “Post-Closing Objection Period”) of any objection to the computation of the Cash Payment Amount, including the Closing Cash, Closing Adjustment Liabilities or the Adjusted Free Cash Flow (a “Post-Closing Notice of Objection”) the Closing Adjustment Statement shall be (A) conclusive and binding on the parties in all respects and (B) final and non-appealable for all purposes hereunder. Any component of the Closing Adjustment Statement that is not specifically objected to by Parent within the Post-Closing Objection Period shall be deemed (x) conclusive and binding on the parties in all respects and (y) final and non-appealable for all purposes hereunder.

(ii) In the event that Parent provides the Post-Closing Notice of Objection to Holdco within the Post-Closing Objection Period, Holdco and Parent shall, during the 30-day period following Holdco’s receipt of the Post-Closing Notice of Objection (such 30-day period, the “Post-Closing Resolution Period”), attempt in good faith to resolve Parent’s objections. If Holdco and Parent resolve all such objections, then the Closing Adjustment Statement, with such adjustments as are agreed by Holdco and Parent, shall become (A) conclusive and binding on the parties in all respects and (B) final and non-appealable for all purposes. If Holdco and Parent are unable to resolve all such objections within the Post-Closing Resolution Period, the matters remaining in dispute shall be submitted to a nationally recognized accounting firm mutually agreed upon by Holdco and Parent (such agreed firm, the “Independent Expert”). The Independent Expert shall be engaged pursuant to an engagement letter among Holdco, Parent and the Independent Expert. The parties agree that the Independent Expert shall function solely as an expert and not as an arbitrator, and that the scope of the disputes to be resolved by the Independent Expert will be limited to correcting mathematical errors and determining whether any disputed determination of the Cash Payment Amount or components thereof were calculated in accordance with the Cash Payment Amount Principles. The Independent Expert is not authorized to, and shall not, make any other determination, including any determination with respect to the accuracy of the Financial Statements, any determination as to the accuracy of the representations and warranties set forth in this Agreement, or any determination as to compliance by any party with any of their respective covenants in this Agreement other than the obligation that the Cash Payment Amount Principles be applied in the context of the foregoing. In addition, the Independent Expert shall be instructed, pursuant to such engagement letter, to resolve only those matters set forth in the Post-Closing Notice of Objection remaining in dispute solely based upon the submissions (and supporting documentation) of the parties and not to otherwise investigate any matter independently and the Independent Expert shall be bound by the provisions of this Section 2.07(b)(ii). Holdco and Parent shall also instruct the Independent Expert to render its reasoned written decision as promptly as practicable but in no event later than thirty (30) days from the date that information related to the unresolved objections was presented to the Independent Expert by Holdco and the Transferors. With respect to each disputed line item, such decision, if not in accordance with the position of either Holdco or Parent, shall not be in excess of the higher, nor less than the lower, of the amounts respectively advocated by Holdco in each of the respective components of the Closing Adjustment Statement or Parent in the Post-Closing Notice of Objection with respect to such disputed component and line item thereof. Absent manifest error, the resolution of disputed items by the Independent Expert shall be (A) conclusive and binding on the parties in all respects, including for the calculation of the relevant components of the Cash Payment Amount, and (B) the determination of the Independent Expert shall constitute an arbitral award that is final, binding and nonappealable and upon which a judgment may be entered by a court having jurisdiction thereover. The fees and expenses of the Independent Expert shall be split equally by Parent and Holdco.

(c) Cash Payment Adjustment Amount. If the Cash Payment Amount as finally determined under this Section 2.07 exceeds the Estimated Cash Payment Amount, then Holdco shall pay in cash to Parent (or one or more affiliates designated by Parent), for the benefit of the applicable Transferors, an amount equal to (i) the amount of such excess divided by (ii) 0.55. If the Estimated Cash Payment Amount exceeds the Cash Payment Amount as finally determined under this Section 2.07, then Parent (or an affiliate of designated by Parent), on behalf of the applicable Transferors, shall pay in cash to the acquisition vehicle owned by the Equity Investors and holding equity interests of Holdco (the “Equity Investor Vehicle”) an amount equal to such excess; provided that if Parent and the Equity Investor Vehicle reasonably agree that Holdco or its subsidiaries has an immediate need for liquidity, including in respect of the Closing Adjustment Liabilities included in the Cash Payment Amount, Parent shall pay in cash to Holdco an amount equal to (A) the amount of such excess divided by (B) 0.55. Any such payment pursuant to this Section 2.07(c) shall be made by wire transfer of immediately available funds to an account designated in writing by the party entitled to the payment within five (5) Business Days after such determination.

(d) The process set forth in this Section 2.07 shall be the sole and exclusive remedy of any of the parties and their respective affiliates for any disputes related to the Closing Adjustment Statement and the calculations and amounts on which they are based, including the calculations of Closing Cash or Closing Adjustment Liabilities or set forth in the related statements and notices delivered in connection therewith.

SECTION 2.08. Deferred Closing.

(a) Without limiting Section 1.04, (i) the conveyance, assignment, transfer, delivery and acceptance of the Transferred Assets located in the jurisdiction listed in the Transferor Disclosure Letter (the “Deferred Closing Country”), including, for the avoidance of doubt, the Transferred Equity Interests of Transferred Subsidiaries incorporated or organized under the Laws of the Deferred Closing Country (the “Deferred Assets”), and (ii) the assumption of the Assumed Liabilities relating to the Business conducted in the Deferred Closing Countries or relating to such Deferred Assets (the “Deferred Liabilities”) may but shall not be required to occur on the Closing Date. The conveyance, assignment, transfer, delivery and acceptance of the Deferred Assets and the assumption of the Deferred Liabilities with respect to the Deferred Closing Country shall if reasonably practicable take place at the Closing or otherwise as promptly as reasonably practicable thereafter but in any event on a date not more than six months after the Closing Date (each such closing, a “Deferred Closing”). Until the occurrence of the applicable Deferred Closing, none of the applicable Deferred Assets or applicable Deferred Liabilities of the applicable Transferors shall be transferred to or assumed by Holdco, as the case may be, and the Transferors shall hold and operate, for its account, such Deferred Assets (including any Transferred Subsidiaries whose Transferred Equity Interests are included in such Deferred Assets) in a manner consistent with the Transferors’ obligations under clauses (i) and (ii) of Section 1.04(b).

(b) Subject to Section 5.04, at the Deferred Closing, the Transferors and Holdco shall, and shall cause their respective affiliates to, execute and deliver any applicable Local Purchase Agreements and any other instruments as may be reasonably necessary to transfer the Deferred Assets and Deferred Liabilities in the Deferred Closing Country.

(c) For the avoidance of doubt, there shall be no conditions required to be satisfied or waived prior to the Deferred Closing in order to consummate the transactions contemplated by this Section 2.08. with respect to the Deferred Closing Country (other than as may be expressly set forth in a Local Purchase Agreement). The parties shall cooperate in good faith to enter into any lawful and commercially reasonable arrangement under which, from and after the Closing until the Deferred Closing, (i) Holdco or the Transferred Subsidiaries shall obtain (without infringing upon the legal rights of such third party or violating any Law) the economic rights and benefits of the Deferred Assets and (ii) Holdco or the Transferred Subsidiaries shall assume any related economic burden with respect to such Deferred Assets. To the extent permitted under applicable Law, for applicable Tax purposes, the parties shall treat any such Deferred Asset as having been transferred at the Closing.

(d) Unless the context otherwise clearly requires, references in this Agreement to the “Closing” or “Closing Date” shall, with respect to any Deferred Asset or Deferred Liability, be deemed to refer to the date of the Deferred Closing.

(e) The parties acknowledge that the portion of the Purchase Price allocable to the Deferred Closing Country as agreed to by the parties (each, a “Deferred Closing Country Amount”) shall be deemed to have been paid on the Closing Date. In the event that a local payment of some or all of the relevant Deferred Closing Country Amount is required in a particular jurisdiction, on the date of the Deferred Closing for the Deferred Closing Country, Holdco shall cause the applicable designee of Holdco to pay an amount equal to the required local payment to the applicable Transferor on the Deferred Closing by wire transfer of immediately available funds to the applicable Transferor’s local bank account to be designated by Parent in a written notice to Holdco at least three Business Days before the Deferred Closing. Within three Business Days following the date of the Deferred Closing, Transferors shall, or shall cause the applicable affiliate to, reimburse to Holdco an amount equal to the relevant required local payment in U.S. dollars, by wire transfer of immediately available funds to the bank account to be designated by Holdco in a written notice to the Transferors at least ten (10) Business Days before the Deferred Closing. In the event that the Deferred Closing of any

Deferred Assets cannot be effected by the parties, then the Purchase Price shall be adjusted by the Deferred Closing Country Amount.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF TRANSFERORS

Except as set forth in the Transferor Disclosure Letter delivered to Holdco in connection with this Agreement (the “Transferor Disclosure Letter”), each Transferor jointly and severally hereby represents and warrants to Holdco as follows:

SECTION 3.01. Organization and Standing. Each of the Transferors and the Transferred Subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, except, as to the Transferred Subsidiaries, as would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole. Each of the Transferors and the Transferred Subsidiaries (i) has all requisite corporate or other organizational power and authority to own, lease or operate its respective properties relating to the Business (including the Transferred Assets or the Transferred Equity Interests, as applicable) and to carry on the Business as it has been and is currently conducted and (ii) is authorized, licensed or qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction in which the properties, rights or assets owned or lease by it or the conduct of the Business by it requires such authorization, licensing or qualification, except in each case where the failure to be so licensed, qualified or in good standing would not reasonably be expected to have a Material Adverse Effect. Each Transferor (other than Parent) is a wholly owned, direct or indirect subsidiary, of Parent. True, correct and complete copies of the governing documents of each Transferred Subsidiary have been delivered to Holdco on or before the date hereof.

SECTION 3.02. Authority; Execution and Delivery; Enforceability. Each of the Transferors and the Transferred Subsidiaries has (or, in the case of any Ancillary Agreements to be entered into after the date hereof, will have) the requisite corporate power and authority to execute and deliver this Agreement, the Local Purchase Agreements, the Related Agreements and the other agreements and instruments required to be executed and delivered by it in connection with this Agreement and Related Agreements (such agreements and instruments, together with the Transferor Disclosure Letter, the Holdco Disclosure Letter, Local Purchase Agreements and the Related Agreements, the “Ancillary Agreements”) to which it is, or will be, a party and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements. Each of the Transferors and the Transferred Subsidiaries has taken (or, in the case of any Ancillary Agreements to be entered into after the date hereof, shall take) all corporate, shareholder or similar action necessary to execute, deliver and perform this Agreement and the Ancillary Agreements to which it is a party and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements in accordance with the terms hereof and thereof, including pursuant to the Restated Articles of Incorporation of Parent, dated September 10, 2009 (the “Restated Articles”)). Except for votes or approvals that have been obtained as of the date hereof (or, in the case of votes or approvals of the Transferred Subsidiaries, that will be obtained prior to the Closing), no vote or other approval of the equity holders of the Transferors or the Transferred Subsidiaries is required in connection with the execution, delivery or performance of this Agreement and the Ancillary Agreements or to consummate the transactions contemplated by this Agreement and the Ancillary Agreements in accordance with the terms hereof and thereof, whether by reason of applicable Law, the organizational documents of the Transferors or the Transferred Subsidiaries, the rules or requirements of any securities exchange, or otherwise. This Agreement has been duly and validly executed and delivered by the Transferors, and, assuming the due authorization, execution and delivery of this Agreement by Holdco, constitutes, and each Ancillary Agreement when executed and delivered by the applicable Transferor or Transferred Subsidiary party thereto, and, assuming the due authorization, execution and delivery of such Ancillary Agreement by Holdco or its applicable affiliates, will constitute, a valid, legal and binding agreement of the applicable Transferor or Transferred Subsidiary, enforceable against such person in accordance with its terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject to the effect of general principles of equity (the “Enforceability Exceptions”).

SECTION 3.03. Non-Contravention and Approvals.

(a) No consent, approval or authorization (“Consent”) of, or registration, declaration or filing with, any federal, national, supranational, state, provincial, local or foreign court of competent jurisdiction, governmental or quasi-governmental agency, authority, instrumentality or regulatory body (a “Governmental Entity”) is required to be obtained or made by any Transferor or any Transferred Subsidiary in connection with the execution, delivery and performance of this Agreement and the Ancillary Agreements to which such person is a party (or will be a party in the case of Ancillary Agreements executed, delivered and performed after the date hereof) or the consummation of the transactions contemplated hereby and thereby, other than (i) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) compliance with and filings, notifications and approvals under any other applicable Antitrust Laws, (iii) compliance with permits, licenses, franchises, approvals or authorizations from any Governmental Entity (“Permits”) set forth on the corresponding part of the Transferor Disclosure Letter, (iv) those set forth in the corresponding part of the Transferor Disclosure Letter, (v) Consents of any Governmental Entity related to a commercial Contract for the sale of any product or service by the Business to such Governmental Entity, and (vi) such other Consents of Governmental Entities the failure of which to obtain or make would not reasonably be expected to have a Material Adverse Effect.

(b) Assuming compliance with the items described in Section 3.03(a)(i) to (v), the execution, delivery and performance by each Transferor of this Agreement and each Ancillary Agreement to which it is a party does not (or, in the case of the Ancillary Agreements to be entered into after the date hereof, shall not), (i) conflict with or violate its certificate of incorporation or by-laws (or similar organizational documents) of the Transferors or the Transferred Subsidiaries, (ii) result in any breach of or constitute a default (with or without notice or lapse of time or both) under, or require any consent, approval or authorization under or give right to any right of termination, amendment, suspension, revocation, acceleration or cancellation of, or the loss of any benefit under, any Business Contract, (iii) conflict with or violate any injunction, judgment, order, or decree (“Judgment”), or federal, national, supranational, state, provincial or local or administrative statute, law (including common law), directive, court order, ordinance, rule, code or regulation (“Law”) applicable to such Transferor, any of the Transferred Assets or Transferred Subsidiaries, or (iv) result in the creation of any Lien (other than Permitted Liens, Liens arising from any act of Holdco or its affiliates, Liens arising under applicable securities Laws or Liens resulting from the Ancillary Agreements) upon any of the Transferred Assets or the properties or assets of the Transferred Subsidiaries, except, in the case of clauses (ii), (iii) and (iv), any such items that would not reasonably be expected to have a Material Adverse Effect.

SECTION 3.04. Capitalization of the Transferred Subsidiaries.

(a) All of the ownership interests in the Transferred Subsidiaries, including the Transferred Equity Interests, (i) have been duly authorized, validly issued and are fully paid and nonassessable, (ii) were not issued in violation of any preemptive or similar rights, (iii) are, in the case of the Transferred Equity Interests, owned by the relevant Transferors, free and clear of all Liens, except Liens arising from any act of Holdco or its affiliates or Liens under applicable securities Laws, and (iv) are free of any restrictions on the right to vote, sell or otherwise dispose of such Transferred Equity Interests. The Transferred Equity Interests are the only equity interests of such Transferred Subsidiaries that are issued or outstanding. There are no options, warrants, calls, subscriptions convertible or exchangeable securities or other rights, agreements, arrangements or commitments relating to the Transferred Equity Interests (other than this Agreement or applicable Ancillary Agreements) obligating any Transferor to issue or sell any Transferred Equity Interests or any other security convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock or other equity securities of such Transferred Subsidiaries. There are no outstanding contractual obligations of any Transferor to repurchase, redeem or otherwise acquire any of the Transferred Equity Interests.

(b) The corresponding part of the Transferor Disclosure Letter sets forth a list of the Transferred Subsidiaries and sets forth, for each Transferred Subsidiary, the name of such entity, type of entity, jurisdiction of incorporation and the holders thereof as of immediately prior to the Closing (subject to any changes made in accordance with Section 5.17). There are no shares of capital stock or similar ownership interests of any of the Transferred Subsidiaries reserved for issuance for any purpose and there are no voting trusts, proxies, or other agreements or understandings to which any Transferred Subsidiary is a party with respect to the voting of any shares of capital stock or similar ownership interest of any Transferred Subsidiary. There are no bonds, debentures, notes or other indebtedness issued by any Transferred Subsidiary which have the right to vote (or which are convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of such Transferred Subsidiaries are entitled to vote. The Financial Statements reflect all assets, liabilities and the financial condition and results of the Business that would be attributable to the assets and liabilities that would be transferred to Holdco in accordance with this Agreement were the Closing Date to have occurred on the first day of the relevant year covered by such Financial Statements.

(c) No Transferred Subsidiary owns, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any other person other than another Transferred Subsidiary.

(d) Each foreign Transferred Subsidiary is in compliance with all statutory minimum capitalization requirements under applicable Law, except for any non-compliance that would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole.

SECTION 3.05. Financial Statements.

(a) The corresponding part of the Transferor Disclosure Letter sets forth: (i) the unaudited combined statement of financial position of the Aggregate F&R Business as of the years ended December 31, 2016 and December 31, 2015, and the related combined statement of income, statement of cash flows and statement of changes in net parent company investment and non-controlling interests for the years ended December 31, 2016, December 31, 2015 and December 31, 2014 (the “Year-End Financial Statements”); (ii) the unaudited condensed combined statement of financial position of the Aggregate F&R Business as of September 30, 2017 (the “Most Recent Balance Sheet”) and the related unaudited condensed combined statement of income, statement of cash flows and statement of net parent company investment and non-controlling interests for the three and nine-month periods ended September 30, 2017 and September 30, 2016 (the “Interim Financial Statements” and, together with the Year-End Financial Statements, the “Financial Statements”); and (iii) the revenue attributable to the Retained Risk Business for each of the years ended December 31, 2016, December 31, 2015 and the nine-month period ended September 30, 2017.

(b) The Financial Statements have been derived from the financial statements and the books and records of Parent and have been prepared in accordance with IFRS applied on a consistent basis throughout the periods indicated (except as may be noted therein) and on that basis fairly present, in all material respects, the combined financial condition, assets and liabilities, changes in net parent company investment and non-controlling interests and results of operations and cash flows of the Aggregate F&R Business as of the dates thereof and for the periods indicated, in each case, except as may be noted therein and subject to normal and recurring year-end adjustments (none of which are expected to be material in nature or amount, individually or in the aggregate) and the absence of certain footnote disclosures; provided that the Financial Statements and the foregoing representations and warranties are qualified by the fact that the Aggregate F&R Business has not operated as a separate stand-alone entity and has received certain allocated charges and credits which do not necessarily reflect amounts which would have resulted from arm’s-length transactions or which the Aggregate F&R Business would incur on a stand-alone basis.

(c) Parent maintains systems of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS in all material respects, including internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorization, and (ii) transactions are recorded as necessary to permit the preparation of the Financial Statements in conformity with IFRS and maintain accountability for assets. There are no material weaknesses or significant deficiencies (as such terms are defined in Regulation S-X) in Parent’s internal controls likely to adversely affect its ability to record, process, summarize and report financial information of the Business and there has not been any fraud, whether or not material, that involves management or other employees of the Business who have a significant role in Parent’s internal controls over financial reporting.

SECTION 3.06. Absence of Certain Changes. Except as expressly contemplated by this Agreement and the Ancillary Agreements (or as consented to by Holdco), since September 30, 2017 (a) until the date hereof, the Business has been conducted in the ordinary course in a manner consistent with past practice, (b) there has not been any event, occurrence or development that has had or is reasonably likely to have a Material Adverse Effect and (c) there has not been any action taken by Parent or its affiliates that, if taken during the period from September 30, 2017 through the Closing Date without Holdco’s prior written consent, would constitute a breach of Sections 5.01(a)(vi), (vii) (solely with respect to a disposition or transfer of assets), (viii), (ix), (x), (xi), (xiii), (xiv), (xvi), (xviii) (solely with respect to material Permits), (xix) and (xx).

SECTION 3.07. Real Property.

(a) (i) Either a Transferor or a Transferred Subsidiary has good and valid a fee title (or the local legal equivalent), and as of the close of business on the Closing Date, either Holdco or a Transferred Subsidiary will have good and valid fee title (or the local legal equivalent), subject only to Permitted Liens, to each parcel of real property Related to the Business owned by the Transferor and included in the Transferred Assets or owned by a Transferred Subsidiary (such owned property collectively, the “Transferred Owned Real Property”) and (ii) either a Transferor or a Transferred Subsidiary has a good and valid leasehold interest, and as of the close of business on the Closing Date, either Holdco or a Transferred Subsidiary will have a good and valid leasehold interest, subject only to Permitted Liens, in each parcel of real property that is subject to a lease, sublease or other agreement under which a Transferor or a Transferred Subsidiary uses or occupies or has the right to use or occupy any real property Related to the Business (such leased property, the “Transferred Leased Real Property,” and such leases, subleases and other agreements are, collectively, the “Assumed Leases”), in each case, free and clear of all Liens other than any Permitted Liens and any Lien affecting solely the interest of the landlord thereunder. Each Assumed Lease is, and after giving effect to the transactions contemplated by this Agreement and the Ancillary Agreements and receipt of any consents required under any Assumed Lease from the landlords thereunder, will be, valid, binding and in full force and effect, subject to the limitation of such enforcement by the Enforceability Exceptions, except as would not reasonably be expected to have a Material Adverse Effect. No uncured default on the part of the Transferor or, if applicable, the Transferred Subsidiary or, to the Knowledge of the Transferors, the landlord or sublandlord thereunder (as applicable), exists under any Assumed Lease, and no event has occurred or circumstance exists which, with the giving of notice, the passage of time, or both, would constitute a breach or default under an Assumed Lease, except for such breach or default that would not reasonably be expected to have a Material Adverse Effect. The corresponding part of the Transferor Disclosure Letter sets forth a true and complete list, by address and location, of each parcel of Transferred Owned Real Property and Transferred Leased Real Property. Parent has made available to Holdco copies of all deeds, title policies, title reports, surveys or similar instruments in the possession or under the control of Parent for each parcel of Transferred Owned Real Property and Transferred Leased Real Property.

(b) Other than Permitted Liens, there are no leases, subleases, licenses, rights, options or other agreements affecting all or any portion of the Transferred Owned Real Property or the Transferred Leased Real Property that would reasonably be expected to have a Material Adverse Effect on the use of such Transferred Owned Real Property or the Transferred Leased Real Property in the operation of the Business thereon.

SECTION 3.08. Intellectual Property.

(a) The corresponding part of the Transferor Disclosure Letter sets forth, as of the date hereof, all unexpired patents and pending patent applications, all unexpired registered trademarks, all unexpired domain name registrations and all pending registration applications for any of the foregoing, in each case, that are either (i) owned by a Transferred Subsidiary (the “Subsidiary Registered Intellectual Property”), or (ii) included in the Transferred Assets (the “Transferred Registered Intellectual Property”). A Transferor or a Transferred Subsidiary is the sole owner of all Subsidiary Registered Intellectual Property and all Transferred Registered Intellectual Property set forth in the corresponding part of the Transferor Disclosure Letter and all of its own material unregistered proprietary Intellectual Property, free and clear of all Liens (other than licenses granted in any Off-the-Shelf Agreement), other than Permitted Liens.

(b) Neither Parent nor any affiliate thereof (including the Transferred Subsidiaries) has entered into a written agreement granting any material license to (or any other rights in or to use) any Transferred Intellectual Property to any third party (the “Outbound IP Licenses”), except (i) non-exclusive end-user licenses granted to end users or customers in the ordinary course of business, (ii) non-exclusive licenses granted to third parties providing services to any Transferor or any affiliate thereof (including a Transferred Subsidiary) in the ordinary course of business and for the purpose of providing such services, including licenses granted to digital media and marketing service providers, developers, and hosting providers, and (iii) non-exclusive trademark licenses granted to third parties in the ordinary course of business in connection with co-branding or other promotional activities. Neither Parent nor any affiliate thereof (including the Transferred Subsidiaries) has entered into any “cross-license” or similar agreement that would obligate Holdco or any affiliate thereof to grant any Person any material license to or other rights in or to use any of the Transferred Intellectual Property (or any other material Intellectual Property owned by Holdco or of its affiliates, after the Closing Date).

(c) Except for Off-the-Shelf Agreements, neither a Transferred Subsidiary nor any Transferor has entered into any written agreement with any third party pursuant to which the Transferred Subsidiary or any such Transferor, as the case may be, has been granted a material license to (or any other rights in or to use) Intellectual Property (the “Inbound IP Licenses”).

(d) Except as would not reasonably be expected, individually or in the aggregate, to be material to the Business, taken as a whole, no Proceedings are pending or, to the Knowledge of the Transferors, threatened in writing (including unresolved “cease and desist” letters or requests to take a patent license) between any Transferor or any affiliate (including the Transferred Subsidiaries) and any third party (i) claiming infringement, misappropriation or otherwise violation of Intellectual Property owned by such third party or (ii) challenging the validity, enforceability or ownership of any Transferred Intellectual Property. To the Knowledge of the Transferors, no third party is infringing, misappropriating or otherwise violating any material Transferred Intellectual Property. To the Knowledge of the Transferors, the conduct of the Business as currently conducted does not infringe the Intellectual Property of any Person.

(e) Except as indicated in the corresponding part of the Transferor Disclosure Letter (the “Escrow Agreements”), Parent and its affiliates (including the Transferred Subsidiaries) have not deposited any source code included in the Transferred Intellectual Property with, or delivered or licensed any such material source code to, any escrow agent (and have no current or contingent contractual obligation to do same). No event has occurred and no circumstance or condition exists that (with or without notice or the lapse of time, or both) will result in the obligation to deliver any source code included in the Transferred Intellectual Property to any third party pursuant to an Escrow Agreement.

(f) Parent and its affiliates (including the Transferred Subsidiaries) have taken commercially reasonable steps to protect the confidentiality of any trade secrets included in the Transferred Intellectual Property that are material to the Business, and Parent has taken commercially reasonable steps to protect the confidentiality of any trade secrets included in the Transferred Assets that are material to the Business.

(g) Parent and its affiliates (including the Transferred Subsidiaries) have taken commercially reasonable steps to protect the material assets used in the Business from viruses, bugs, defects, Trojan horses, time bombs and other corruptants and contaminants (the “Viruses”). Parents and its affiliates (including the Transferred Subsidiaries) have in place commercially reasonable Privacy Policies and backup and disaster recovery plans, procedures and facilities for the material IT Assets used in the Business and have taken commercially reasonable steps to safeguard their integrity, continuous operation and security. Since the date that is three (3) years prior to the date hereof, there have been no material (A) outage, failure or breakdown of material IT Assets, other than those that were remedied without material cost or liability or (B) unauthorized intrusions or breaches of the security of the material IT Assets used in the Business or any intrusions or breaches of such security that, pursuant to any applicable Law, would require notification to third parties of same.

(h) No material Software that is owned by Parent or its affiliates (including the Transferred Subsidiaries) is subject to or bound by any Open Source License, or any requirement that the source code for such material Software be delivered, disclosed, licensed or otherwise made available to any third party, other than as set forth in an Escrow Agreement.

(i) To the Knowledge of the Transferors, the material IT Assets used by the Business (including the commercial products and services of the Business) are free of any material Viruses. No Person has brought or threatened in writing to bring any Claim (other than requests for support or corrections in the ordinary course of business) against Parent or any of its affiliates (including the Transferred Subsidiaries) with respect to any failure of (or actual or potential damages incurred due to their use of) such entities’ products and services, including for indemnity, breach of warranty, strict liability, failure to warn, negligence, product or design defect or similar theories.

(j) Notwithstanding any other provision of this Agreement, it is agreed and understood that no representation or warranty is made by Parent or any of the other Transferors in this Agreement in respect of Intellectual Property or IT Assets, other than the representations and warranties set forth in this Section 3.08 and Section 3.09, Section 3.12 and Section 3.15.

SECTION 3.09. Contracts.

(a) The corresponding part of the Transferor Disclosure Letter sets forth, as of the date hereof, a true, correct and complete list of each of the following contracts, subcontracts, arrangements, bonds, debentures, notes, mortgages, indentures, guarantees, licenses, other agreements or other legally binding instruments (“Contract”) Related to the Business:

(i) a Contract under which any Transferred Subsidiary has Indebtedness, or issued any note or other evidence of Indebtedness to, any person, including any guarantee relating thereto (other than any Contract that will be terminated as of the Closing), in each case in an amount greater than $25,000,000;

(ii) a Contract that grants to any third party a Lien, other than a Permitted Lien, on all or any part of any material Transferred Assets or material assets of a Transferred Subsidiary;

(iii) a Contract concerning the establishment, control, maintenance or operation of a partnership, joint venture or other similar agreement or arrangement;

(iv) the Assumed Leases;

(v) a Contract containing an obligation, such as a put or similar right, pursuant to which Parent or any of its affiliates could be required to purchase, redeem or otherwise acquire an equity security of another person;

(vi) a Contract containing covenants by a Transferred Subsidiary, or a Transferred Contract containing covenants, prohibiting or limiting the Transferor or the Transferred Subsidiary, as applicable, from (A) competing with any person, or levying a fine, charge or payment for doing so, or (B) engaging in any line of business or activity in any market or geographic location, in each case which limitations are material to the conduct of the Business as conducted on the date hereof;

(vii) a material Contract granting to any person a right of first refusal, right of first offer or a “most favored nation” or similar arrangement;

(viii) a Contract (A) pursuant to which a third-party distributor (other than any affiliate of any Transferor) has the right to distribute or resell certain products of the Business in a particular market and (B) involving aggregate payments in excess of $10,000,000 in the 12-month period ended December 31, 2017;

(ix) a Contract involving a resolution or settlement of any actual or threatened Proceeding (A) with either a value greater than $10,000,000 or (B) that imposes material restrictions or obligations on the conduct of the Business as conducted as of the date hereof; and

(x) a Contract for the acquisition or disposition by Parent or any of its affiliates of any ownership interest in any other person or other business enterprise (A) since three years prior to the date hereof for consideration with an aggregate value of $10,000,000 or more or (B) pursuant to which Parent or any of its affiliates is subject to any continuing deferred purchase price, “earn out”, purchase price adjustment or non-competition obligations.

(b) All Contracts required to be set forth in the corresponding part of the Transferor Disclosure Letter (such Contracts, the “Business Contracts”) are valid, binding and in full force and effect, subject, as to enforcement, to the Enforceability Exceptions, except for such failures to be valid, binding and in full force and effect that would not be material to the Business, taken as a whole. No Transferor nor any Transferred Subsidiary is in breach or default under the Business Contracts, and, to the Knowledge of the Transferors, no other party to any Business Contract, is in breach or default thereunder, except to the extent that such breach or default would not reasonably be expected to be material to the Business, taken as a whole. No Transferor nor any Transferred Subsidiary has received any written notice of any actual or threatened termination, cancellation or limitation of any Business Contract. The Transferors have made available to Holdco true and complete copies of all Business Contracts prior to the date hereof.

SECTION 3.10. Permits.

(a) All Permits held by the Transferred Subsidiaries and the Business that are necessary for the Transferred Subsidiaries and the Business to lawfully own, lease or operate their rights, properties or assets and to lawfully conduct their activities and operations as currently conducted are in full force and effect, except as would not reasonably be expected to be material to the Business, taken as a whole.

(b) No Proceeding is pending or, to the Knowledge of the Transferors, threatened in writing that would reasonably be expected to result in, nor will the consummation of the transactions contemplated by this Agreement result in (assuming compliance with Section 3.03(a)(iii)), the revocation, cancellation or suspension of any such Permit the loss of which would reasonably be expected to be material to the Business, taken as a whole. There are no Permits held by any of the Transferors or their affiliates (other than the Transferred Subsidiaries) that are necessary for the conduct of the Business as conducted on the date hereof.

(c) The Permits set forth on the corresponding part of the Transferor Disclosure Letter constitute all of the regulatory Permits necessary to operate the Business as currently conducted.

SECTION 3.11. Taxes.

(a) (i) All income and other material Tax Returns required to be filed pursuant to applicable Law by or on behalf of the Transferred Subsidiaries or with respect to the Transferred Assets of the Business have been timely filed (taking into account all applicable extensions) and such Tax Returns are complete and accurate in all material respects, (ii) all material Taxes due and payable by or with respect to any Transferred Subsidiary, any Transferred Assets, or the

Business have been timely paid in full (taking into account all applicable extensions), (iii) no material Tax audit, claim, examination or other proceeding with respect to any Taxes or Tax Return of a Transferred Subsidiary, or assessment for a material deficiency with respect to any Taxes of a Transferred Subsidiary, is in progress with any Taxing Authority, and no claim for such a material deficiency with respect to any Taxes of a Transferred Subsidiary has been asserted in writing by any Taxing Authority, (iv) there are no Liens (other than Permitted Liens) for material Taxes with respect to the assets of the Transferred Subsidiaries, and (v) as of the Closing, none of the Transferred Subsidiaries will be a party to, be bound by, or have any material obligation under any Tax sharing, Tax allocation or Tax indemnification agreement (except for agreements, and liabilities pursuant to any agreement or arrangement, (x) exclusively between or among the Transferred Subsidiaries or (y) constituting or pursuant to any commercial agreement the primary subject of which is not Taxes).

(b) None of the Transferred Subsidiaries (i) is or has ever been a member of an affiliated, consolidated, combined or unitary group filing an affiliated, consolidated, combined or unitary Tax Return (other than such a group the common parent of which is Parent, any subsidiary of Parent or any predecessor thereto), or (ii) has any material liability for Taxes of any Person (other than Parent and its subsidiaries) arising from the application of Treasury Regulation Section 1.1502-6 (or any similar provision of state, provincial, local or foreign Law), or as a transferee or successor.

(c) Each Transferred Subsidiary has deducted, withheld and paid to the appropriate Taxing Authority all material Taxes required to be deducted or withheld under any applicable Tax Law.

(d) The Transferors have timely paid (taking into account all applicable extensions) all material Taxes which have been required to be paid on or prior to the date hereof, the nonpayment of which would result in a Lien (other than a Permitted Lien) on any Transferred Asset.

(e) In the last three (3) years, no claim has been made in writing by a Taxing Authority in a jurisdiction where a Transferred Subsidiary (or any predecessor) does not file Tax Returns that such Transferred Subsidiary is or may be subject to taxation by, or required to file Tax Returns in, that jurisdiction, which claim has not been resolved in full.

(f) No Transferred Subsidiary has engaged in, or has any liability or obligation with respect to, any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4.

(g) Within the past two (2) years, no Transferred Subsidiary has been either a “distributing corporation” or a “controlled corporation” in a distribution to which Section 355 of the Code is applicable.

(h) No Transferred Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of (i) any change in method of accounting occurring prior to the Closing pursuant to Section 481(a) of the Code (or any similar provision of state, local, or foreign Law), (ii) any installment sale or open transaction made prior to Closing, (iii) any intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, provincial, local or foreign Law), (iv) any closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, provincial, local or foreign Law) entered into prior to the Closing, (v) any prepaid amount received or paid prior to the Closing, or (vi) any election pursuant to Section 108(i) of the Code.

(i) None of the Transferred Subsidiaries is a “passive foreign investment company” within the meaning of Section 1297 of the Code or the Treasury Regulations promulgated thereunder. None of the Transferred Subsidiaries that is a domestic corporation for U.S. federal income tax purposes owns (within the meaning of Section 958(a)) stock in any Transferred Subsidiary that is a “controlled foreign corporation” within the meaning of Section 957 of the Code or the Treasury Regulations promulgated thereunder.

(j) No Transferred Subsidiary is treated for any Tax purpose as resident in a country other than the country in which it is organized.

(k) The corresponding part of the Transferor Disclosure Letter (the “Transferred Subsidiary Tax Information”) indicates, with respect to each Transferred Subsidiary, (i) the jurisdiction under the Laws of which such Transferred Subsidiary is organized, (ii) the jurisdiction in which such Transferred Subsidiary is a tax resident, and (iii) the entity classification of such Transferred Subsidiary for U.S. federal income Tax purposes, in the case of each of clause (i), (ii), and (iii), as of immediately before the Closing.

(l) The Transferred Subsidiaries are in compliance in all material respects with applicable transfer pricing Laws, including where applicable, the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology.

(m) Notwithstanding any other provision of this Agreement, it is agreed and understood that no representation or warranty is made by Parent or any of the other Transferors in this Agreement or any Ancillary Agreement in respect of Tax matters, other than the representations and warranties set forth in this Section 3.11, Section 3.05 and Section 3.13.

(n) Notwithstanding any other provision of this Agreement, it is agreed and understood that no representation in this Section 3.11 shall be construed as providing any representation with respect to, and no representation in this Section 3.11 shall serve as the basis for any indemnification or other claim in respect of Taxes for, any Tax period (or period thereof) beginning after the Closing Date, other than Section 3.11(h).

SECTION 3.12. Legal Proceedings. No Proceeding is pending or, to the Knowledge of the Transferors, threatened against Parent or any affiliate (including the Transferred Subsidiaries), in each case, which relates to the Business or against the Transferred Subsidiaries or the Transferred Assets, except as would not reasonably be expected, individually or in the aggregate, to be material to the Business, taken as a whole. No Transferor or Transferred Subsidiary is or, for the three (3) years prior to the date hereof, has been party or subject to or in default under any unsatisfied Judgment or settlement (in the case of any Transferor, that is applicable to the conduct of the Business), and, to the Knowledge of the Transferors, no such

Judgments are threatened, except as would not reasonably be expected, individually or in the aggregate, to be material to the Business, taken as a whole.

SECTION 3.13. Employee Benefit Plans; Labor Matters.

(a) For purposes of this Agreement:

“Employee” means, except as set forth in the corresponding part of the Transferor Disclosure Letter, an employee of the Transferors or any of their affiliates (including the Transferred Subsidiaries) (i) who was employed in the reporting line that leads directly to the President, Financial & Risk over the twelve (12)-month period immediately prior to the Closing, or such shorter period of time that such employee has been employed by the Transferors or any of their affiliates, or (ii) who otherwise provides support to the Business as of immediately before the Closing (including employees in the enterprise, technology and operations, legal, human resources, and corporate functions groups) and is allocated to the Business in accordance with the process established by Parent for such purpose as disclosed to Holdco prior to the date of this Agreement, provided that, the list of employees identified by Parent pursuant to such process shall be subject to Holdco’s review and any comments of Holdco shall be responded to in good faith by Parent.

“Employee Benefit Plan” means each employment, retirement, pension, deferred compensation, medical, dental, disability, life, severance, change-in-control, retention, vacation, incentive bonus, equity-based compensation, stock purchase, fringe benefit, or other compensation or benefit plan, program, agreement or arrangement sponsored or maintained by Transferors or their respective affiliates (including the Transferred Subsidiaries) and in which any Employee is eligible to participate or any Former Business Employee participates as of the date of this Agreement (whether or not an “employee benefit plan” within the meaning of Section 3(3) of ERISA) or in respect of which any Transferred Subsidiary or Holdco could reasonably be expected to have any liability.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, (1) a member of any “controlled group” (within the meaning of Section 414(b) of the Code) of which that entity is also a member, (2) a trade or business, whether or not incorporated, under common control (within the meaning of Section 414(c) of the Code) with that entity, (3) a member of any affiliated service group (within the meaning of Section 414(m) of the Code) of which that entity is also a member or (4) such entity is treated as a single employer and under “common control” with any other entity under Section 4001(b)(1) of ERISA.

“Transferor Benefit Plan” means any Employee Benefit Plan that is not a Transferred Subsidiary Benefit Plan.

“Transferred Subsidiary Benefit Plan” means any Employee Benefit Plan (i) that is maintained or sponsored solely by a Transferred Subsidiary, (ii) that is exclusively for the benefit of Employees and/or Former Business Employees, or (iii) the obligations or liabilities for which will, in whole or in part, transfer to a Transferred Subsidiary or Holdco pursuant to Article VI or by operation of Law as a result of the transactions contemplated by this Agreement; provided that, for purposes of Article I, any Employee Benefit Plan described in this clause (iii) is a

Transferred Subsidiary Benefit Plan only to the extent of such transfer of obligations or liabilities and is otherwise a Transferor Benefit Plan.

(b) The corresponding part of the Transferor Disclosure Letter sets forth, as of the date hereof, a list of each material Transferred Subsidiary Benefit Plan and each material Transferor Benefit Plan. Prior to the date of this Agreement, true and complete copies of each material Transferred Subsidiary Benefit Plan and each material Transferor Benefit Plan (or, if unwritten, a material description thereof) and any related summary plan description have been made available to Holdco. No Employee is entitled to a payment of non-qualified deferred compensation that is not fully funded through an insurance contract under any Employee Benefit Plan, other than the Transferor Deferred Compensation Plans and the plans listed in the corresponding part of the Transferor Disclosure Letter and identified as non-qualified deferred compensation plans therein.

(c) The Thomson Reuters 401(k) Savings Plan (the “Transferor 401(k) Plan”) and the Thomson Reuters Group Pension Plan (the “Transferor DB Plan”) have received favorable determination letters as to its tax-qualified status from the IRS that remain in effect on the date hereof. To the Knowledge of Parent, no event has occurred since the most recent determination letter was issued that would reasonably be expected to result in the loss of the tax-qualified status of the Transferor 401(k) Plan or the Transferor DB Plan. The Thomson Reuters U.K. Retirement Plan does not provide any benefits other than money purchase benefits (as defined in Section 181 of the Pension Schemes Act of 1993).

(d) None of Parent, the Transferors, the Transferred Subsidiaries, nor any of their ERISA Affiliates has, within the five-year period ending on the Closing Date, contributed or been required to contribute to any pension plan that is a “multiemployer plan” (within the meaning of Section 3(37) of ERISA) that is subject to ERISA.

(e) (i) Each Transferred Subsidiary Benefit Plan has been operated and administered in all material respects in accordance with its terms and applicable Law (including ERISA and the Code), (ii) all material contributions to the Transferred Subsidiary Benefit Plans that have been required to be made in accordance with the terms of the Transferred Subsidiary Benefit Plans and applicable Laws have been timely made, and (iii) each Transferred Subsidiary Benefit Plan maintained pursuant to the Laws of a country other than the United States that is intended to qualify for special Tax treatment meets all material requirements for such treatment.

(f) Other than routine claims for benefits made in the ordinary course of business that are not material in the aggregate, there are no pending or, to the Knowledge of the Transferors, threatened Proceedings by or on behalf of any Employee that is a participant in any Transferred Subsidiary Benefit Plan, or otherwise involving any Transferred Subsidiary Benefit Plan, that would reasonably be expected to result in any material liability to Holdco or any of the Transferred Subsidiaries.

(g) Except as set forth on the corresponding part of the Transferor Disclosure Letter, neither the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated by this Agreement will (alone or in combination with any other event) result in (i) an increase in the amount of compensation or benefits due, acceleration of the vesting or timing of payment of any compensation or benefits payable to, or any loan forgiveness to or in respect of, any Employee, or (ii) any increased or accelerated funding or payment obligation with respect to any Transferred Subsidiary Benefit Plan. No Transferred Subsidiary Benefit Plan provides for any gross-up payment with respect to Code Section 280G or Code Section 409A.

(h) The corresponding part of the Transferor Disclosure Letter sets forth a true and complete list of each collective bargaining or other labor agreement with any labor union, works council or similar organization representing any of the Employees (each, a “Labor Agreement”). As of the date hereof, (i) There are no strikes, slowdowns, picketings or work stoppages by, or lockouts of, Employees, and no such strike, slowdown, picketing, work stoppage or lockout has occurred within the two (2) years preceding the date of this Agreement, and (ii) there are no pending or, to the Knowledge of the Transferors, threatened unfair labor practice charges, formal organizational campaigns, petitions, material grievances or other material unionization activities seeking recognition of a bargaining unit in the Business.

(i) With respect to the Business and the Employees, the Transferors are in compliance with all Laws governing the employment, the potential employment, the termination of employment or the engagement of labor, except for instances of noncompliance that would not reasonably be expected to result in any material liability to Holdco or any Transferred Subsidiary.

(j) Notwithstanding any other provision of this Agreement, it is agreed and understood that no representation or warranty is made by Parent or any of the other Transferors in this Agreement or any Ancillary Agreement in respect of employee benefits plan or labor matters, other than the representations and warranties set forth in this Section 3.13.

SECTION 3.14. Compliance with Laws. Each of the Business and each Transferred Subsidiary is and, for the three years prior to the date hereof has been, in compliance with all applicable Laws, Judgments, settlements and Privacy Policies applicable to it or by which any of its rights, properties or assets is bound or affected, except for instances of noncompliance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Parent and its affiliates have taken commercially reasonable actions to prepare to comply with the European Union’s General Data Protection Regulation after it takes effect.

SECTION 3.15. Assets; Title to Assets; Sufficiency of Assets.

(a) Except as would not reasonably be expected, individually or in the aggregate, to be material to the Business, taken as a whole, the Transferors are (or will be at or immediately prior to the Closing) all of the affiliates of Parent that own, lease, operate, control or hold a license or otherwise have a right to use the Transferred Assets. Except as would not reasonably be expected, individually or in the aggregate, to be material to the Business, taken as a whole, the Transferred Assets that are tangible assets of any kind or description have been and are in reasonably good operating condition, working order and repair, subject to ordinary wear and tear, and suitable in all material respects for the purpose for which they are being used in the Business immediately prior to the Closing.

(b) Except as would not reasonably be expected, individually or in the aggregate, to be material to the Business, taken as a whole, Parent and the other Transferors own and have good and valid title to each of the Transferred Assets, free and clear of all Liens (other than Permitted Liens). Upon the delivery of and payment for the Transferred Assets in accordance with the terms of this Agreement, Holdco and its affiliates will acquire, in all material respects, good and valid title to all of the Transferred Assets, free and clear of all Liens, other than Permitted Liens.

(c) The Transferred Assets and the properties, rights and other assets that are (and upon consummation of the Closing will be) owned by, leased, licensed or otherwise held for use by the Transferred Subsidiaries, together with any services provided by the Transferors or their affiliates pursuant to any Ancillary Agreement, are (i) sufficient for Holdco to carry on the Business immediately following the Closing in all material respects as it is being conducted as of the date hereof and (ii) are all of the material assets, rights and properties owned by Parent and its affiliates and Related to the Business as it is currently conducted.

SECTION 3.16. Certain Business Relationships with Affiliates. Except for (i) the Excluded Assets, (ii) the services and benefits provided to the Business set forth in Section 5.06 and (iii) the arrangements terminated pursuant to Section 5.05 and Section 5.06, no affiliate of any Transferor (other than the Transferred Subsidiaries or any of the Transferors themselves) (a) owns any material property or right, tangible or intangible, which is primarily used by a Transferred Subsidiary in the Business, (b) has any claim or cause of action against the Business or (c) owes any money to, or is owed any money by, the Business, other than pursuant to commercial relationships or services. The corresponding part of the Transferor Disclosure Letter sets forth each Contract between a Transferred Subsidiary, on the one hand, and any Transferor or any affiliate of any Transferor (other than the Transferred Subsidiaries), on the other hand, which is reasonably expected to continue in effect after the Closing and involved aggregate payments in excess of $10,000,000 in the 12-month period ended December 31, 2017.

SECTION 3.17. No Undisclosed Liabilities. There are no liabilities (whether absolute, accrued, contingent or otherwise) of Parent or its affiliates (to the extent relating to the Business) or of any of the Transferred Subsidiaries or the Business, other than (a) liabilities provided for in the Most Recent Balance Sheet or the notes thereto, (b) liabilities incurred in the ordinary course of business consistent with past practice since the September 30, 2017, and (c) other liabilities which, individually or in the aggregate, would not reasonably be expected to be material to the Business, taken as a whole.

SECTION 3.18. Environmental Matters. Except for any matter that would not reasonably be expected to have a Material Adverse Effect: (i) each of the Business and each Transferred Subsidiary is not, and during the three years prior to the date hereof has not been, in violation of any Environmental Laws or any Judgments under any Environmental Laws or regarding any Materials of Environmental Concern; and (ii) each of the Business and each Transferred Subsidiary has not released any Materials of Environmental Concern, and to the Knowledge of the Transferors, Materials of Environmental Concern are not present at any Transferred Owned Real Property or Transferred Leased Real Property or at any property formerly owned or leased by the Business or any Transferred Subsidiary or any other location for which the Business or any Transferred Subsidiary may be liable, in any case under circumstances that would reasonably be expected to result in liability to or to interfere with the operations of the Business or any Transferred Subsidiary. There are no Proceedings pursuant to Environmental Law or regarding Materials of Environmental Concern pending or, to the Knowledge of the Transferors, threatened against Parent or any affiliate (including the Transferred Subsidiaries) which relate to the Business or against the Transferred Subsidiaries or the Transferred Assets, except as would not reasonably be expected, individually or in the aggregate, to be material to the Business, taken as a whole. The Transferors have made available to Holdco copies of all reports of any environmental audits, site assessments, investigations, impact reviews, or other similar documents, containing material information regarding the Business or any Transferred Subsidiary or Transferred Asset, to the extent such reports are in the possession or reasonably within the control of any Transferor.

SECTION 3.19. Brokers and Finders. There is no investment banker, broker, finder, financial advisor or other intermediary that has been retained by or is authorized to act on behalf of any Transferor or any affiliate thereof that might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement or the Ancillary Agreements other than any such person whose fees and expenses shall be paid solely by the Transferors or their respective affiliates (other than the Transferred Subsidiaries or the Business).

SECTION 3.20. Insurance. The corresponding part of the Transferor Disclosure Letter identifies all material policies or binders of fire, liability, product liability, Intellectual Property infringement, data and IT Assets breach, failure and/or security, umbrella liability, real and personal property, workers’ compensation, vehicular, fiduciary liability and other casualty and property insurance issued to any Transferor or any affiliate of any Transferor (including the Transferred Subsidiaries) for which the policy period has not yet ended, only to the extent such policies provide coverage for the Business, the Transferred Assets or the Assumed Liabilities, including any self-funded insurance policies or arrangements (collectively, the “Insurance Policies”). The Insurance Policies are in full force and effect, all premiums thereon have been timely paid or, if not yet due, accrued, and no written notice of cancellation, termination or nonrenewal (other than written notices of nonrenewals received in the ordinary course of business) has been received by any Transferor, or any affiliate of any Transferor (including the Transferred Subsidiaries) with respect to any such Insurance Policy.

SECTION 3.21. Securities Act. The Equity Consideration is being acquired for investment only and not with a view to any public distribution thereof. The Transferors have sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in Holdco and the Transferors capable of bearing the economic risks of such investment.

SECTION 3.22. Unlawful Payments.

(a) None of Parent or the Transferors, or any affiliate, nor, to the Knowledge of the Transferors, any director, officer or employee, agent, representative, sales intermediary or other third party acting for or on behalf of Parent or any Transferors or any of its affiliates, in each case, relating to the Business, the Transferred Subsidiaries or the Transferred Assets: (i) has taken any action in violation of any applicable anti-bribery or anticorruption Law, including the U.S. Foreign Corrupt Practices Act (15 U.S.C. § 78 dd-1 et seq.) and the U.K. Bribery Act 2010

(“Anti-Corruption Laws”) or (ii) has corruptly, offered, paid, given, promised to pay or give or authorized the payment or gift of anything of value, directly or indirectly, to any Public Official or to any person under circumstances where Parent or the applicable Transferred Subsidiary or, to the Knowledge of the Transferors, any of its affiliates, directors, officers, employees, agents, representatives, sales intermediaries or other third parties acting for or on its behalf knew or had reason to believe that all or a portion of such payment or gift would be offered, paid, given or promised, directly or indirectly, to any Public Official, in each case for purposes of (A) influencing any act or decision of any Public Official in his official capacity; (B) inducing such Public Official to do or omit to do any act in violation of his lawful duty; (C) securing any improper advantage; or (D) inducing such Public Official to use his or her influence with a government, Governmental Entity, or commercial enterprise owned or controlled by any government (including state-owned or controlled medical facilities), in each case, in order to assist the Business or any person related in any way to the Business, the Transferred Subsidiaries or the Transferred Assets, in obtaining or retaining business or directing any business to any person.

(b) None of the Transferors or any affiliate or any of their respective officers or directors, appears on any list of restricted parties maintained by (i) the Office of Foreign Assets Control of the United States Department of the Treasury or (ii) HM Treasury of the United Kingdom (“Sanctions Laws”), and the Business and each of the Transferred Subsidiaries is, and has been, in compliance with applicable Sanctions Laws.

(c) Each of the Business and each of the Transferred Subsidiaries is, and has been, in compliance with all relevant money laundering-related Laws in all material respects, including any applicable financial recordkeeping and reporting requirements.

(d) Each of the Business and each of the Transferred Subsidiaries has implemented policies and procedures that are reasonably designed to ensure compliance with the Anti-Corruption Laws, Sanctions Laws and applicable money laundering-related Laws.

SECTION 3.23. Customer and Suppliers. The corresponding part of the Transferor Disclosure Letter sets forth a true, correct and complete list of each customer that has Contracts related to the Business involving aggregate payments of more than $40,000,000 for the 12-month period ended December 31, 2017 and each material Contract of such customers that is related to the Business, and each vendor or supplier that has Contracts related to the Business involving aggregate payments of more than $40,000,000 for the 12-month period ended December 31, 2017 and each material Contract of such vendors or supplier that is related to the Business. The Contracts set forth in the corresponding part of the Transferor Disclosure Letter are valid, binding and in full force and effect, subject, as to enforcement, to the Enforceability Exceptions, except for such failures to be valid, binding and in full force and effect that would not be material to the Business, taken as a whole. No Transferor nor any Transferred Subsidiary is in breach or default under the Contracts set forth in the corresponding part of the Transferor Disclosure Letter, and, to the Knowledge of the Transferors, no other party to any of the Contracts set forth in the corresponding part of the Transferor Disclosure Letter, is in breach or default thereunder, except to the extent that such breach or default would not reasonably be expected to be material to the Business, taken as a whole. No Transferor nor any Transferred Subsidiary has received any written notice of any actual or threatened termination, cancellation or limitation of any Contract set forth in the corresponding part of the Transferor Disclosure Letter. The Transferors have made available to Holdco true and complete copies of the Contracts set forth in the corresponding part of the Transferor Disclosure Letter prior to the date hereof. For the avoidance of doubt, the Contracts with customers, vendors and suppliers required to be listed on the corresponding part of the Transferor Disclosure Letter shall be deemed Business Contracts for all purposes under this Agreement, including Section 5.1.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF HOLDCO

Except as set forth in the disclosure letter of Holdco delivered to the Transferors in connection with this Agreement (the “Holdco Disclosure Letter”), Holdco hereby represents and warrants to each Transferor as follows:

SECTION 4.01. Organization. Holdco is an exempted limited company duly organized, validly existing and in good standing under the Laws of the Cayman Islands. Holdco has all requisite corporate or other organizational power and authority to carry on its businesses as it has been and is now being conducted and is authorized, licensed or qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction in which the properties, rights or assets owned or leased by it or the conduct of its business requires such authorization, licensing or qualification, except to the extent that failure to be so licensed, qualified or in good standing would not reasonably be expected to prevent or materially impair or delay the ability of Holdco to consummate the transactions contemplated by this Agreement or the Ancillary Agreements (a “Holdco Material Adverse Effect”). Holdco has delivered to Parent on or before the date hereof a true, correct and complete copy of Holdco’s organizational documents.

SECTION 4.02. Authority; Execution and Delivery; Enforceability. Holdco has the requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is, or will be, a party and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements. Holdco has taken (or, in the case of the such Ancillary Agreements to be entered into after the date hereof, shall take) all corporate or similar action necessary, to execute, deliver and perform this Agreement and the Ancillary Agreements to which it is a party and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements in accordance with the terms hereof and thereof. Except for votes or approvals that have been obtained as of the date hereof and for votes or approvals of the amendments contemplated by Section 5.17(c), no vote or other approval of the equity holders of Holdco is required in connection with the execution, delivery or performance of this Agreement and the Ancillary Agreements or to consummate the transactions contemplated by this Agreement and the Ancillary Agreements in accordance with the terms hereof and thereof, whether by reason of applicable Law, the organizational documents of Holdco, the rules or requirements of any securities exchange, or otherwise. This Agreement has been duly and validly executed and delivered by Holdco, and, assuming the due authorization, execution and delivery of this Agreement by Parent and the Transferors, constitutes, and each Ancillary Agreement when executed and delivered by Holdco, and, assuming the due authorization, execution and delivery of such Ancillary Agreement by the other parties thereto, will constitute, a valid, legal and binding agreement of Holdco, enforceable against Holdco, subject to the Enforceability Exceptions.

SECTION 4.03. Non-Contravention and Approvals.

(a) No Consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by Holdco in connection with the execution, delivery and performance of this Agreement and the Ancillary Agreements to which it is a party (or will be a party in the case of Ancillary Agreements executed, delivered and performed after the date hereof) or the consummation of the transactions contemplated hereby and thereby, other than (i) compliance with and filings under the HSR Act, (ii) compliance with and filings, notifications and approvals under any other applicable Antitrust Laws, (iii) compliance with Permits from any Governmental Entity and (iv) such other consents of Governmental Entities the failure of which to obtain or make would not reasonably be expected to have a Holdco Material Adverse Effect.

(b) Assuming compliance with the items described Section 4.03(a)(i) to (iv), the execution, delivery and performance by Holdco of this Agreement and each Ancillary Agreement does not (or, in the case of the such Ancillary Agreements to be entered into after the date hereof, shall not), (i) conflict with or violate its memorandum of association or articles of association, (ii) result in any breach of or constitute a default (with or without notice or lapse of time or both) under, or require any consent, approval or authorization under or give right to any right of termination, amendment, suspension, revocation, acceleration or cancellation of, or the loss of any benefit under, any material contract of Holdco, (iii) conflict with or violate any Judgment or Law applicable to Holdco or any of its properties or assets, or (iv) result in the creation of any Lien (other than Permitted Liens, Liens arising from any act of the Transferors or Liens arising under applicable securities Laws) upon any of the properties or assets of Holdco, except, in the case of clauses (ii), (iii) and (iv), any such items that would not reasonably be expected to have a Holdco Material Adverse Effect.

SECTION 4.04. Capitalization of Holdco.

(a) All of the issued and outstanding equity securities of Holdco have been duly authorized, are validly issued, fully paid and nonassessable, were not issued in violation of any preemptive or similar rights, and, as of the date hereof, are owned of record and beneficially by the Equity Investor Vehicle (or its affiliates). As of the Closing, excluding any ordinary shares issued to management of Holdco and any shares of preferred equity on the terms agreed to by Holdco and Parent, the Equity Investor Vehicle will own 55% of the voting and equity interests in Holdco and Parent will own 45% of the voting and equity interests in Holdco and there will be no other outstanding Holdco Voting Interests.

(b) None of the issued and outstanding equity securities of Holdco are subject to or were issued in violation of the preemptive rights of any equity holder or any purchase option, call option, right of first refusal, subscription right or any similar right under any provision of applicable Law. Except as contemplated by this Agreement (including the Financing), as of the date hereof there are no (i) issued or outstanding ordinary shares, voting or equity or other ownership interests in Holdco, (ii) securities convertible into or exercisable or exchangeable for voting or equity or other ownership interests of Holdco, (iii) outstanding options, warrants, rights, contracts, pledges, calls, puts, rights to subscribe, conversion rights or other agreements or commitments to which Holdco or its subsidiaries is a party or which is binding upon Holdco or any of its subsidiaries providing for the issuance, disposition or acquisition of any of its voting or equity or other ownership interests or any rights or interests exercisable therefor or (iv) outstanding or authorized equity appreciation rights, rights of first offer, performance shares, phantom units, profits interests or similar rights, with respect to Holdco or any of its subsidiaries ((i)–(iv), collectively, “Holdco Voting Interests”).

(c) At the Closing, Holdco will have a sufficient authorized but unissued number of ordinary shares for Holdco to meet its obligation to deliver the Equity Consideration under this Agreement.

(d) The equity interests comprising the Equity Consideration, when issued pursuant to the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable, free and clear of all Liens, except for Permitted Liens or Liens under applicable securities Laws, and will have the rights, preferences and privileges specified in Holdco’s organizational document.

(e) Holdco was formed solely for the purpose of effecting the transactions contemplated by this Agreement and the Ancillary Agreements. Holdco has not engaged and will not prior to the Closing engage in any activities other than those contemplated by this Agreement, the Ancillary Agreements, the Debt Financing Commitment Letter and the Equity Financing Letter (including any obligations in connection with Alternate Financing) and has, and will have as of immediately prior to the Closing, no liabilities other than those contemplated by this Agreement and the Ancillary Agreements.

SECTION 4.05. Legal Proceedings. There are not any (a) outstanding Judgments against Holdco or any of its affiliates or (b) Proceedings pending or, to the knowledge of Holdco, threatened against Holdco or any of its affiliates that, in any such case, would reasonably be expected, individually or in the aggregate, to have a Holdco Material Adverse Effect.

SECTION 4.06. Availability of Funds.

(a) Holdco has received and accepted an equity commitment letter dated as of January 30, 2018 (including all exhibits, schedules, annexes and amendments thereto, and as supplemented or amended in accordance with the terms of Section 5.11(a) hereto, the “Equity Commitment Letter”), from Blackstone Capital Partners VII L.P., Canada Pension Plan Investment Board and Suzuka Investment Pte Ltd. (collectively, including any permitted assignees of the respective parties thereunder, the “Equity Investors”) relating to the commitment of the Equity Investors, subject only to the terms and conditions thereof, to invest in Holdco up to the full amount of the cash equity financing stated therein in a combination of (i) common equity in an amount up to $3,025,000,000 and (ii) preferred equity in an amount up to $962,500,000 on the terms to be agreed to by Holdco and Parent (the “Cash Equity”).

(b) Holdco has received and accepted a (i) debt commitment letter dated as of January 30, 2018 (including all exhibits, schedules, annexes and amendments thereto, and as supplemented or amended in accordance with the terms of Section 5.11(a) hereto, the “Debt

Commitment Letter”), and (ii) corresponding fee letter dated as of January 30, 2018 (including all exhibits, schedules, annexes and amendments thereto, and as supplemented or amended in accordance with the terms of Section 5.11(a) hereto, the “Debt Fee Letter,” and, together with the Debt Commitment Letter, the “Debt Financing Commitment Letters”; the Debt Financing Commitment Letters, together with the Equity Commitment Letter, the “Commitment Letters”) from the lenders, agents, arrangers and bookrunners party thereto (as such parties may be supplemented or amended in accordance with the terms of Section 5.11(a) hereto, the “Lenders”) relating to the commitment of the Lenders, subject only to the terms and conditions thereof, to provide debt financing in the aggregate amount set forth therein (the “Debt Financing” and, together with the Cash Equity, the “Financing”). Holdco has delivered to Parent true, complete and correct copies of the executed Commitment Letters.

(c) Except as expressly set forth in the Commitment Letters, there are no conditions precedent to the obligations of the Lenders and the Equity Investors to provide the Debt Financing or the Cash Equity, respectively, or any contingencies that would permit the Lenders or the Equity Investors to reduce the total amount of the Debt Financing or the Cash Equity, respectively, below the amount required to consummate the transactions contemplated hereby. Except for any customary engagement letters or customary fee letters provided to Parent on or prior to the date of this Agreement in each case with respect to the Debt Financing (none of which adversely affect the conditionality, enforceability, availability or termination of the Debt Financing) and except as otherwise expressly set forth in the Commitment Letters as of the date hereof, there are no side letters or other agreements, contracts or arrangements relating to the funding or investing, as applicable, of the full amount of the Financing.

(d) The Financing, when funded in accordance with the Commitment Letters, will provide Holdco on the Closing Date with all funds necessary to consummate the transactions contemplated by this Agreement, including the payment of the aggregate consideration payable pursuant to Article II hereof, the satisfaction of all of Holdco’s obligations under this Agreement and the payment of all costs and fees to be borne by Holdco and its affiliates (such obligations collectively, the “Aggregate Purchase Price”).

(e) As of the date hereof, the Commitment Letters are in full force and effect and constitute the legal, valid and binding obligation of each of Holdco and the Equity Investors and, to the knowledge of Holdco, the other parties thereto, subject in each case to the effect of any applicable Enforceability Exceptions. As of the date hereof, no event has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to constitute a default or breach or a failure to satisfy a condition precedent on the part of Holdco or, to the knowledge of Holdco, any of the other parties to the Commitment Letters, under the terms and conditions of the Commitment Letters. As of the date hereof, (i) no Commitment Letter has been amended, restated or otherwise modified or waived, and (ii) the respective commitments contained in the Commitment Letters have not been withdrawn, modified or rescinded on or prior to the date of this Agreement. As of the date hereof, Holdco has paid (or caused to be paid) in full any and all commitment fees or other fees or expenses required to be paid on or prior to the date hereof pursuant to the terms of the Commitment Letters.

(f) Without limiting the effect of Section 11.14, in no event shall the receipt or availability of any funds or financing (including the Financing) by Holdco or any affiliate of

Holdco or any other financing transactions be a condition to any of Holdco’s obligations hereunder.

(g) The Equity Commitment Letter provides that Parent and the Transferors are express third-party beneficiaries in connection with Holdco’s exercise of its rights under Section 11.14 of this Agreement to the extent set forth in the Equity Commitment Letter, and that Holdco agrees not to oppose the grant of an injunction, specific performance or other equitable relief in connection with the exercise of such third-party rights to the extent permissible under Section 11.14 of this Agreement.

(h) Concurrently with the execution of this Agreement, Holdco delivered to Parent a true, complete and correct copy of the executed Limited Guarantee. As of the date hereof and as of immediately prior to Closing, the Limited Guarantee is valid, binding and enforceable in accordance with its terms, and is in full force and effect, subject in each case to the effect of any applicable Enforceability Exceptions. As of the date hereof, no event has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to constitute a default or breach or a failure to satisfy a condition precedent on the part of the Guarantors under the terms and conditions of the Limited Guarantee.

SECTION 4.07. Solvency. Holdco is not entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of Parent or any of its subsidiaries. Assuming (i) the satisfaction or waiver of the conditions set forth in Section 7.01 and Section 7.02, (ii) the accuracy of the representations and warranties set forth in Article III of this Agreement and (iii) the estimates, projections or forecasts provided by Parent or its affiliates to Holdco prior to the date hereof have been prepared in good faith on assumptions that were and continue to be reasonable, then immediately after giving effect to the consummation of the transactions contemplated by this Agreement, each of Holdco and its subsidiaries (including, after Closing, the Transferred Subsidiaries), on a consolidated basis, will be Solvent. For the purposes of this Agreement, the term “Solvent” when used with respect to any person, means that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such person will, as of such date, exceed (i) the value of all “liabilities of such person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such person on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (b) such person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (c) such person will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

SECTION 4.08. Securities Act. The Transferred Equity Interests are being acquired for investment only and not with a view to any public distribution thereof. Holdco has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Transferred Equity Interests and is capable of bearing the economic risks of such investment.

SECTION 4.09. Brokers and Finders. There is no investment banker, broker, finder, financial advisor or other intermediary who has been retained by or is authorized to act on behalf of Holdco that might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement and the Ancillary Agreements, other than the persons set forth on the corresponding section of the Holdco Disclosure Schedule, whose fees and expenses shall be paid by Holdco or its affiliates (other than the Transferred Subsidiaries or the Business).

SECTION 4.10. Independent Investigation.

(a) Holdco acknowledges and agrees that, other than the representations and warranties specifically contained in Article III, the Transferor Disclosure Letters, any other document entered into by the Transferors in connection with this Agreement and any certificate delivered hereunder or thereunder, there are no representations or warranties made by the Transferors or any other person, whether expressed or implied, with respect to the Business, the Transferred Assets, the Assumed Liabilities, the Transferred Subsidiaries or the transactions contemplated hereby or any Ancillary Agreement, individually or collectively. Holdco, together with and on behalf of its affiliates and Representatives, specifically disclaims that it or they are relying upon or have relied upon any such other representations or warranties that may have been made by any person, and Holdco, together with and on behalf of its affiliates and Representatives, acknowledges and agrees that the Transferors and their respective affiliates (including the Transferred Subsidiaries) have specifically disclaimed and do hereby specifically disclaim any such other representation or warranty made by any person. Holdco, together with and on behalf of its affiliates and Representatives, acknowledges and agrees to the limitations of the representations and warranties expressly set forth in Article III. Without limiting the generality of the foregoing, other than the representations and warranties of Transferors specifically contained in Article III, the Transferor Disclosure Letters, any other document entered into in connection with this Agreement by the Transferors and any certificate delivered hereunder or thereunder, Holdco acknowledges and agrees that none of the Transferors, its affiliates or its Representatives makes any representations or warranties relating to (i) the maintenance, repair, condition, design, performance or marketability of any Transferred Asset or any asset of the Transferred Subsidiaries, including merchantability or fitness for a particular purpose, (ii) the operation of the Business by Holdco after the Closing or (iii) the probable success or profitability of the Business after the Closing. Holdco acknowledges and agrees that, subject to the representations and warranties of Transferors specifically contained in Article III, the Transferor Disclosure Letters, any other document entered into in connection with this Agreement by the Transferors and any certificate delivered hereunder or thereunder, and the covenants and agreements contained in this Agreement and the Ancillary Agreements, it shall obtain rights in the Transferred Assets in their present condition and state of repair, “as is” and “where is.”

(b) Holdco acknowledges that it, its affiliates and their respective Representatives have been permitted access to the books and records, facilities, equipment, personnel, Contracts and other properties and assets of the Business that it, its affiliates and their respective

Representatives have desired or requested to see and review, and that it, its affiliates and their respective Representatives have had an opportunity to meet with the officers and employees of the Transferors and their respective affiliates (including the Transferred Subsidiaries) to discuss the Business, the Transferred Assets, the Assumed Liabilities and the Transferred Subsidiaries. Except as expressly set forth in any representation or warranty in Article III, the Transferor Disclosure Letters, any other document entered into in connection with this Agreement by the Transferors and any certificate delivered hereunder or thereunder, Holdco acknowledges and agrees that no person, including the Holdco Indemnitees, shall have any claim (whether in warranty, contract, tort (including negligence or strict liability) or otherwise) or right to indemnification pursuant to Article IX (or otherwise) with respect to any information, documents or materials made available or otherwise furnished to or for Holdco, its affiliates or their respective Representatives by any Transferor, any of their respective affiliates, or any of their respective Representatives, including any financial projections or other statements regarding future performance, the management presentation regarding, among other things, the Business provided to Holdco, its affiliates or their respective Representatives and any other information, documents or material, whether oral or written, made available to Holdco, its affiliates or their respective Representatives in any “data room”, management presentation, “break-out” discussions, responses to questions submitted on behalf of Holdco, its affiliates or their respective Representatives or otherwise furnished to Holdco, its affiliates or their respective Representatives in any form in expectation of the transactions contemplated hereby.

(c) Holdco, its affiliates and their respective Representatives have received and may continue to receive from the Transferors, their respective affiliates and their respective Representatives certain estimates, projections and other forecasts for the Business and certain plan and budget information. Holdco acknowledges that these estimates, projections, forecasts, plans and budgets, and the assumptions on which they are based, were prepared for specific purposes and may vary significantly from each other. Further, Holdco acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Holdco is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to it, its affiliates or their respective Representatives (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets) and that Holdco is not relying on any estimates, projections, forecasts, plans or budgets made available or otherwise furnished by the Transferors, their respective affiliates or their respective Representatives, and Holdco shall not, and shall cause its affiliates and their respective Representatives not to, hold any such person liable with respect thereto (whether in warranty, contract, tort (including negligence or strict liability) or otherwise).

SECTION 4.11. Tax Matters.

(a) Prior to the Closing, Holdco and each Foreign Holdco will have made a valid initial entity classification election pursuant to Treasury Regulations Section 301.7701-3, effective upon its formation, to be disregarded as an entity separate from its owner for U.S. federal income tax purposes (such elections, the “Holdco Initial Entity Classification Elections”), and as of the Closing the Holdco Initial Entity Classification Elections will remain in effect and will not have been changed or revoked. At all times since its formation, Holdco and each Foreign Holdco has, and at all times through the Closing Holdco will be, treated as an entity disregarded as separate from its owner for U.S. federal income tax purposes, and none of Holdco or any of its affiliates has taken any position inconsistent with such treatment.

(b) Holdco and each of its subsidiaries were formed solely for the purpose of participating in the transactions contemplated by this Agreement. Other than cash contributed to or borrowed by Holdco or its subsidiaries prior to the Closing in connection with the transactions contemplated by this Agreement, none of Holdco or any of its subsidiaries holds any material assets, is subject to any material liabilities or conducts any operations, directly or indirectly.

(c) Holdco and each of its subsidiaries have timely filed all material Tax Returns required to be filed by it under applicable Law (taking into account extensions), and all such Tax Returns are true, complete and accurate in all material respects. All material Taxes required to be paid by Holdco or any of its subsidiaries have been timely paid in full.

(d) Notwithstanding any other provisions of this Agreement, it is agreed and understood that no representation or warranty is made by Holdco in this Agreement or any Ancillary Agreement in respect of Tax matters, other than the representations and warranties set forth in this Section 4.11.

(e) Notwithstanding any other provision of this Agreement, it is agreed and understood that no representation in this Section 4.11(a) shall be construed as providing a representation with respect to, and no representation in this Section 4.11 shall serve as the basis for any indemnification or other claim in respect of any Taxes for, any Tax period (or portion thereof) beginning after the Closing Date.

ARTICLE V

COVENANTS

SECTION 5.01. Conduct of Business.

(a) Except for matters (1) set forth in the corresponding part of the Transferor Disclosure Letter, (2) consented to by Holdco (such consent not to be unreasonably withheld, conditioned or delayed), (3) to the extent solely relating to any Excluded Assets or Retained Liabilities, (4) pursuant to or in connection with the Pre-Closing Restructuring or (5) otherwise expressly contemplated by the terms of this Agreement, from the date of this Agreement to the Closing Date, Parent and the other Transferors shall (A) use their commercially reasonable efforts (x) to cause the Business to be conducted in the ordinary course of business consistent with past practice and (y) to preserve intact the Business in all material respects, to keep the Transferred Assets in good repair, to maintain the Permits of the Business, and to preserve the good relations of the suppliers, customers and others with whom the Business has business relations, and (B) shall not take any of the following actions with respect to, directly or indirectly, the Business or the Transferred Subsidiaries (and shall cause the Transferred Subsidiaries not to take such actions):

(i) adopt or propose any amendment or change to the certificate of incorporation or by-laws (or similar organizational document) of any Transferred Subsidiary;

(ii) issue, pledge, dispose of, transfer, grant or sell any capital stock, notes, bonds or other securities of the Transferred Subsidiaries (or any option, warrant or other right to acquire the same) or redeem any of the capital stock of or other equity interests in the Transferred Subsidiaries;

(iii) (A) provide any increase in compensation or severance benefits to Employees (other than in the ordinary course of business consistent with past practice with respect to Employees with an annual base salary of less than $150,000, as required by any Employee Benefit Plan in effect on the date hereof, or as set forth in the corresponding part of the Transferor Disclosure Letter, or consistent with changes or increases in Employee Benefit Plans that apply uniformly to all similarly situated employees of the Transferors and their respective affiliates (including the Transferred Subsidiaries)) or (B) terminate, amend or alter any Employee Benefit Plan other than as required by Law or a non-material change that uniformly applies to all similarly situated employees of the Transferors and their respective affiliates (including the Transferred Subsidiaries);

(iv) (A) agree to any benefits other than money purchase benefits (as defined in Section 181 of the Pension Schemes Act of 1993) being provided through the Thomson Reuters U.K. Retirement Plan or (B) make any contributions to any qualified or non-qualified defined benefit pension plan that is in excess of the contributions required to be made by applicable Law or the terms of any agreement in existence on the date hereof;

(v) (A) hire or terminate the employment of any Employee acting in an executive or managerial capacity, other than (1) terminations for cause (as such term may be defined in an applicable employment agreement or severance plan or practice) or for poor performance or (2) hiring any individual to replace an executive or managerial employee of the Business who was terminated for cause or for poor performance or who resigned, died or became disabled; provided that such new employee’s compensation, benefits, and other terms of employment are materially consistent with the compensation, benefits and other terms of employment of similarly situated executive and managerial employees of the Business, or (B) transfer any Employee acting in an executive or managerial capacity out of the Business (or transfer any person employed by any Transferor into the Business in an executive or managerial capacity other than in connection with the allocation of employees described in Section 3.13(a));

(vi) (A) acquire (whether through merger, consolidation, stock or asset purchase or otherwise) a business or assets (other than the purchase of assets in the ordinary course of business consistent with past practice) that would constitute Transferred Assets or (B) merge or consolidate with any other person, in each case for consideration (including assumed liabilities) in excess of $25,000,000 individually or $100,000,000 in the aggregate;

(vii) sell, lease, license, abandon, transfer or otherwise dispose of any Transferred Assets (or assets that would be Transferred Assets at the Closing) or assets of a Transferred Subsidiary, other than assets that in the aggregate do not generate more than $2,000,000 of EBITDA during the fiscal year ended December 31, 2017, or allow to lapse or expire or abandon any material Transferred Assets (or assets that would be material Transferred Assets at the Closing), other than the regularly scheduled termination of existing Contracts, or at the end of their useful lives or out of redundancy or non-exclusive licenses in the ordinary course of business consistent with past practice;

(viii) subject the Transferred Assets to any Lien, other than a Permitted Lien;

(ix) make any loans, advances, guarantees or capital contributions to or investments in any person, other than to a Transferred Subsidiary;

(x) incur or modify the terms of any Indebtedness or assume, guarantee or endorse or otherwise become responsible for the Indebtedness of any other Person, other than (A) intercompany Indebtedness solely among the Transferred Subsidiaries or (B) Indebtedness that will be repaid, cancelled or terminated in full, at or prior to Closing;

(xi) change any (A) method of financial accounting or accounting practice or policy used by the Business, other than such changes as are required IFRS or a Governmental Entity of competent jurisdiction or (B) Privacy Policy or the operation or security of any material IT Asset used in the Business in any manner that is materially adverse to the Business;

(xii) except as expressly contemplated by the capital expenditure plan set forth in the Transferor Disclosure Letter, permit any of the Transferred Subsidiaries to make or authorize any payment of, or commitment for, capital expenditures;

(xiii) enter into, modify, amend or terminate any Contract between a Transferred Subsidiary or its subsidiaries, on the one hand, and the Transferors or their respective affiliates (other than a Transferred Subsidiary), on the other hand, or any Business Contract that would be a Transferred Contract, in each case, except for (A) modifications or amendments to ordinary course commercial Contracts that are on arms’ length commercial terms consistent with past practice that do not result in materially adverse changes to such Business Contract (including as a result of any replacements or renewals thereof) or, in the case of a Mixed-Use Contract, treats the Business and non-Business sides of such Contract on a fair and equitable basis, or (B) the entry into or termination of ordinary course commercial Contracts that are on arms’ length commercial terms consistent with past practice that are not materially adverse to the Business in comparison to the Business Contracts in effect as of the date hereto, subject to the requirement that, in the case of a Mixed-Use Contract, such action treats the Business fairly and equitably relative to the non-Business parts of Parent that are affected by such action;

(xiv) (A) compromise or settle any Proceeding other than (1) compromises or settlements entered into in good faith resulting in an obligation of the Transferred Subsidiaries to pay less than $25,000,000 in the aggregate or (2) involving only immaterial nonmonetary obligations of any Transferred Subsidiary or (B) initiate any material Proceeding against any customer, supplier or vendor of the Business outside of the ordinary course of business;

(xv) make, change or revoke any entity classification election (other than any entity classification election made in accordance with Section 5.17(a)) or other material Tax election, change any Tax accounting period or material Tax accounting method, file any material amended Tax Return, file any claim for a refund of material Taxes, settle or compromise any claim in respect of a material amount of Taxes, enter into any closing agreement with any Taxing Authority with respect to a material amount of Taxes, request any ruling from a Taxing Authority, consent to any extension or waiver of any statute of limitations regarding the assessment or collection of any material Tax (other than in the ordinary course of business), or surrender any right to claim a material Tax refund, in each case, with respect to a Transferred Subsidiary; provided, that Holdco shall respond promptly to any request by Parent relating to one of the actions described in this clause (xv);

(xvi) enter into any Contract that limits or purports to limit the ability of any Transferor (in respect of the Business), any Transferred Subsidiary or Holdco or any of its affiliates to compete in any line of business or with any Person, industry, geographical area or during any period of time or grants “most favored nation” or similar terms (whether in respect of pricing or otherwise);

(xvii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xviii) fail to keep current and in full force and effect any Permits necessary for the operation of the Business as presently conducted in all material respects;

(xix) accelerate or alter in any material respect payments, practices or policies relating to the rate of collection of accounts receivable or payment of accounts payable, or fail to pay or satisfy any liabilities or obligations when due and payable, except for such liabilities and obligations being contested in good faith by any Transferred Subsidiary;

(xx) permit any of the Transferred Subsidiaries to enter into or materially modify in any respect any transactions with any Transferor or its affiliates (other than the Transferred Subsidiaries) or any Contract of the type required to be set forth in the Transferor Disclosure Letter, other than in the ordinary course of business consistent with past practice or as otherwise required by applicable Law;

(xxi) authorize, agree or commit to do any of the foregoing.

(b) Except for matters (1) set forth in Section 5.01 of the Holdco Disclosure Letter, (2) consented to by Parent (such consent not to be unreasonably withheld, conditioned or delayed), or (3) as otherwise expressly contemplated by the terms of this Agreement, from the date of this Agreement to the Closing Date, Holdco shall not take any of the following actions:

(i) other than with respect to the issuance at the Closing in respect of the Cash Equity and the Equity Consideration, (A) issue, sell, repurchase or otherwise transfer or acquire any shares of its capital stock; or (B) declare, set aside or pay any dividend or other distribution payable in cash, shares of its capital stock, property, rights or otherwise with respect to any shares of its capital stock;

(ii) adopt any plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization or otherwise effect any transaction whereby any person or group (other than affiliates of the Equity Investors) acquires any interest in Holdco; or

(iii) authorize, agree or commit to do any of the foregoing.

(c) Nothing in this Section 5.01 shall prohibit or otherwise restrict in any way the operation of the business of Parent, Transferors or their respective affiliates, except with respect to, or as it would directly or indirectly affect, the operations of the Business (including the Transferred Assets, the Assumed Liabilities and the Transferred Subsidiaries).

(d) Nothing contained in this Agreement is intended to give Holdco or its affiliates, directly or indirectly, the right to control or direct the Business prior to the Closing, and nothing contained in this Agreement is intended to give the Transferors or their respective affiliates, directly or indirectly, the right to control or direct Holdco’s operations. Prior to the Closing, each of Holdco, on the one hand, and the Transferors and their respective affiliates, on the other hand, shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its affiliates respective operations.

SECTION 5.02. Access to Information.

(a) Prior to the Closing, the Transferors shall provide Holdco and its Representatives and the Lender Related Parties reasonable access to the books and records of the Business and to such personnel, offices and other facilities of the Transferred Subsidiaries and the properties included in the Transferred Assets in each case as Holdco may reasonably require; provided that, all requests for access shall be made in writing and directed to and coordinated with Federico Ortiz or Marc Gold of Parent (or such persons as either of them shall designate); provided, further, that such access shall be conducted at a reasonable time during normal business hours, upon reasonable advance notice to Parent, and in such a manner that does not unreasonably interfere or disrupt the normal operations of any of the Transferors or any of their respective affiliates (including the Transferred Subsidiaries) or the Business. Nothing contained in this Section 5.02 shall obligate any Transferor or their respective affiliates (including the Transferred Subsidiaries) to (i) breach any fiduciary duty, duty of confidentiality owed to any person (whether such duty arises contractually, statutorily or otherwise), Law or any Contract with any other person entered into prior to the date of this Agreement, (ii) waive or jeopardize any privileges, including the attorney-client privilege, (iii) share any information which Parent determines in good faith constitutes trade secrets or other sensitive information or (iv) cause significant competitive harm to the Transferors or the Business. If any material is withheld by any Transferor pursuant to the preceding sentence, the applicable party shall, to the extent permitted by Law, inform Holdco of such fact and provide a description of the general nature of what is being withheld, and the parties shall use commercially reasonable efforts to obtain any consents necessary, restructure the form of access, and/or make other arrangements, so as to permit the access requested. When accessing any properties of any of the Transferors or their respective affiliates (including the Transferred Subsidiaries) pursuant to and in accordance with this Section 5.02(a), Holdco shall, and shall cause its affiliates and Representatives to, comply with all safety and security requirements for such property communicated to them. Neither the auditors and independent accountants of the Transferors or their respective affiliates (including the Transferred Subsidiaries) shall be obligated to make any work papers available to any person under this Agreement, unless and until such person has signed a customary confidentiality and hold harmless agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or independent accountants. If so reasonably requested by the Transferors, Holdco shall, and shall cause its affiliates (as applicable) to, enter into a customary joint defense agreement with the Transferors or their respective affiliates with respect to any information to be provided to Holdco pursuant to this Section 5.02(a). Notwithstanding the foregoing, (x) Holdco shall not conduct, without the prior written consent of Transferors, which consent Transferors may withhold in their sole discretion, any environmental or health or safety assessment or investigation that involves any sampling or other intrusive investigation of air, surface water, groundwater, soil or anything else, at or in connection with any property or operations associated or affiliated in any way with the Business, the Transferred Subsidiaries, the Transferred Assets or Transferors and (y) Parent and its subsidiaries shall not be required to provide any information that relates solely to any other business of Parent, the Excluded Assets or Retained Liabilities, except in connection with Section 2.04(b).

(b) Holdco acknowledges and agrees that (i) certain records may contain information relating to the Transferors or their respective affiliates that does not in any way relate to the Business, and that Transferors and their respective affiliates may retain copies thereof and (ii) prior to making any records available to Holdco, the Transferors or any of their respective affiliates may redact any portions thereof that relate to any Transferor or any of their respective affiliates and that does not in any way relate to the Business (other than the Transferred Subsidiaries).

(c) For six years after the Closing (and the provisions of Section 5.02(a) shall apply mutatis mutandis), Holdco shall, and shall cause its subsidiaries to, afford the Transferors and their respective Representatives, access to the books and records of the Business and to such personnel, offices and other facilities of the Transferred Subsidiaries and the properties included in the Transferred Assets in each case to the extent that such access may be reasonably requested by Parent for financial reporting or regulatory purposes or the defense of any Proceeding involving a third party. For the avoidance of doubt, in the case of any matters that are the subject of this Section 5.02(c) and Section 10.08(b), the provisions of Section 10.08(b) (and not this Section 5.02(c)) shall control.

(d) For six (6) years after the Closing (and the provisions of Section 5.02(a) shall apply mutatis mutandis). Parent shall, and shall cause its subsidiaries to, afford Holdco and their respective Representatives, access to the books and records of Parent, including the Insurance Policies (subject to Section 5.12), to the extent relating to the Business and to such personnel, offices and other facilities of Parent in each case to the extent that such access may be reasonably requested by Holdco for financial reporting or regulatory purposes or the defense of any

Proceeding involving a third party. For the avoidance of doubt, in the case of any matters that are the subject of this Section 5.02(d) and Section 10.08(b), the provisions of Section 10.08(b) (and not this Section 5.02(d)) shall control.

(e) At Holdco’s request, which request may be made no earlier than 30 days prior to the anticipated Closing Date, Parent will promptly provide to Holdco a list of material registrations and applications included in the Transferred Intellectual Property for which fees are due or actions must be taken to maintain or renew same at any time through the 90th day after the anticipated Closing Date.

SECTION 5.03. Confidentiality. Holdco acknowledges that the information provided to it in connection with the transactions contemplated by this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby, including pursuant to Section 5.02(a), is subject to the terms of that certain letter agreement regarding confidentiality, dated as of November 2, 2017, by and between Blackstone Management Partners L.L.C. and Parent (the “Confidentiality Agreement”). The parties expressly agree that, notwithstanding any provision of the Confidentiality Agreement to the contrary, the confidentiality and use terms of the Confidentiality Agreement are incorporated into this Agreement by reference and shall continue in full force and effect until the Closing; provided that, Holdco’s obligations thereunder shall terminate upon the Closing only in respect of Evaluation Material (as defined in the Confidentiality Agreement) to the extent relating to the Business; provided, further that, notwithstanding anything to the contrary in the Confidentiality Agreement, the parties agree that the Lenders and all potential financing sources shall be “Representatives” (under the Confidentiality Agreement) of Holdco (and Holdco does not have to obtain prior consent from any person for any potential financing source to become a “Representative” (under the Confidentiality Agreement) of Holdco). Upon the Closing, Parent’s rights under the Confidentiality Agreement shall be assigned to Holdco as a Transferred Contract.

SECTION 5.04. Regulatory and Other Authorizations; Notices and Consents.

(a) Each party hereto shall (i) use its reasonable best efforts to determine within thirty (30) days following the date of this Agreement whether any additional authorizations, consents, orders and approvals of any Governmental Entities or Public Officials are necessary or advisable in connection with the consummation of the transactions contemplated by this Agreement, (ii) use its reasonable best efforts to promptly obtain all authorizations, consents, orders and approvals of all Governmental Entities and officials that may be or become necessary or advisable for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement and the Ancillary Agreements, (iii) cooperate fully with the other parties in promptly seeking to obtain all such authorizations, consents, orders and approvals and (iv) provide as promptly as reasonably practicable such other information to any Governmental Entity as such Governmental Entity may request in connection herewith. Each party hereto, as applicable, agrees to file promptly (but in no event later than fifteen (15) Business Days after the date of this Agreement) any Notification and Report Forms required to be filed with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the HSR Act with respect to the transactions contemplated by this Agreement and to seek to obtain an early termination of the applicable waiting period, and to supply as promptly as reasonably practicable to the appropriate Governmental Entities any additional information and documentary material that may be requested pursuant to the HSR Act. Each party hereto, as applicable, agrees to make as promptly as reasonably practicable and advisable its respective filings and notifications, if any, under any Antitrust Law in the countries set forth in the corresponding part of the Transferor Disclosure Letter and to supply as promptly as reasonably practicable to the appropriate Governmental Entities any additional information and documentary material that may be requested pursuant to such Antitrust Law. Each party hereto, as applicable, agrees to use its reasonable best efforts to make as promptly as practicable its respective filings and notifications, if any, under any applicable Laws, including Laws as a result of any Transferors’ status as a broker-dealer, investment advisor or other financial services provider in any federal, state, local or foreign jurisdictions, and to supply as promptly as practicable to the appropriate Governmental Entities any additional information and documentary material that may be requested pursuant to such Laws. Notwithstanding anything in this Agreement to the contrary, (A) Holdco shall not be required to (i) provide (x) nonpublic or other confidential financial or sensitive personally identifiable information of the Equity Investors, their respective affiliates and their respective directors, officers, employees, managers or partners, or its or their control persons’ or direct or indirect equityholders’ and their respective directors’, officers’, employees’, managers’ or partners’ (collectively with the Equity Investors, the “Equity Investor Related Persons”) nonpublic or other confidential financial or sensitive personally identifiable information (other than such information with respect to the officers and directors of Holdco and the Equity Investor Vehicle which may be provided to a Governmental Entity on a confidential basis) or (y) any other nonpublic, proprietary or other confidential information of an Equity Investor Related Person that exceeds the scope of information that such Equity Investor Related Person has historically supplied in connection with a similar governmental filing or notification, or (ii) disclose the identities of direct or indirect limited partners, shareholders, members or beneficiaries of any Equity Investor or its affiliates that beneficially own less than 5% of any such entity (including any affiliated investment funds); provided that the foregoing restrictions shall not apply to information of a type that, if requested to be disclosed by a particular Equity Investor Related Person, has been previously provided confidentially by such Equity Investor Related Person to a Governmental Entity in prior transactions (subject to such information being afforded customary confidential treatment by the applicable Governmental Entity) and provided, further, that to the extent that a Governmental Entity requests any non-public or other confidential financial or sensitive personal information that is not required to be provided pursuant to this Section 5.04, Holdco shall either (i) provide such information or (ii) enter into good faith discussions with the Governmental Entity to resolve such requests and use its reasonable best efforts to identify and effect alternative means of satisfying any such request; and (B) Holdco shall not be required to agree or commit to any obligation, restriction, requirement, limitation, qualification, condition, remedy or other action that would reasonably be expected to have a material adverse effect on the Business following the Closing (any such requirement, commitment, obligation, restriction, requirement, condition or other action described in clause (A) or (B), a “Burdensome Condition”). Notwithstanding anything to the contrary herein, Holdco and the Equity Investors may designate any materials provided to a Governmental Entity that contain sensitive information (as determined by the applicable Equity Investor Related Person) in respect of an Equity Investor Related Person as limited to such person only and such materials and the information contained therein shall not be disclosed to any of the other parties without the prior written consent of such Equity Investor Related Person.

(b) Without limiting the generality of Holdco’s undertaking pursuant to Section 5.04(a), Holdco agrees to use reasonable best efforts to take any and all steps necessary or advisable to avoid or eliminate each and every impediment under any applicable Antitrust Law that may be asserted by any Governmental Entity or any other party so as to enable the parties hereto to close the transactions contemplated hereby as promptly as practicable, and in any event prior to the End Date, including proposing, negotiating, committing to and effecting, by consent decree, hold separate orders, or otherwise, the sale, divestiture or disposition of the assets, properties or businesses to be acquired by it pursuant hereto, and the entrance into such other arrangements, as are necessary or advisable in order to avoid the entry of, and the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of materially delaying or preventing the consummation of the transactions contemplated hereby. In addition, Holdco shall defend through litigation on the merits any claim asserted in court by Governmental Entity under any applicable Antitrust Law in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that would prevent the Closing prior to the End Date; provided, however, that such litigation in no way limits the obligation of Holdco to use reasonable best efforts to take any and all steps necessary to eliminate each and every impediment under any applicable Antitrust Law to close the transactions contemplated hereby prior to the End Date. Holdco shall not be required to (and without Holdco’s consent, the Transferors and its subsidiaries shall not) take any corrective action in order to obtain any approval or clearance from any Governmental Entity that is not conditioned upon the consummation of the Closing. Notwithstanding anything in this agreement to the contrary, (i) each of the Equity Investors and its and their respective affiliates (including any investment funds or investment vehicles affiliated with, or managed or advised by, any Equity Investor or their respective affiliates or any portfolio company (as such term is commonly understood in the private equity industry) or investment of any Equity Investor or their respective affiliates or of any such investment fund or investment vehicle, but excluding the Equity Investor Vehicle, Holdco, its subsidiaries and the Transferred Subsidiaries), shall have no obligation, and Holdco shall have no obligation to cause any Equity Investor or any such affiliates, to take any action with respect to their respective businesses and assets, including agreeing to or otherwise effecting any sale, divestiture, license, hold separate arrangement, or any limitation or restriction on the freedom of action with respect to any of their assets, investments, properties, or businesses and (ii) Holdco and the Equity Investor Vehicle shall only be required to effect any sale, divestiture, license, hold separate arrangement or any limitation or restriction on the freedom of action with respect to the assets, investments, properties or businesses of the Business to be acquired pursuant to this Agreement that does not constitute a Burdensome Condition.

(c) Each of Holdco and its affiliates, on the one hand, and Transferors, on the other hand, shall promptly notify the other of any substantive communication it or any of its affiliates receives from any Governmental Entity relating to the matters that are the subject of this Agreement and, subject to applicable Law, permit the other to review in advance any proposed substantive communication by such party to any Governmental Entity. Neither Holdco and its affiliates, on the one hand, nor Transferors or its affiliates, on the other hand, shall participate in any meeting with any Governmental Entity in respect of any filings, investigation (including any settlement of the investigation), litigation or other inquiry, unless it consults with the other in advance and, to the extent permitted by such Governmental Entity and subject to any customary joint defense agreement with respect to the treatment of confidential information entered into by the parties or their counsel, gives the other party or its counsel the opportunity to attend and participate at such meeting. Holdco and its affiliates, on the one hand, and Transferors and its affiliates, on the other hand, subject to any customary joint defense agreement with respect to the treatment of confidential information entered into by the parties or their counsel, will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods, including under the HSR Act. Subject to applicable Law, Holdco and its affiliates, on the one hand, and Transferors and its affiliates, on the other hand, will provide each other with copies of all substantive correspondence, filings or communications between them or any of their Representatives, on the one hand, and any Governmental Entity or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement; provided, however, that such materials (or any other information or materials provided to or received by any party under this Section 5.04(c)) may be redacted (x) to remove references concerning the valuation of the Business or the Equity Investors’ consideration of the transactions contemplated by this Agreement, (y) as necessary to comply with contractual arrangements, and (z) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns, to the extent that that such attorney-client or other privilege or confidentiality concerns are not governed by a common interest privilege or doctrine; provided, further, and that no party shall have any obligation to provide to any other party the HSR Act filing or Item 4(c) and Item 4(d) documents in connection with the HSR Act filing, and that the parties may, as each deems advisable, reasonably designate any material or information provided to or received by any party under this Section 5.04(c) as “outside counsel only material”.

(d) Each of Parent and Blackstone Capital Partners VII L.P. shall not enter into any transaction (including, with respect to Parent, the Pre-Closing Restructuring), or any Contract or other agreement, whether oral or written, to effect any transaction (including any merger or acquisition) that might reasonably be expected to make it more difficult, or to increase the time required, in any material respect, to: (i) obtain the expiration or termination of the waiting period under the HSR Act, or approval under any other Antitrust Law, applicable to the transactions contemplated by this Agreement, (ii) avoid the entry of, the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order that would materially delay or prevent the consummation of the transactions contemplated hereby, or (iii) obtain all authorizations, consents, orders and approvals of Governmental Entities necessary or desirable in connection with the consummation of the transactions contemplated by this Agreement.

SECTION 5.05. Intercompany Accounts. Except for any applicable Ancillary Agreement and the intercompany arrangements, accounts and obligations described on the corresponding part of the Transferor Disclosure Letter (the “Specified Intercompany Obligations List”), all intercompany agreements and accounts between any Transferor and/or any of its respective affiliates (other than any Transferred Subsidiary), on the one hand, and any Transferred Subsidiary, on the other hand, shall be terminated and settled in full immediately at or prior to the Closing, without any liability or ongoing obligation. Holdco shall, and shall cause its affiliates (including the Transferred Subsidiaries after the Closing) to, comply with the terms of the intercompany arrangements, accounts and obligations set forth on the corresponding part of the Transferor Disclosure Letter and to repay the Specified Intercompany Obligations on the Closing Date after the Closing in accordance with Section 5.21. For the avoidance of doubt, intercompany accounts solely between and among any of the Transferred Subsidiaries shall not be affected by this provision.

SECTION 5.06. Services from Affiliates. Holdco acknowledges that the Business currently receives or benefits from certain shared management and administrative and corporate services and benefits provided by the Transferors or their respective affiliates, including management, operations and information technology (including information technology support and website hosting and data center services), customer service, finance, accounting and payroll and back office services and processing, financial systems, treasury services (including banking, insurance, administration, taxation and internal audit), office space, facilities and office management services, business development and marketing services, product support services, procurement services, risk management, corporate communications, general administrative services, executive and management services, legal services, human resources and personnel services and travel services. Other than as may be provided pursuant to the terms of an Ancillary Agreement, the agreements set forth on the corresponding part of the Transferor Disclosure Letter or in respect of Deferred Assets and Deferred Liabilities prior to a Deferred Closing, Holdco further acknowledges that all such services and benefits shall cease, and any agreement in respect thereof shall terminate with respect to the Business as of the Closing Date, and thereafter, the Transferors’ and their respective affiliates’ sole obligation with respect to the provision of any services with respect to the Business shall be as set forth in the Ancillary Agreements.

SECTION 5.07. Publicity. Other than the press release to be agreed by Holdco and Transferors to be issued following the execution of this Agreement and upon Closing, neither Holdco, on the one hand, nor the Transferors, on the other hand, will issue or permit any of its respective affiliates to issue any press release, website posting or other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior consent of Holdco (in the case of the Transferors) or Parent (in the case of Holdco), except as may be required by, or reasonably advisable to comply with, Law or stock exchange rules or regulations (in which case (i) whichever of Holdco, the Transferors or their respective affiliates, as applicable, is required to make the release or statement shall allow the other reasonable time to comment on such release or statement in advance of such issuance and shall consider such comments in good faith and (ii) any such communications or disclosures shall not be inconsistent with the parties’ prior public disclosures regarding the transactions contemplated by this Agreement); provided, however, that Holdco or its affiliates, on the one hand, and the Transferors, on the other hand, may make internal announcements to their respective employees or (in the case of Holdco and its affiliates, limited partners, members or other equityholders and boards of directors or similar governing bodies) that are consistent with the parties’ prior public disclosures regarding the transactions contemplated by this Agreement.

SECTION 5.08. Resignations. Transferors shall use their reasonable best efforts to provide any resignations, effective as of the Closing, of the directors, managers and officers of the Transferred Subsidiaries (other than Deferred Transferred Subsidiaries) that are requested by Holdco no less than ten (10) Business Days prior to the Closing Date.

SECTION 5.09. Use of Retained Names and Marks.

(a) Holdco hereby acknowledges that, as between the parties and their affiliates, the Transferors or their respective affiliates (other than the Transferred Subsidiaries) own all right, title and interest in and to the registered trademarks, service marks, domain names, logos and names (other than such trademarks, service marks, domain names, logos and names included in the Transferred Assets) of Parent and its affiliates together with all confusingly similar variations and acronyms thereof and all trademarks, service marks, Internet domain names, logos, trade names, trade dress, company names and other identifiers of source or goodwill to the extent containing, incorporating or associated with any of the foregoing (collectively, the “Retained Names and Marks”), and that, except as expressly provided below, in the Brand License Agreement and in the News Content and Relationship Agreement, any and all right of the Business to use the Retained Names and Marks shall terminate as of the Closing and shall immediately revert to the Transferors and their respective affiliates (other than the Transferred Subsidiaries), along with any and all goodwill associated therewith. Holdco further acknowledges that it has no rights, and is not acquiring any rights, directly or indirectly, through the Transferred Subsidiaries or otherwise, to use the Retained Names and Marks, except as expressly provided herein and in the Ancillary Agreements.

(b) Except as may be provided in the Brand License Agreement, Holdco shall, as soon as practicable after the Closing Date, but in no event later than (i) sixty (60) days after the Closing Date within the United States and (ii) ninety (90) days after the Closing Date outside the United States (in each case, provided that Parent will not unreasonably refuse a request to extend any of the foregoing deadlines for the duration and to the extent reasonably necessary under the circumstances), cause any of the Transferred Subsidiaries having a corporate name, trademark, service mark or logo that includes any of the Retained Names and Marks to file to change its name to a name that does not include any Retained Names and Marks.

(c) Parent hereby grants to Holdco and its subsidiaries a non-exclusive, non-transferable license, to use, solely in connection with the operation of the Business as operated immediately prior to the Closing and in substantially the same form and manner as used by the Business immediately prior to the Closing, all of the Business’ existing signs, letterheads, invoices, advertisements and promotional materials (except as otherwise provided in the Transition Services Agreement) and all Internet domain names and social or mobile media identifiers, website, mobile and social media content, other Internet or electronic communications, inventory and other documents and materials in existence as of the Closing in any form or media (collectively, the “Existing Stock”), in each case, containing the Retained Names and Marks, after which period Holdco shall cause the removal or obliteration of all Retained Names and Marks from such Existing Stock or cease using such Existing Stock. The foregoing license shall continue for a period of (i) one year after the Closing Date for heavy signage bearing the Retained Names and Marks, (ii) 180 days after the first anniversary of the date on which Parent ceases to own more than 10% of the outstanding equity interests of Holdco for the items bearing the Retained Names and Marks set forth on the corresponding part of the Transferor Disclosure Letter and (iii) 180 days after the Closing Date for all other items bearing the Retained Names and Marks. Upon Transferors’ request, Holdco shall, and shall cause each Transferred Subsidiary to, promptly execute all assignment, transfer and other documents, and take all steps, in each case, that are necessary or desirable to confirm, effectuate or otherwise evidence Transferors’ and their respective affiliates’ (excluding, after the Closing, any Transferred Subsidiary) rights, title and interests in and to, and control over, the Retained Names and Marks, including (subject to any applicable procedures and deadlines in the Transition Services Agreement) the Internet domain names incorporating any Retained Names and Marks.

(d) Except as expressly provided in this Section 5.09 and in the Brand License Agreement, no other right to use the Retained Names and Marks is granted by the Transferors or any of their respective affiliates to Holdco, its affiliates or, after the Closing, the Business, whether by implication or otherwise, and nothing hereunder permits Holdco, its affiliates or, after the Closing, the Business to use the Retained Names and Marks in any manner or to register or seek to register, or to permit any third party to register or to seek to register, any of the Retained Names and Marks in any jurisdiction. Any and all goodwill generated by the use of the Retained Names and Marks under this Section 5.09 shall inure solely to the benefit of the Transferors and their respective affiliates (other than the Transferred Subsidiaries). Holdco shall not, and shall cause its affiliates and, after the Closing, the Business not to, use the Retained Names and Marks in any manner that may damage or tarnish the reputation of Transferors or their respective affiliates (other than the Transferred Subsidiaries) or the goodwill associated with the Retained Names and Marks.

(e) Holdco agrees that none of the Transferors or their respective affiliates shall have any responsibility for claims by third parties arising out of, or relating to, the use by Holdco or its subsidiaries of any Retained Names and Marks after the Closing. In addition to any and all other available remedies, Holdco shall (subject to Section 9.03 through Section 9.06 herein) defend, indemnify and hold harmless the Parent Indemnitees from and against any and all such claims that may arise out of the use of the Retained Names and Marks (i) by the Business in accordance with the terms and conditions of this Section 5.09, other than such claims that the Retained Names and Marks infringe the Intellectual Property rights of any third party; or (ii) by the Business, Holdco or any of its affiliates in violation of or outside the scope permitted by this Section 5.09. Notwithstanding anything in this Agreement to the contrary, Holdco hereby acknowledges and agrees that in the event of any breach or threatened breach of this Section 5.09, the Transferors, in addition to any other remedies available to them, (i) shall be entitled to a preliminary injunction, temporary restraining order or other equivalent relief restraining Holdco and any of its affiliates (including, after the Closing, the Business) from any such breach or threatened breach and (ii) shall not be required to provide any bond or other security in connection with any such injunction, order or other relief.

(f) Any and all goodwill generated by the use of the Retained Names and Marks under this Section 5.09 shall inure solely to the benefit of the Transferors and their respective affiliates (other than the Transferred Subsidiaries).

(g) Holdco agrees that none of the Transferors or their respective affiliates shall have any responsibility for claims by third parties arising out of, or relating to, the use by Holdco and its subsidiaries of any Retained Names and Marks after the Closing in any manner that is not expressly permitted above. Holdco hereby acknowledges and agrees that in the event of any breach or threatened breach of this Section 5.09, the Transferors, in addition to any other remedies available to them, (i) shall be entitled to a preliminary injunction, temporary restraining order or other equivalent relief restraining Holdco and any of its subsidiaries from any such breach or threatened breach and (ii) shall not be required to provide any bond or other security in connection with any such injunction, order or other relief.

(h) Notwithstanding the above, Parent agrees that Holdco and its affiliates have the right, at all times after the Closing Date, to use the Retained Names and Marks to the extent required by applicable Law, (i) in a neutral, non-trademark manner to describe the history of the Business, (ii) on internal office supplies that are not visible to the public (e.g., pens, cups, notepads) until their replacement in the ordinary course of business, and (iii) on historical legal and business agreements and documents.

(i) At Holdco’s request, for a maximum of 180 days after the Closing Date, Parent agrees to display on its primary website a mutually-agreed (i) statement about the transactions contemplated by this Agreement and (ii) a mutually agreed link(s) to websites, mobile and/or social media venues.

(j) Effective as of the Closing Date:

(i) Parent, on behalf of itself and its affiliates as of such date (other than the Transferred Subsidiaries)(the “Seller Covenant Parties”), hereby covenants to Holdco that none of the Seller Covenant Parties shall bring any Proceeding against any of Holdco or its controlled affiliates (including the Transferred Subsidiaries) (the “Holdco Covenant Parties”) anywhere in the world that alleges that the current and future operation of the Business infringes, misappropriates or violates (“Infringes”) (x) any patents, trade secrets, inventions, know-how, methods or processes, and/or (y) copyrights in all IT Assets, website, social and mobile media content, and other copyrighted works (or portions, features or elements thereof) (“Inventions”) that in each case are (i) owned by the Seller Covenant Parties as of the Closing Date and (ii) are related to, were used or held for use in the Business as of the Closing Date or at any time during the twelve (12) month period prior to the Closing Date. For clarity, the above covenant does not include any Inventions created, invented or acquired by the Seller Covenant Parties after the Closing Date, but does include any patents issuing after the Closing Date to the extent they arise from Inventions that are reduced to practice prior to the Closing Date.

(ii) Holdco, on behalf of itself and the Transferred Subsidiaries, hereby covenants to the Seller Covenant Parties that none of the Holdco Covenant Parties shall bring any Proceeding against any of the Seller Covenant Parties anywhere in the world that alleges that the current and future operation of their businesses other than the Business Infringes any Inventions that are (i) owned by the Transferred Subsidiaries as of the Closing Date and (ii) are related to, were used or held for use in the businesses of the Seller Covenant Parties (other than the Business) as of the Closing Date. For clarity, the above covenant does not include any Inventions created, invented or acquired by such Holdco Covenant Parties after the Closing Date.

(iii) Each of Parent or Holdco, as applicable, may extend the benefits of the above covenants solely to: (i) any current or future affiliate created as part of an internal reorganization, (ii) third-party suppliers, manufacturers, contractors or consultants, solely to the extent such third parties perform services on behalf of or provide products to such party, (iii) distributors or content partners, solely to the extent such persons use or resell, license or distribute products or services received from the party receiving the covenant, or (iv) customers, solely for end-use purposes.

(iv) For purposes of section 365(n) of the U.S. Bankruptcy Code (and any amendment thereto) and any equivalent Law in any foreign jurisdiction, each of the above covenants will be treated as a license and Parent or Holdco, as applicable, may elect to retain their rights under their covenant if any owner of the Intellectual Property subject to the covenants, as a debtor in possession, or a bankruptcy trustee in a case under the U.S. Bankruptcy Code, rejects the covenant.

(v) Subject to Section 5.09(j)(iii), the above covenants are intended to run with the Inventions subject to such covenant. Each Party may and must transfer this covenant, in whole or in part, to the successor or acquirer of any Inventions subject thereto, and such successor or acquirer shall assume its obligations in writing or by operation of law. Further, any such successor or acquirer is deemed automatically bound by such covenant, regardless of whether such successor or acquirer executes such written assumption.

SECTION 5.10. Transferor Guarantees. Holdco acknowledges that the Transferors and their respective affiliates have entered into various arrangements in which guarantees, letters of credit, bonds or similar arrangements were issued by the Transferors or their respective affiliates to support Assumed Liabilities or other liabilities and obligations of Transferred Subsidiaries. The arrangements entered into by the Transferors and their respective affiliates (other than the Transferred Subsidiaries) referred to in the foregoing clauses sentence, including those set forth in the corresponding part of the Transferor Disclosure Letter, are hereinafter referred to as the “Transferor Guarantees.” Holdco agrees that it shall use its reasonable best efforts to arrange for itself or one of its subsidiaries to be substituted as the primary obligor thereon as of the Closing through a novation, an assumption, accession, acknowledgement or similar agreement with the beneficiary of the applicable Transferor Guarantee and, irrespective of whether such replacement arrangements are entered into, Parent may terminate, if terminable, or not renew such arrangement that is the subject of such guarantee. In the case of arrangements in which guarantees, letters of credit, bonds or similar arrangements were issued by Transferred Subsidiaries in support of Retained Liabilities or other liabilities and obligations of the Transferors (the “Transferee Guarantees”), Parent will use its reasonable best efforts to arrange for itself or one of its subsidiaries to be substituted as the primary obligor thereon as of the Closing through a novation, an assumption, accession, acknowledgement or similar agreement with the beneficiary of the applicable Transferee Guarantee and, irrespective of whether such replacement arrangements are entered into, Holdco may terminate, if terminable, or not renew such arrangement that is the subject of such guarantee.

SECTION 5.11. Financing.

(a) Holdco shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to obtain and consummate the Financing (or, in the event any portion or all of the Debt Financing becomes unavailable, alternative debt financing (in an amount sufficient, together with the remaining Financing, if any, and any other sources available to Holdco, to fund the payment of the Aggregate Purchase Price and satisfy any other obligations of Holdco contemplated hereunder) (the “Alternate Financing”) from the same or other sources and on terms and conditions (including, to the extent required by the related “flex” provisions) not materially less favorable from a conditionality and enforceability perspective (taken as a whole) to Holdco than the terms and conditions related to conditionality and enforceability (taken as a whole) set forth in the Debt Financing Commitment Letters (including, to the extent required by the related “flex” provisions) as of the date hereof) as promptly as possible but in any event on or prior to the Closing Date, including by using reasonable best efforts to (i) maintain in effect the Commitment Letters, (ii) negotiate and enter into definitive agreements with respect to the Financing on terms and conditions set forth in the Debt Financing Commitment Letters (including, if necessary, the related “flex” provisions) or on other terms that are not materially less favorable from a conditionality and enforceability perspective (taken as a whole) to Holdco than the terms and conditions related to conditionality and enforceability (taken as a whole) set forth in the Debt Financing Commitment Letters (including, to the extent required by the related “flex” provisions), subject to any amendments, modifications or supplements thereto, or replacements or waivers thereof, permitted by the last sentence of this Section 5.11(a), (iii) satisfy (or, if reasonably required to obtain the Financing, seek the waiver of) on a timely basis all conditions applicable to Holdco that are within Holdco’s control contained in the Commitment Letters or any definitive agreements related to the Financing, including the payment of any related fees and expenses, (iv) comply with its obligations under the Commitment Letters and any definitive agreements related to the Financing to the extent the failure to comply with such obligations would adversely impact the amount or timing of the Financing or the availability of the Financing at the Closing, (v) in the event that all conditions contained in the Commitment Letters or the definitive agreements related to the Financing (other than, with respect to the Debt Financing, the availability of the Cash Equity) have been satisfied (except those that, by their nature, are to be satisfied at the Closing) or waived, consummate the Financing (including drawing on any interim or bridge financing under the Debt Commitment Letter) at or prior to the Closing Date and (vi) enforce its rights under the Commitment Letters and definitive agreements related to the Financing in a timely and diligent manner. Holdco shall keep Parent informed on a reasonable basis and in reasonable detail of the status of its efforts to arrange the Financing and promptly provide to Parent executed copies of material definitive agreements for the Financing. Holdco shall give Parent prompt written notice upon becoming aware of, or receiving notice or any other communication with respect to, any material breach of or any default under, or any event or circumstance that (with or without notice, lapse of time or both) could reasonably be expected to give rise to any breach of or default under, any Commitment Letter or any definitive agreements related to the Financing, or any purported or actual termination, withdrawal or rescission of any Commitment Letter or any definitive agreements related to the Financing. Notwithstanding anything in this Agreement to the contrary, but without limiting the effect of Section 11.14, Holdco expressly acknowledges and agrees that neither the availability nor terms of the Financing or any Alternate Financing are conditions to the obligations of the Holdco to consummate the transactions contemplated by this Agreement. Prior to the Closing, Holdco shall not, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), (i) amend, modify, supplement, replace or waive any provision of the Commitment Letters or any definitive agreements related to the Financing in a manner that would (A) add any additional condition (or expand any existing condition in a manner materially adverse to Parent) to funding of the Financing, (B) reduce the amount of Financing below the amount required to consummate the transactions contemplated hereby, (C) materially and adversely impact the ability of Holdco (and, in the case of the Equity Commitment Letter, Parent) to enforce its rights against the other parties to the Commitment Letters or such definitive agreements or (D) reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby (provided that (subject to compliance with the other provisions of this Section 5.11(a)), Holdco may amend the Debt Commitment Letter to add additional lenders, arrangers, bookrunners or agents that have not executed the Debt Commitment Letter as of the date of this Agreement) or (ii) terminate any Commitment Letter unless such Commitment Letter is replaced at such time with a new commitment letter that would satisfy the preceding clause (i). Holdco shall promptly deliver to Parent copies of any such amendment, modification, supplement, replacement or waiver.

(b) Prior to the Closing, each of Parent and the Transferors shall and shall use its reasonable best efforts to cause each of the Transferred Subsidiaries and its and their respective Representatives (including legal and accounting advisers) to, provide all cooperation reasonably requested by Holdco to assist Holdco in the arrangement of the Debt Financing, including by:

(i) participating (and causing senior management and using reasonable best efforts to cause advisors to participate) in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective lenders and investors with respect to, the Debt Financing), presentations, road shows, drafting sessions, due diligence sessions (including using reasonable best efforts to cause the Independent Auditor to participate therein) and sessions with rating agencies, in each case, at reasonable times and with reasonable notice;

(ii) assisting with Holdco’s preparation of materials for rating agency presentations and investor presentations (including “roadshow” or investor meeting slides), bank information memoranda, offering memoranda, private placement memoranda (including under Rule 144A under the Securities Act), confidential information memoranda, marketing materials and similar documents required in connection with the Debt Financing (and furnishing customary authorization letters in connection therewith (authorizing the distribution of information to prospective Lenders or investors and containing customary representations, including with respect to the presence or absence of material nonpublic information about the Business and regarding the accuracy of the information provided by, or with respect to, the Business), executed by or on behalf of Parent, the Transferors and/or the Transferred Subsidiaries);

(iii) assisting with Holdco’s preparation of (and using reasonable best efforts to cause the Independent Auditor to assist with Holdco’s preparation of) pro forma financial statements for the Business customarily included in offering documents for high yield debt securities (or reasonably required by the Lenders and their respective agents)

(provided, that (A) Holdco shall be responsible for the preparation of such pro forma financial statements and any pro forma adjustments giving effect to the transactions contemplated herein and (B) Parent’s, the Transferors’ and the Transferred Subsidiaries’ assistance shall relate solely to the financial information and data derived from Parent’s historical books and records);

(iv) with respect to the Transferred Subsidiaries only, executing and delivering (or assisting Holdco in obtaining from legal counsel (including local counsel) to the Transferred Subsidiaries and their advisors) any guarantee or pledge and security documents, other definitive financing documents, or other certificates, legal opinions or documents as may be reasonably requested by Holdco and as may be necessary and customary in connection with the Debt Financing (including a solvency certificate of the chief financial officer of the Business and/or the Transferred Subsidiaries in the form contemplated by the Debt Commitment Letter), and otherwise facilitating the obtaining of guarantees and pledging of collateral in connection with the Debt Financing, in each case to be effective as of no earlier than the Closing;

(v) using reasonable best efforts to promptly provide Holdco and the Lenders the Required Information and to update any Required Information provided to Holdco as may be necessary for such Required Information to remain Compliant;

(vi) using reasonable best efforts to cause PricewaterhouseCoopers LLP or one of the other “big four” independent auditors (the “Independent Auditor”) to provide reasonable and customary assistance and cooperation in connection with the Debt Financing, including, using reasonable best efforts to cause the Independent Auditor to furnish consents for use in materials related to Debt Financing or any non-convertible, high-yield debt securities issued in lieu of all or a portion thereof and to deliver customary “comfort letters” (which shall provide customary “negative assurance” comfort) for a Rule 144A placement of securities with respect to financial information contained in the offering materials relating to the Debt Financing (and using reasonable best efforts to provide customary representations to such Independent Auditor in connection with the foregoing);

(vii) assisting Holdco in procuring public corporate ratings and corporate family ratings in respect of the Business and public ratings of the facilities contemplated by the Debt Financing;

(viii) furnishing to Holdco all documentation and information as is reasonably requested in writing by Holdco at least eight business days prior to the Closing Date about the Business that the Lenders reasonably determine is required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the PATRIOT Act;

(ix) following Holdco’s reasonable request, causing directors of any Transferred Subsidiary who will continue to hold such positions from and after the Closing to execute resolutions or consents of such Transferred Subsidiary that do not become effective until the Closing to the extent reasonably necessary to permit the completion of the Debt Financing;

(x) using commercially reasonable efforts to ensure that any syndication efforts in connection with the Debt Financing benefit from existing lending and investment banking relationships of Parent and its subsidiaries;

(xi) assisting with the payoff of existing indebtedness of the Transferred Subsidiaries and the Business that will be repaid at or prior to Closing and the release of related liens on or prior to the Closing Date (including using reasonable best efforts to obtain customary payoff letters, lien terminations and other instruments of discharge, in each case in a form reasonably acceptable to Holdco); and

(xii) using reasonable best efforts to cooperate with the Lenders’ due diligence in connection with the Debt Financing, to the extent customary and reasonable;

provided that, nothing herein shall require such cooperation to the extent it would (x) unreasonably interfere with the ongoing operations of Parent or any of its subsidiaries, (y) require Parent or any of its subsidiaries to agree to pay any commitment or other fees, reimburse any expenses, or provide or enter into any security or guarantee agreements, or otherwise incur any liability or give any indemnities (other than (i) with respect to the Transferred Subsidiaries only, if the effectiveness thereof is subject to and conditioned upon the occurrence of the Closing and (ii) to the extent of any indemnity owing to Holdco or any of its affiliates pursuant to this Agreement or any Ancillary Agreement (which indemnity shall be governed by the terms thereof, as applicable)), or (z) require Parent or any of its subsidiaries to take any action that would reasonably be expected to conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, any organizational document of Parent or any of its subsidiaries, any applicable Laws or any material Contract; provided, further, that none of Parent, Transferors, the Transferred Subsidiaries, their respective affiliates nor any Persons who are employees, directors or officers thereof, shall be required to pass resolutions or consents to approve or authorize the Debt Financing or deliver any legal opinion or certificates, instruments or documents (other than (A) with respect to the Transferred Subsidiaries only, to the extent set forth in Section 5.11(b)(iv) and Section 5.11(b)(ix) of this Section 5.11(b) and (B) using commercially reasonable efforts to deliver the customary authorization letters referred to in clause Section 5.11(b)(ii) of this Section 5.11(b)).

(c) Holdco shall on the earlier of the Closing Date and the termination of this Agreement, upon request by Parent, reimburse Parent for all reasonable and documented out-of-pocket costs and expenses (such as reasonable travel costs and attorneys’ fees) incurred by Parent or any of its subsidiaries (including the Transferred Subsidiaries, whose costs and expenses in connection with the Financing shall, notwithstanding anything to the contrary herein, be the sole responsibility of Holdco) or their respective Representatives in connection with the cooperation in respect of the Debt Financing contemplated by Section 5.11(b) and shall indemnify and hold harmless Parent, its subsidiaries and their respective Representatives from and against any and all liabilities suffered or incurred by any of them in connection with the cooperation in respect of the Financing contemplated by Section 5.11(b), except in the event such liabilities arose out of or resulted from historical financial information of the Business provided by or on behalf of Parent in writing specifically for use in connection with the Debt Financing. Parent hereby consents to the reasonable use of logos used by the Business in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage Parent or the Business or their reputation or goodwill.

(d) For purposes of this Agreement, the terms “Financing” and “Debt Financing” shall also be deemed to include the financing contemplated by the Commitment Letters as permitted to be amended, modified, supplemented or replaced in accordance with Section 5.11(a) and/or any Alternate Financing and the terms “Debt Commitment Letter,” “Equity Commitment Letter” and “Commitment Letters” shall also be deemed to include such documents as permitted to be amended, modified, supplemented or replaced by Section 5.11(a) and/or any commitment letter in respect of any Alternate Financing.

(e) All nonpublic or otherwise confidential information regarding Parent or any of its affiliates or the Business obtained by Holdco or any of its affiliates or its or their respective Representatives pursuant to this Section 5.11 shall be kept confidential in accordance with the Confidentiality Agreement; provided, that Holdco shall be permitted to disclose information as necessary and consistent with customary practices in connection with the Financing subject to customary confidentiality arrangements.

SECTION 5.12. Insurance.

(a) Subject to Section 5.12(b), from and after the Closing, the Transferred Subsidiaries and the Business shall cease to be insured by the Transferors’ or their respective affiliates’ current and historical insurance policies or programs or by any of their current and historical self-insured programs, and neither Holdco nor its affiliates shall have any access, right, title or interest to or in any such insurance policies, programs or self-insured programs (including to all claims and rights to make claims and all rights to proceeds) to cover any assets of the Transferred Subsidiaries or any Loss arising from the operation of the Business, in each case, including with respect to all known and incurred but not reported claims. The Transferors or any of their respective affiliates may amend, at the Closing, any insurance policies and ancillary arrangements in the manner they deem appropriate to give effect to this Section 5.12, provided that nothing herein shall be deemed to effect an assignment of any insurance policies that, pursuant to their terms and conditions, may not be assigned without the insurer’s consent. From and after the Closing, Holdco shall be responsible for securing all insurance it considers appropriate for its operation of the Transferred Subsidiaries and the Business.

(b) With respect to events, circumstances or claims relating to the Transferred Subsidiaries or the Business that occurred or existed prior to the Closing Date that are covered by the Transferors’ or their respective affiliates’ (excluding the Transferred Subsidiaries’) occurrence-based insurance policies, including without limitation: (i) any occurrence-based primary or excess professional liability, occurrence-based errors and omissions and occurrence-based cyber insurance policies and (ii) occurrence-based property insurance policies, occurrence-based third-party liability insurance policies, occurrence-based cyber insurance policies and any fully insured workers’ compensation insurance policies that apply to the Transferred Subsidiaries, the Business or the locations at which the Business is operated ((b)(i) and (b)(ii), collectively, the “Pre-Closing Insurance”), Holdco or a Transferred Subsidiary may make claims under the Pre-Closing Insurance to the extent such coverage and limits are available to the Transferred Subsidiary under the Pre-Closing Insurance; provided that Holdco or any of the Transferred Subsidiaries also make claims under all applicable insurance policies of Holdco and its subsidiaries. By making any claims under the Pre-Closing Insurance, Holdco agrees to reimburse, or cause the Transferred Subsidiary to reimburse, the Transferors and their respective affiliates for any costs incurred by any of Transferors or their respective affiliates as a direct result of such claims; and Holdco or the Transferred Subsidiaries shall exclusively bear (and the Transferors and their respective affiliates shall have no obligation to repay or reimburse Holdco or the Transferred Subsidiaries for) the amount of any “deductibles” or net retentions associated with such claims under the Pre-Closing Insurance and shall be liable for all uninsured or uncovered amounts of such claims. For the avoidance of doubt, subject to Section 5.12(c), the Transferors and their respective affiliates shall retain all rights to control their respective insurance policies and programs, including the right to exhaust, settle, release, commute, buy-back or otherwise resolve disputes with respect to any of their insurance policies and programs, notwithstanding whether any such policies or programs apply to any liabilities of Holdco or its affiliates (including any Transferred Subsidiary). To the extent a claim is paid in full under an insurance policy of any of the Transferors or their respective affiliates (other than the Transferred Subsidiaries) pursuant to this Section 5.12, none of the Holdco Indemnitees shall be entitled to indemnification pursuant to Article IX.

(c) Notwithstanding anything to the contrary, the Transferors shall not eliminate the coverage available under any Pre-Closing Insurance without first providing, no less than fifteen (15) Business Days in advance of such action, written notice to Holdco.

SECTION 5.13. Privileged Matters. Holdco, on the one hand, and the Transferors, on the other hand, acknowledge and agree that the information relating to or arising out of the legal advice or services that have been or will be provided prior to the Closing Date for the benefit of both (a) the Transferors and their respective affiliates (other than the Transferred Subsidiaries) and (b) a Transferred Subsidiary, shall be subject to a shared privilege between the Transferors and their respective affiliates, on the one hand, and such Transferred Subsidiary, on the other hand, and the Transferors and their respective affiliates and such Transferred Subsidiaries shall have equal right to assert all such shared privileges in connection with privileged information under any Law and no such shared privilege may be waived by (i) any of the Transferors or their respective affiliates without the prior written consent of Holdco or (ii) by a Transferred Subsidiary, Holdco or any of their respective affiliates without the prior written consent Parent; provided, however, that any information relating to or arising out of any legal advice or services provided, whether before, on or after the Closing Date, with respect to any matter for which the Indemnifying Party has an indemnification obligation hereunder, shall be subject to the sole and separate privilege of the Indemnifying Party, and the Indemnifying Party shall be entitled to control the assertion or waiver of all such separate privileges under any applicable Law in connection with any privileged information, whether or not such information is in the possession of or under the control of any of the Indemnified Parties.

SECTION 5.14. Indemnification and Insurance.

(a) Holdco, on the one hand, and the Transferors, on the other hand, agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, now existing in favor of the current or former directors, officers or employees, as the case may be, of the Business as provided in the organizational documents of a Transferred Subsidiary or in any agreement with a Transferred Subsidiary as in effect on the date hereof shall survive the Closing and shall continue in full force and effect to the extent provided in the following sentence.

(b) Holdco shall cause each Transferred Subsidiary to maintain in effect for a period of six (6) years following the Closing any and all exculpation, indemnification and advancement of expenses provisions of the organizational documents of each Transferred Subsidiary or in any indemnification agreements of such Transferred Subsidiaries with any of the respective current or former directors, officers or employees of the Business, in each case in effect as of the date hereof, for acts or omissions occurring on or prior to the Closing.

(c) In the event a Transferred Subsidiary or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision shall be made so that the successors and assigns of such Transferred Subsidiary shall assume all of the obligations set forth in this Section 5.14.

SECTION 5.15. Further Action. On the terms and subject to the conditions of this Agreement, each party will use their respective reasonable best efforts to take or cause to be taken in an expeditious manner all actions and to do or cause to be done all things necessary or appropriate to satisfy the conditions to the Closing, to consummate the transactions contemplated hereby and by the Ancillary Agreements and to comply promptly with all legal requirements that may be imposed on it or any of its subsidiaries with respect to the Closing, including by forming or causing to be formed a duly organized and validly existing affiliate of Holdco in good standing in any jurisdiction where such subsidiary is required under the Law of such jurisdiction to be its designee to purchase any of the Transferred Assets and utilizing such affiliate for such purpose (and, to the extent requested by Transferors or Holdco, entering into Local Purchase Agreements consistent with the terms of this Agreement if required or advisable under the Laws of any foreign jurisdictions). Parent will cause the other Transferors to comply with their obligations under this Agreement.

SECTION 5.16. Production of Witnesses and Individuals. From and after the Closing Date, Holdco shall use, and shall cause its subsidiaries to use, commercially reasonable efforts to make available in such a manner that does not interfere or disrupt the normal operations of the Business, upon a Transferor’s or its affiliates’ written request, its officers, directors, employees and agents for fact finding, consultation and interviews and as witnesses to the extent that any such person may reasonably be required in connection with any Proceedings in which such Transferor or its affiliates may from time to time be involved relating to the conduct of the Business. The foregoing notwithstanding, the provisions of this Section 5.16 shall not apply to

Proceedings brought between Parent and its affiliates (but not including the Transferred Subsidiaries and their subsidiaries), on the one hand, and Holdco and its affiliates (including after the Closing Date, Transferred Subsidiaries and their subsidiaries), on the other hand.

SECTION 5.17. Pre-Closing Restructuring; Transfer of Assets; Cooperation Regarding Closing Steps.

(a) Notwithstanding anything to the contrary herein, after the date hereof and prior to the Closing Date, Parent and its affiliates (including the Transferors and the Transferred Subsidiaries) (i) shall use reasonable best efforts, and shall be permitted, to implement the Pre-Closing Restructuring in such manner as may be determined by Parent in its sole discretion and (ii) for the avoidance of doubt, shall be permitted to transfer, effective as of or prior to the Closing Date, (A) the Excluded Assets or Retained Liabilities from the Transferred Subsidiaries to Parent or one or more of its affiliates (other than the Transferred Subsidiaries) and (B) except for any Transferred Assets or Assumed Liabilities to be transferred or assigned directly to Holdco (or its subsidiaries in accordance with Section 5.17(b)) by the applicable Transferor, the Transferred Assets and the Assumed Liabilities, to one or more Transferred Subsidiaries from Parent or one or more of its affiliates (other than the Transferred Subsidiaries), in each case, for such consideration or for no consideration, as may be determined by Parent in its sole discretion; provided, that (I) the actions to be taken by Parent and its affiliates pursuant to this Section 5.17(a) shall include the steps set forth on, and otherwise shall not be inconsistent with, the steps plan set forth on the corresponding part of the Transferor Disclosure Letter (the “Pre-Closing Restructuring Plan”) (it being agreed and understood that any amounts set forth thereon are high-level estimates based on facts available as of the date hereof and are in all events subject to change and further refinement as may be necessary or appropriate following the date hereof) and (II) subject to the immediately following sentence, Parent shall not (and shall not permit its affiliates to) take any action pursuant to this Section 5.17(a) that would prevent any representation or warranty set forth in Section 3.11(k) from being true immediately prior to the Closing. Following the date of this Agreement, each of Parent and Holdco shall cooperate in good faith to amend Schedule I, the list of Transferred Subsidiaries set forth in the Transferor Disclosure Letter, the Transferred Subsidiary Tax Information or the Pre-Closing Restructuring Plan upon the reasonable request of the other party; provided that no such amendment shall be made without each party’s consent (such consent not to be unreasonably withheld, conditioned or delayed); provided, further, that notwithstanding the foregoing, Parent may make or cause to be made any entity classification election pursuant to Treasury Regulations Section 301.7701-3(c) with respect to any Non-U.S. Transferred Subsidiary (other than any Non-U.S. Transferred Subsidiary that is a subsidiary of a U.S. Transferred Subsidiary) as Parent may determine in its sole good faith discretion (and the Transferred Subsidiary Tax Information and the Pre-Closing Restructuring Plan shall be amended to reflect any such election). For the avoidance of doubt, if Schedule I, the list of Transferred Subsidiaries set forth in the Transferor Disclosure Letter, the Transferred Subsidiary Tax Information or the Pre-Closing Restructuring Plan is so amended, all references to Schedule I, the list of Transferred Subsidiaries set forth in the Transferor Disclosure Letter, the Transferred Subsidiary Tax Information or the Pre-Closing Restructuring Plan, respectively, in this Agreement shall refer to such Schedule I, the list of Transferred Subsidiaries set forth in the Transferor Disclosure Letter, the Transferred Subsidiary Tax Information or the Pre-Closing Restructuring Plan, respectively, as so amended. Parent shall (x) keep Holdco reasonably apprised of the status of the Pre-Closing Restructuring, and (y)

reasonably consult with Holdco regarding, and consider in good faith any comments provided by Holdco with respect to the Pre-Closing Restructuring and (z) effect the Pre-Closing Restructuring in a manner as to minimize the amount of any Transfer Taxes in accordance with Section 10.03. For the avoidance of doubt, nothing in this Section 5.17(a) shall limit any representation or warranty made in Article III.

(b) From and after the date of this Agreement until the earlier of the Closing Date or the date, if any, on which this Agreement is terminated pursuant to Section 8.01, Parent and Holdco shall cooperate in good faith regarding planning Holdco’s acquisition structure and the specific transaction steps to effect the transactions contemplated by this Agreement (and the sequencing thereof), including identifying which entities in the Holdco acquisition structure will acquire the Transferred Assets to be transferred by the Transferors pursuant to this Agreement, determining the capital structure of Holdco’s subsidiaries and planning the intercompany financing arrangements among Holdco and/or its subsidiaries (including the Transferred Subsidiaries) that will be in place as of immediately prior to and immediately following the Closing (collectively, the “Acquisition Structure”); provided that any Acquisition Structure shall be consistent with the acquisition structure and closing day steps set forth on the corresponding part of the Holdco Disclosure Schedule (the “Acquisition Structure Plan”) (it being agreed and understood that any amounts set forth thereon are high-level estimates based on facts available as of the date hereof and are in all events subject to change and further refinement as may be necessary or appropriate following the date hereof), which, for the avoidance of doubt, shall reflect that no Transferred Assets or Assumed Liabilities other than equity interests in entities treated as corporations for U.S. federal income tax purposes will be transferred directly to Holdco, or to any subsidiary of Holdco that is not treated as, or owned by an entity treated as, a corporation for U.S. federal income tax purposes (and that no elections will be made that would cause any Transferred Subsidiary that is not treated as a corporation for U.S. federal income tax purposes to be owned by Holdco or a subsidiary of Holdco that is not treated as, or owned by an entity treated as, a corporation for U.S. federal income tax purposes). Following the date of this Agreement, each of Parent and Holdco shall cooperate in good faith to amend the Acquisition Structure Plan upon the reasonable request of the other party; provided that no such amendment shall be made without each party’s consent (such consent not to be unreasonably withheld, conditioned or delayed). For the avoidance of doubt, if the Acquisition Structure Plan is so amended, all references to the Acquisition Structure Plan in this Agreement shall refer to such Acquisition Structure Plan as so amended.

(c) As promptly as practicable following the date of this Agreement, and in any event prior to the Closing Date, Parent and Holdco shall negotiate in good faith and agree upon the form of Holdco’s memorandum and articles of association and other constitutional documents, and Holdco shall take all such actions as necessary to amend its constitutional documents to be in such form; provided that such constitutional documents shall provide for two classes of common equity interests, which shall be identical except that one class (which shall be held by Parent and its affiliates) shall receive any distributions first, and the other class (which shall be held by the Equity Investor Vehicle and its affiliates) shall receive distributions immediately thereafter (provided, for the avoidance of doubt, any such distributions shall be made on a pro rata basis among such classes), and except for such other differences between such classes as are required in order for such classes to be respected as separate under local corporate law; provided further that such constitutional documents shall not be required to provide for two classes of common equity interests pursuant to the foregoing proviso if doing so would have, in Holdco’s reasonable determination, adverse consequences to Holdco, the Equity Investor Vehicle or the Equity Investors.

SECTION 5.18. Later Identified Assets and Liabilities. If, after the Closing, either Parent or Holdco in good faith identifies any Transferred Asset that was not transferred to Holdco or a Transferred Subsidiary (any such asset, a “Later Identified Transferred Asset”), then either Parent or Holdco, as applicable, will provide written notice to the other party identifying such Later Identified Transferred Asset and Parent will, as promptly as practicable thereafter, transfer, convey, assign and deliver to Holdco (or cause to be transferred, conveyed, assigned, or delivered to Holdco) for no additional consideration all right, title and interest of Parent’s applicable subsidiary in and to such Later Identified Transferred Asset, and such Later Identified Transferred Assets will be deemed to have been assets of Holdco for purposes of this Agreement and any applicable Ancillary Agreement, effective as of the date of transfer, conveyance, assignment, or delivery.

(b) If, after the Closing, either Parent or Holdco in good faith identifies any Excluded Asset that was transferred to Holdco or a Transferred Subsidiariy (any such asset, a “Later Identified Excluded Asset”), then either Parent or Holdco, as applicable, will provide written notice to the other party identifying such Later Identified Excluded Asset and Holdco will, as promptly as practicable thereafter, transfer, convey, assign and deliver to Parent (or cause to be transferred, conveyed, assigned, or delivered to Parent) for no additional consideration all right, title and interest of Holdco’s applicable subsidiary in and to such Later Identified Excluded Asset, and such Later Identified Excluded Assets will be deemed to have been assets of Parent for purposes of this Agreement and any applicable Ancillary Agreement, effective as of the date of transfer, conveyance, assignment, or delivery.

(c) If, after the Closing, either Parent or Holdco in good faith identifies any Assumed Liability, whether such liability arose pre- or post-Closing, that was not assumed by Holdco or a Transferred Subsidiary when the Assumed Liabilities were assumed (any such asset, a “Later Identified Assumed Liability”), then either Holdco or Parent, as applicable, will provide written notice to the other party identifying such Later Identified Assumed Liability and Parent will, as promptly as practicable thereafter, transfer, convey, assign and deliver to Holdco or its designated affiliate (or cause to be transferred, conveyed, assigned, or delivered to Holdco or its designated affiliate), and Holdco shall, or shall cause its designated affiliate to, assume and accept, for no additional consideration all such Later Identified Assumed Liabilities, and all such Later Identified Assumed Liabilities will be deemed to have been liabilities of Holdco for purposes of this Agreement and any applicable Ancillary Agreement, effective as of the date of transfer, conveyance, assignment or delivery.

(d) If, after the Closing, either Parent or Holdco in good faith identifies any Retained Liability, whether such liability arose pre- or post-Closing, that was assumed by Holdco or a Transferred Subsidiary when the Assumed Liabilities were assumed (any such asset, a “Later Identified Retained Liability”), then either Holdco or Parent, as applicable, will provide written notice to the other party identifying such Later Identified Retained Liability and Holdco will, as promptly as practicable thereafter, transfer, convey, assign and deliver to Parent or its designated affiliate (or cause to be transferred, conveyed, assigned, or delivered to Parent or its designated affiliate), and Parent shall, or shall cause its designated affiliate to, assume and accept, for no additional consideration all such Later Identified Assumed Liabilities, and all such Later Identified Assumed Liabilities will be deemed to have been liabilities of Parent for purposes of this Agreement and any applicable Ancillary Agreement, effective as of the date of transfer, conveyance, assignment or delivery.

SECTION 5.19. Bank Accounts. Each party agrees to take, or cause its affiliates to take, at the effective time of the Closing (or such earlier time as the parties may agree), all actions necessary to amend all Contracts governing each bank and brokerage account owned by a Transferor or a Transferred Subsidiary, as applicable, and all Contracts governing each bank or brokerage account owned by a Transferor or a Transferred Subsidiary, so that each such account, if currently linked (whether by automatic withdrawal, automatic deposit or any other authorization to transfer funds from or to) to an account of the other party, is de-linked from the other party’s account.

SECTION 5.20. Mixed-Use Contracts. Following the date hereof and continuing until the Closing, Parent (or its applicable affiliate) shall use its commercially reasonable efforts to identify and partially assign or Parent shall work with the applicable third parties to otherwise separate the Mixed-Use Contracts prior to the Closing such that Holdco or one or more of its subsidiaries would be party to or bound by the terms and conditions of such Mixed-Use Contract, including all related assets, licenses, services, and financial commitments to the extent related to the Business (any such Contract or portion thereof, a “Transferred Mixed-Use Contract”) and Parent or one or more of its subsidiaries would be party to or bound by the terms and conditions of such Mixed-Use Contract, including all related assets, licenses, services, and financial commitments, to the extent related to businesses of Parent and its subsidiaries other than the Business (any such Contract or portion thereof, a “Retained Mixed-Use Contract”), in each case on terms and conditions which, in the aggregate, are comparable to those of such Mixed-Use Contract prior to separation (unless otherwise agreed to by Parent and Holdco, which agreement shall not be unreasonably withheld, conditioned or delayed); provided, however, Holdco shall be entitled to reject an assignment or separation of a Mixed Use Contract in all cases in the event that (i) the increased costs are not borne substantially in proportion to the parties’ relative allocated assets, licenses, services or financial commitments; or (ii) where the increased costs to Holdco are more than 5% above the existing run-rate costs (excluding any on-premise licenses under such Mixed-Use Contracts and related services costs and assets, licenses or services costs that are needed to stand up an environment specific to Holdco). In the event that Parent identifies and assigns or separates any Mixed-Use Contract, Holdco shall assume the obligations under the Transferred Mixed-Use Contract and, if applicable, enter into or novate each Transferred Mixed-Use Contract. In no event shall Parent or any of its affiliates be required to expend money, incur any liability, commence any litigation or offer or grant any accommodation (financial or otherwise) to any third party to effect any such separation or assignment; provided, however, in the event that expenses, fees or costs are incurred or paid in connection with this Section 5.20, Parent and Holdco shall bear the fees and costs of the separation or assignment (including one-time accommodations (financial or otherwise) to a third party or fees to any third party for professional advisory services) relating to Mixed-Use Contracts (“Mixed-Use Contract Costs”) (excluding, for the avoidance of doubt, any additional services, licenses, maintenance or other support costs and expenses that a party may incur under a Transferred Mixed-Use Contract or Retained Mixed-Use Contract due to the use of such contract following separation or assignment, as applicable (which each of the parties agrees shall be borne by a party at its sole cost and expense)) in accordance with Section 8.6 of the Transition Services Agreement. Any Transferred Mixed-Use Contract shall be deemed a Transferred Contract and any Retained Mixed-Use Contract shall be deemed an Excluded Contract. Notwithstanding anything to the contrary in this Agreement, the failure to assign or otherwise separate or Transfer any Mixed-Use Contract on or before the Closing Date shall not be deemed to be a failure of any of the conditions set forth in Article VII.

SECTION 5.21. Certain Post-Closing Actions. Holdco shall, and shall cause its applicable controlled affiliates (including the Transferred Subsidiaries following the Closing) to, take the actions set forth on the corresponding part of the Transferor Disclosure Letter.

SECTION 5.22. Financial Statements.

(a) As promptly as practicable after the date hereof, Parent shall prepare and deliver to Holdco, no later than March 31, 2018, the audited combined statements of financial position as of December 31, 2017, and December 31, 2016 and the audited combined statements of income, net parent company investment and non-controlling interests and cash flows of the Aggregate F&R Business for the years ended December 31, 2017, December 31, 2016 and December 31, 2015 (the “IFRS Audited Financial Statements”). The IFRS Audited Financial Statements will (i) be accompanied by an audit report issued by the Independent Auditor, (ii) be prepared based upon the information contained in the books and records of Parent and its subsidiaries (including the Transferors), (iii) be prepared in conformity with IFRS consistently applied, and (iv) present fairly, in all material respects, the combined financial condition, results of operations, net parent company investment non-controlling interests and cash flows of the Business as of the dates and for the periods referred to therein. Together with the IFRS Audited Financial Statements, Parent shall also provide to Holdco a true and correct description of the revenue attributable to the Retained Risk Business for each of the years ended December 31, 2017, December 31, 2016 and December 31, 2015.

(b) Parent shall prepare and deliver to Holdco, no later than 42 (forty-two) calendar days following the end of each fiscal quarter of Parent ending after the date hereof and prior to the Closing, unaudited combined statements of financial position as of the end of such quarter and unaudited combined statements of income, net parent company investment and non-controlling interests and cash flows of the Aggregate F&R Business for each such quarter and year-to-date period (along with the corresponding period in the prior year) (the “Interim Post-Signing Financial Statements”). The Interim Post-Signing Financial Statements will (i) be prepared based upon the information contained in the books and records of Parent and its subsidiaries (including the Transferors), (iii) be prepared in conformity with International Accounting Standard 34 consistently applied, and (iv) present fairly, in all material respects, the combined financial condition, results of operations, net parent company investment and non-controlling interests and cash flows of the Business as of the dates and for the periods referred to therein.

(c) As promptly as practicable after the date hereof, Parent shall use reasonable best efforts to prepare and deliver to Holdco prior to the Closing, (x) the audited combined statements of financial position as of December 31, 2017 and December 31, 2016 and the audited combined statements of income, net parent company investment and non-controlling interests and cash flows of the Aggregate F&R Business for the years ended December 31, 2017 and December 31, 2016 (the “GAAP Audited Financial Statements” and, together with the IFRS Audited Financial Statements, the “Audited Financial Statements”). Parent will use its reasonable best efforts to cause the GAAP Audited Financial Statements to (i) be accompanied by an unqualified audit report issued by the Independent Auditor, (ii) be prepared based upon the information contained in the books and records of Parent and its subsidiaries (including the Transferors), (iii) be prepared in conformity with GAAP consistently applied, and (iv) present fairly, in all material respects, the combined financial condition, results of operations, net parent company investment and non-controlling interests and cash flows of the Aggregate F&R Business as of the dates and for the periods referred to therein. Together with the GAAP Audited Financial Statements, Parent shall also prepare and deliver to Holdco a true and correct description of the revenue attributable to the Retained Risk Business for each of the years ended December 31, 2017 and December 31, 2016 under GAAP.

SECTION 5.23. No Alternative Transaction. From the date hereof until the Closing, Parent shall not, nor shall Parent authorize or permit any of its affiliates or its or their Representatives to, directly or indirectly (a) to solicit, initiate or encourage the submission of any Acquisition Proposal, (b) engage in any discussions or negotiations with (other than to state that they currently are not permitted to have discussions), furnish any nonpublic information relating to the Business or afford access to the properties, assets, books or records of the Business to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any third Person that is seeking to make, or has made, an Acquisition Proposal or a modification of a previously received Acquisition Proposal (other than Holdco and its affiliates and its and their Representatives in their capacities as such) or (c) enter into any agreement with respect to an Acquisition Proposal involving all or any part of the Business. Parent and its affiliates shall immediately upon execution of this Agreement terminate any and all discussions, negotiations, or communications involving the Transferors or any of their respective Representatives regarding any Acquisition Proposal and immediately request the return or destruction of any confidential or proprietary information regarding the Business previously provided to any third party in connection with discussions or the evaluation of any Acquisition Proposal. The Transferors shall promptly notify Holdco of the receipt of any Acquisition Proposal after the date of this Agreement, which notice shall include a summary of the material terms of, and the identity of the Person making, such Acquisition Proposal.

SECTION 5.24. Post-Closing Capitalization. Parent and Holdco shall agree to discuss in good faith the appropriate capitalization of Holdco at the Closing.

SECTION 5.25. Delivery of Warrants. At the Closing, Holdco shall deliver to Parent and the Equity Investor Vehicle warrants exercisable for ordinary shares of Holdco on the terms to be agreed to by Holdco and Parent.

ARTICLE VI

EMPLOYMENT MATTERS

SECTION 6.01. Non-ARD Employees

(a) Definitions. For purposes of this Article VI, the following terms shall have the meanings given.

“ARD” means the Acquired Rights Directive pursuant to EC Directive no. 2001/23 dated 12 March 2001, as amended from time to time, and domestic legislation implementing such directive into the national Law of any country in the European Union, as amended from time to time, or any legislation that is similar or has substantially the same effect in any country outside the European Union.

“Commencement Date” means, with respect to a Non-ARD Leave Recipient who accepts an offer of employment pursuant to Section 6.01(c), the date after the Closing on which such Non-ARD Leave Recipient commences employment with Holdco or one of its affiliates.

“Non-ARD Asset Employee” each Non-ARD Employee who is (i) employed by any Transferor or any affiliate thereof that is not a Transferred Subsidiary as of immediately prior to the Closing, and (ii) is not a Non-ARD Leave Recipient.

“Non-ARD Employee” means an Employee in a jurisdiction in which the ARD is not applicable.

“Non-ARD Leave Recipient” means each Non-ARD Employee who, as of the Closing, is (i) employed in the United States, and (ii) not actively at work as a result of an approved leave of absence (including short-term disability leave, military leave, or family medical leave).

“Non-ARD Transferred Employee” means each (i) Non-ARD Transferred Subsidiary Employee, (ii) each Non-ARD Asset Employee who accepts an offer of employment pursuant to Section 6.01(c), and (iii) each Non-ARD Leave Recipient who accepts an offer of employment pursuant to Section 6.01(c) and commences employment with Holdco or one of its affiliates prior to the expiration of the applicable period as set forth in Section 6.01(c)(ii).

“Non-ARD Transferred Subsidiary Employee” each Non-ARD Employee who is (i) employed by a Transferred Subsidiary immediately prior to the Closing, and (ii) is not a Non-ARD Leave Recipient.

“Transferred Employees” means Non-ARD Transferred Employees and ARD Transferred Employees (as defined in Section 6.19(a)).

(b) Transfer of Employment.

(i) Effective as of immediately prior to the Closing, to the extent permitted by applicable Law, Parent shall use reasonable efforts to (A) except as otherwise provided in Section 6.01(c)(ii) below with respect to Non-ARD Leave Recipients, transfer the employment of each Non-ARD Employee who is not employed by a Transferred Subsidiary to a Transferred Subsidiary, and (B) transfer the employment of each employee of a Transferred Subsidiary who is not an Employee, and each Non-ARD Leave Recipient, from such Transferred Subsidiary to a Transferor or one of its affiliates that is not a Transferred Subsidiary.

(ii) Holdco shall cause each Transferred Subsidiary to continue the employment of each Non-ARD Transferred Subsidiary Employee immediately following the Closing initially in a position comparable to such Non-ARD Transferred Subsidiary Employee’s position immediately prior to the Closing (including level of responsibility, compensation and employee benefits, authority and geographic location) on the terms set forth in this Article VI; it being understood that, subject to applicable Law and the terms of any applicable Transferred Subsidiary Benefit Plan or Labor Agreement, and except as otherwise expressly provided in this Article VI, all aspects of such position may be modified by Holdco and its affiliates (including the Transferred Subsidiaries) at any time after the Closing.

(c) Offer of Employment.

(i) Except as otherwise provided in Section 6.01(c)(ii) below with respect to Non-ARD Leave Recipient, not later than thirty (30) days prior to the Closing or, if later, as soon as reasonably practicable after notice is provided to Holdco that such individual is a Non-ARD Leave Recipient (or such greater period as required by applicable Law), Holdco or one of its affiliates (which may be a Transferred Subsidiary) shall offer employment to each Non-ARD Asset Employee, commencing as of and contingent upon the Closing, in an initial position that is comparable to such Non-ARD Asset Employee’s position immediately prior to the Closing (including level of responsibility, compensation and employee benefits, authority and geographic location) on the terms set forth in this Article VI; it being understood that, subject to applicable Law and the terms of any applicable Transferred Subsidiary Benefit Plan or Labor Agreement, and except as otherwise expressly provided in this Article VI, all aspects of such position may be modified by Holdco and its affiliates (including the Transferred Subsidiaries) at any time after the Closing.

(ii) Not later than thirty (30) days prior to the Closing or, if later, as soon as reasonably practicable after notice is provided to Holdco that such individual is a Non-ARD Leave Recipient (or such greater period as required by applicable Law), Holdco or one of its affiliates (which may be a Transferred Subsidiary) shall offer employment to each Non-ARD Leave Recipient commencing as of the date that such Non-ARD Leave Recipient is able to return to active employment (but only if such Non-ARD Leave Recipient is able to return to such active employment within nine (9) months following the Closing or such longer period as is required by applicable Law), in an initial position that is comparable to such Non-ARD Leave Recipient’s position immediately prior to the Closing (including level of responsibility, compensation and employee benefits, authority and geographic location) on the terms set forth in this Article VI; it being understood that, subject to applicable Law and the terms of any applicable Transferred Subsidiary Benefit Plan or Labor Agreement, and except as otherwise expressly provided in this Article VI, all aspects of such position may be modified by Holdco and its affiliates (including the Transferred Subsidiaries) at any time after Closing. Throughout this Article VI, with respect to each Non-ARD Leave Recipient, all references to the Closing or the Closing Date shall be deemed to refer to such Non-ARD Leave Recipient’s Commencement Date.

(iii) Until such Non-ARD Leave Recipient’s Commencement Date, the Non-ARD Leave Recipient shall not be considered an employee of Holdco and its affiliates for any purpose. Nothing herein shall be construed as a representation or guarantee by any Transferor or any of their respective affiliates that some or all of the Non-ARD Asset Employees or Non-ARD Leave Recipients will accept the offer of employment from Holdco or one of Holdco’s affiliates or will continue in employment with Holdco or one of Holdco’s affiliates following the Closing. Holdco shall take all actions necessary under applicable Law to effect the transfer of employment to it or one of its affiliates of each such Non-ARD Asset Employee and each Non-ARD Leave Recipient who has accepted an offer of employment. Holdco shall indemnify the Transferors against any liabilities arising out of (A) any failure of Holdco or an affiliate of the Holdco to make an offer of employment in accordance with this Section 6.01(c) or to honor the terms of any such offer, or (B) any failure of Holdco or any affiliate of Holdco to comply with applicable Law in connection with the hiring or transfer of employment of any Employee to whom Holdco or its affiliate is required to make an offer of employment under this Section 6.01(c).

(iv) Parent shall take all actions reasonably necessary to assist Holdco in making the offers contemplated by this Section (including commercially reasonable efforts to encourage Employees to accept such offers, which for the avoidance of doubt shall not require the payment of additional compensation). Holdco shall keep Parent reasonably informed of all offers and acceptances referred to above on a timely basis.

(d) Impact of Deferred Closing. In accordance with Section 2.06, all provisions of this Article VI shall apply to Employees located in each Deferred Closing Country and references in this Article VI to the “Closing” or “Closing Date” shall, with respect to each such Employee, be deemed to refer to the applicable Deferred Closing or Deferred Closing Date, respectively.

SECTION 6.02. Terms of Employment.

(a) During the period that begins as of the Closing Date and continues through the date that is nine months following the Closing Date (the “Continuation Period”), Holdco or one of its affiliates shall provide to each Non-ARD Transferred Employee:

(i) a base salary or hourly wage that is not less than such Non-ARD Transferred Employee’s base salary or hourly wage in effect immediately prior to the Closing (or such higher base salary or hourly wage as is required under applicable Law);

(ii) a cash incentive compensation opportunity (including commissions and sales incentives) that is not less than such Non-ARD Transferred Employee’s cash incentive compensation opportunity in effect immediately prior to the Closing;

(iii) severance benefits in accordance with Section 6.10(a); and

(iv) other employee benefits (including all health and welfare benefits, and all pension and other retirement benefits or their equivalent value, but excluding any equity compensation/benefits) that are not less favorable in the aggregate than those provided to such Non-ARD Transferred Employee immediately prior to the Closing.

(b) During the period that begins as of the Closing Date and continues through the third anniversary of the Closing Date, Holdco and its subsidiaries shall maintain in effect a code of business conduct and ethics substantially similar to Parent’s Code of Business Conduct and Ethics applicable to the Transferred Subsidiaries immediately prior to the Closing.

SECTION 6.03. Incentive Compensation.

(a) Holdco shall be liable for the payment of cash incentive compensation earned by Transferred Employees in respect of the year in which the Closing occurs. Such cash incentive compensation shall be provided in compliance with Section 6.02(b).

(b) Holdco and Parent shall take all action necessary to effectuate the commitments set forth on the corresponding part of the Transferor Disclosure Letter.

SECTION 6.04. Pension Plans; 401(k) Plan; Deferred Compensation Plans.

(a) Effective as of the Closing, all Transferred Employees shall cease to be active participants in the Transferor Benefit Plans that are qualified and non-qualified defined benefit and defined contribution pension plans and shall cease to accrue benefits thereunder (and each Transferred Employee shall continue to be entitled to receive all vested benefits thereunder).

(b) Without limiting the obligations under Section 6.09(a) with respect to the Transferor Benefit Plans and Section 6.09(b) with respect to Transferred Subsidiary Benefit Plans, Parent shall be solely liable for (i) the liability arising pursuant to section 75 of the Pensions Act 1995, as amended, and the regulations thereunder (the “Pensions Act”) in respect of any Transferred Subsidiary’s cessation of participation in the Thomson Corporation Pension Scheme, and (ii) the liability arising pursuant to section 75 of the Pensions Act in respect of the cessation of participation of the Thomson Reuters Foundation in the Reuters Pension Fund.

(c) Effective as of the Closing, Parent undertakes to pay on demand to Holdco a sum equal to any loss, liability, contribution, cost and expense incurred, sustained or paid by Holdco or one of its affiliates following Closing arising out of or in connection with any exercise by the U.K. Pensions Regulator of its powers under sections 38 to 51 of the U.K. Pensions Act 2004, where such exercise results in Holdco or one of its affiliates contributing to or otherwise financially supporting the Thomson Corporation Pension Scheme. Nothing in this Agreement shall permit Parent to require Holdco to accept a financial support direction imposed by the U.K. Pensions Regulator.

(d) Effective as of the Closing, Holdco or one of Holdco’s affiliates shall maintain or cause to be maintained a defined contribution plan that (i) meets the requirements of Section 401(a) of the Code and (ii) has terms and conditions that are at least as generous in the aggregate as the Transferor 401(k) Plan immediately prior to the Closing (such plan being referred to as the

“Holdco 401(k) Plan”). Parent shall cooperate with Holdco and use reasonable best efforts to assist Holdco in establishing the Holdco 401(k) Plan effective as of the Closing. Effective as of the Closing and subject to the foregoing (or as soon as administratively possible thereafter), all Non-ARD Transferred Employees who were eligible to participate in the Transferor 401(k) Plan immediately prior to the Closing shall be eligible to participate in the Holdco 401(k) Plan on the Closing Date.

(e) Unless the parties shall have mutually agreed to implement a “trust-to-trust transfer” of all accounts for Non-ARD Transferred Employees from the Transferor 401(k) Plan to the Holdco 401(k) Plan in accordance with Section 414(l) of the Code, then under the terms of the Transferor 401(k) Plan, each Non-ARD Transferred Employee who has an account under the Transferor 401(k) Plan shall be eligible to receive an immediate distribution from such Transferor 401(k) Plan following the Closing. The Holdco 401(k) Plan shall accept the rollover of any “eligible rollover distribution” (within the meaning of Section 402(c)(4) of the Code) from the Transferor 401(k) Plan, including plan loans.

(f) Parent shall retain all liabilities under the Transferor Benefit Plans listed on the corresponding part of the Transferor Disclosure Letter (collectively, the “Transferor Deferred Compensation Plans” ). Holdco shall (i) notify the Transferors of the occurrence of the “separation from service” under Section 409A of the Code of any Transferred Employee who participates in a Transferor Deferred Compensation Plan, as promptly as practicable but in no event later than ten (10) Business Days thereafter, and (ii) cooperate with Parent and its affiliates to facilitate payment of amounts due to any Transferred Employee under the Transferor Deferred Compensation Plans, including, if requested by Parent, by paying such amounts subject to applicable Tax withholding and remitting the Tax withholding and Payroll Taxes to the appropriate Tax authority, subject to reimbursement by Parent within fourteen (14) days following the applicable payment.

SECTION 6.05. Health and Welfare Benefit Plans.

(a) Effective as of the Closing, (i) Transferred Employees shall cease to participate in all Transferor Benefit Plans providing medical, pharmaceutical, dental, vision, disability, and other health and welfare benefits (the “Transferor H&W Plans”), and (ii) Holdco or one of Holdco’s affiliates shall maintain or cause to be maintained benefit plans (including Transferred Subsidiary Benefit Plans) to provide medical, pharmaceutical, dental and vision, disability and other health and welfare benefits to the Non-ARD Transferred Employees (collectively, the “Holdco H&W Plans”). No waiting period or exclusion from coverage of any pre-existing medical condition shall apply to the participation of any Non-ARD Transferred Employee (or dependent thereof) in the Holdco H&W Plans providing medical, pharmaceutical, dental, or vision benefits (except to the extent an exclusion existed under the corresponding Transferor H&W Plan), and all payments, charges and expenses of such Non-ARD Transferred Employees (and their eligible dependents) that were applied toward the deductible, coinsurance, and out-of-pocket maximums under the Transferor H&W Plans providing medical, pharmaceutical, dental, or vision benefits during the plan year in which the Closing occurs shall be credited toward any deductible, coinsurance, and out-of-pocket maximum applicable under the applicable Holdco H&W Plans for the plan year in which the Closing Date occurs. With respect to Employees who participate in a Transferor H&W Plan as of the date hereof, Transferors shall cooperate with Holdco and use reasonable best efforts to assist Holdco in establishing a corresponding Holdco H&W Plan effective as of no later than the

Closing. To the extent that any such Holdco H&W Plan is not available to provide the applicable benefits immediately following the Closing, Transferors shall cooperate with Holdco in good faith to ensure that the applicable benefits are available to Transferred Employees at Holdco’s cost, including, in the case of health benefits, by allowing such Transferred Employees to continue to participate in the applicable Transferor H&W Plan, if it is self-insured, until the end of the month in which the Closing occurs (or, in the event that the Closing occurs on or after the twentieth day of a month, until the end of the month following the month in which the Closing occurs) and Holdco shall reimburse Transferors for the full cost of such participation, including applicable administrative fees. To the extent that any current or former employees of Transferors are participating in a Holdco H&W Plan as of immediately prior to the Closing, and a Transferor H&W Plan is not available to provide the applicable benefits to such employees effective immediately following the Closing, Holdco shall cooperate with Transferors in good faith to ensure that the applicable benefits are available to such current and former employees at Transferors’ cost, including, in the case of health benefits, by allowing such current and former employees to continue to participate in the applicable Holdco H&W Plan, if it is self-insured, until the end of the month in which the Closing occurs (or, in the event that the Closing occurs on or after the twentieth day of a month, until the end of the month following the month in which the Closing occurs) and Transferors shall reimburse Holdco for the full cost of such participation, including applicable administrative fees.

(b) On and after the Closing Date, Holdco shall be responsible for, and shall indemnify and hold harmless the Transferors and their affiliates against, (i) all liabilities associated with claims incurred under the Holdco H&W Plans (including each such plan that is a Transferred Subsidiary Benefit Plan other than any plan providing retiree medical benefits) on or after the Closing Date, and (ii) all claims for medical, pharmaceutical, dental, vision, disability and other health and welfare benefits incurred by Transferred Employees on or after the Closing Date. For purposes of this Section 6.05(b)(ii), (A) a medical, pharmaceutical, dental, or vision claim is deemed to be incurred on the date the services are rendered, the supplies are provided or the prescription is actually filled, and not when the condition arose, (B) a disability claim shall be considered incurred on the date of the occurrence of the event or condition giving rise to the liability, and (C) a life insurance claim is deemed to be incurred on the date of the individual’s death.

SECTION 6.06. Credit for Service with the Transferors. Holdco and Holdco’s affiliates shall credit each Transferred Employee’s length of service with the Transferors and their respective affiliates for all purposes (including eligibility, vesting and benefit accrual (other than for purposes of any defined benefit plan) and calculating entitlement to vacation days, sick days and severance payments) to the same extent such service was recognized under the plan, program, policy or arrangement of the Transferors or any of their respective affiliates (including the severance arrangement described in Section 6.10) that most closely resembles that to be offered by Holdco or one of Holdco’s affiliates, except where such crediting would result in a duplication of benefits for the same period of service.

SECTION 6.07. COBRA and HIPAA. Effective as of the Closing, Holdco and Holdco’s affiliates shall assume all obligations, liabilities and commitments (a) with respect to Non-ARD Transferred Employees and their eligible dependents, or (b) otherwise arising under a Transferred Subsidiary Benefit Plan in respect of health insurance under the Consolidated

Omnibus Budget Reconciliation Act of 1985, as amended, the Health Insurance Portability and Accountability Act of 1996, Sections 601 et seq. and Sections 701 et seq. of ERISA, Section 4980B and Sections 9801 et seq. of the Code and applicable state or similar non-U.S. Laws.

SECTION 6.08. Workers’ Compensation. Subject to Section 5.12, effective as of the Closing, Holdco and Holdco’s affiliates shall be responsible for all workers’ compensation benefits payable to or on behalf of the Transferred Employees.

SECTION 6.09. Liabilities.

(a) Except (i) as otherwise expressly provided in this Article VI, and (ii) for obligations, liabilities and commitments that are required to transfer to Holdco or its affiliates by operation of Law in connection with the transactions contemplated by this Agreement, effective as of the Closing, the Transferors and their affiliates shall retain, and be responsible for, and shall indemnify Holdco and its affiliates against, all obligations, liabilities and commitments under, in connection with or relating to any Transferor Benefit Plan (including each Transferor Deferred Compensation Plan), regardless of whether such obligations, liabilities and commitments arise before, on or after the Closing.

(b) Except as otherwise expressly provided in this Article VI, and notwithstanding anything to the contrary in Section 1.05(b)(ii), effective as of the Closing, Holdco shall assume and be responsible for, and shall indemnify the Transferors and their affiliates against, all obligations, liabilities and commitments under, in connection with, or relating to (i) all Transferred Subsidiary Benefit Plans, and (ii) the Transferor Benefit Plans that are required to transfer to Holdco or its affiliates by operation of Law in connection with the transactions contemplated by this Agreement, in each case, regardless of whether such obligations, liabilities and commitments arise before, on or after the Closing.

(c) Holdco or one of its affiliates shall comply with all applicable Laws with respect to the Transferred Employees who are covered under a collective bargaining, works council or other similar agreement and, where required by Law as a result of the transactions contemplated by this Agreement, Holdco will assume all obligations of the Transferors and any other respective affiliates under such agreements to the extent related solely to the Transferred Employees.

(d) Nothing in this Article VI shall limit the principles set forth in Section 1.05(a)(ii) or Section 1.05(b)(iv).

SECTION 6.10. Severance Liability.

(a) If (other than for “cause” or “poor performance” or, as applicable, death or disability) the employment of a Transferred Employee is terminated by Holdco or one of Holdco’s affiliates during the Continuation Period (or, in the case of any Transferred Employee who is party to a Retention Agreement, during the period commencing on and including the date that is six (6) months following the Closing Date and ending on and including the last day of the Continuation Period), Holdco or one of Holdco’s affiliates shall pay severance benefits to such Transferred Employee equal to the greater of (i) the severance benefits that would have been provided to such Transferred Employee if such termination had occurred immediately prior to the Closing pursuant to the applicable the Transferor Benefit Plan or

Transferred Subsidiary Benefit Plan covering such Employee at such time and as described in the corresponding part of the Transferor Disclosure Letter, or (ii) the severance benefits required under applicable Law, in each case, taking into account the Transferred Employee’s prior service in accordance with Section 6.06.

(b) Effective as of the Closing, Holdco and Holdco’s affiliates shall assume and, except as provided in Section 6.16, shall indemnify and hold harmless the Transferors for, (i) all legally binding severance agreements with Transferred Employees, (ii) all obligations, liabilities and commitments for severance or other termination benefits (including claims for wrongful dismissal, notice of termination of employment, pay in lieu of notice or breach of contract) for any Employee, whether arising under any Employee Benefit Plan or applicable Law, and (iii) all compensation (including salary, wages, commissions, bonuses, incentive compensation, overtime, premium pay and shift differentials), vacation, personal days, sick pay and other paid time off, benefits and benefit claims, severance and termination pay (including any employer side Taxes or other payments related thereto), notice and benefits under all applicable Laws in each case, arising out of, relating to or in connection with any failure of Holdco to offer employment to, or to continue the employment after Closing of, any such Employee on terms and conditions expressly set forth in this Agreement.

(c) For all purposes under this Agreement, and subject to applicable Law, the parties shall cooperate to take commercially reasonable steps to reduce, to the extent possible, the likelihood that any of the parties will have to pay compensation or severance benefits to any Employee solely as a result of the transactions contemplated by this Agreement. To the extent that the Transferors (including the Transferred Subsidiaries) or Holdco and its affiliates are obligated to pay compensation or severance benefits (including all compensation (including salary, wages, commissions, bonuses, incentive compensation, overtime, premium pay and shift differentials), vacation, personal days, sick pay and other paid time off, benefits and benefit claims, severance and termination or indemnity pay (including any employer sided Taxes or other payments related thereto), notice and benefits under all applicable Laws) to any Employee under applicable Law or otherwise solely as a result of the transactions contemplated by the Agreement (including, without limitation, upon termination of a Non-ARD Employee’s employment with a Transferor within thirty (30) days following the Closing in circumstances where such Non-ARD Employee refused to accept an offer of employment delivered by Holdco or an affiliate thereof pursuant to this Agreement), Transferors shall pay such obligation to the extent that it is a statutory or contractual obligation of Transferors or their affiliates (other than the Transferred Subsidiaries) or, to the extent such obligation is a statutory or contractual obligation of a Transferred Subsidiary, the amount of such obligation shall be included in the Closing Adjustment Liabilities.

SECTION 6.11. Earned Vacation; Paid Time Off. From and after the Closing Date, subject to applicable Law, Holdco shall assume, honor and be solely responsible for paying, providing and satisfying when due all accrued vacation, personal days, sick pay and other paid time off for Transferred Employees earned but unused as of the Closing Date. In the event that the Transferors are required to retain, honor, pay or provide any of the items contemplated to be assumed, honored, paid or provided by Holdco pursuant to this Section 6.11, Holdco will indemnify and hold harmless the Transferors, through reimbursement or otherwise, for any such items so retained, honored, paid or provided by the Transferors

SECTION 6.12. Administration, Employee Communications, Cooperation. Following the date of this Agreement, the Transferors (and their affiliates) shall, and Holdco (and its affiliates) shall, reasonably cooperate and use good faith efforts in all matters reasonably necessary to effect the transactions contemplated by this Article VI, including exchanging information and data relating to compensation, employee benefits and employee benefit plan coverages (except to the extent prohibited by Law), making any and all required filings and notices, making any and all required communications with Employees and obtaining any governmental approvals required hereunder.

SECTION 6.13. Labor Consultations. Following the date of this Agreement, the Transferors and their affiliates shall, and Holdco (and its affiliates) shall, cooperate and use good faith efforts in carrying out applicable provisions of information to, or consultations, discussions or negotiations with, relevant unions, works councils or other employee representative groups.

SECTION 6.14. WARN Act. Holdco and Holdco’s affiliates agree to provide any required notice under the Worker Adjustment and Retraining Notification Act of 1988, as amended (the “WARN Act”), and any similar Law, and to otherwise comply with the WARN Act and any such other similar Law with respect to any “plant closing” or “mass layoff” (as defined in the WARN Act) or group termination or similar event affecting Employees (including as a result of the consummation of transactions contemplated by this Agreement) and occurring after the Closing. If Holdco determines that there will be an “employment loss” (as defined under the WARN Act) impacting Transferred Employees within the ninety (90)-day period following the Closing Date, Holdco shall notify the Transferors of the location of the “employment loss” and Transferors shall thereafter provide to Holdco information regarding any “employment losses” at such location (including the single employment site within the meaning of the WARN Act), as reasonably determined by the Transferors, that occurred during the ninety (90)- day period prior to the Closing. If the Transferors determines that there will be an “employment loss” (as defined under the WARN Act) impacting its employees within the ninety (90)-day period following the Closing Date, the Transferors shall notify Holdco of the location of the “employment loss” and Holdco shall thereafter provide to the Transferors information regarding any “employment losses” at such location (including the single employment site within the meaning of the WARN Act), as reasonably determined by Holdco, that occurred or are expected to occur during the ninety (90)- day period prior to the Closing.

SECTION 6.15. Flexible Spending Accounts. Effective as of the Closing, Holdco or one of Holdco’s affiliates shall maintain or cause to be maintained a U.S. tax qualified flexible spending account plan (“Holdco FSA”) that allows each Transferred Employee who has elected to participate in a U.S. tax qualified flexible spending account plan maintained by any Transferor or any of its affiliates (“Transferor FSA”) to be eligible to participate in the Holdco FSA at a level of coverage that is no less generous than the level of coverage provided under Transferor FSA. Each Transferred Employee shall be treated as if his participation in Holdco FSA had been continuous from the beginning of the plan year under Transferor FSA in which the Closing occurs and each existing salary reduction election shall be taken into account for the remainder of the plan year under Holdco FSA in which the Closing occurs, as if made under Holdco FSA. Holdco FSA shall provide reimbursement for medical care expenses incurred by Transferred Employees at any time during the plan year under Transferor FSA in which the Closing occurs (including claims incurred before the Closing), up to the amount of such Transferred Employees’

elections and reduced by amounts previously reimbursed by Transferor FSA. With respect to Transferred Employees (other than Non-ARD Transferred Subsidiary Employees), this Section 6.15 shall be interpreted and administered in a manner consistent with Rev. Rul. 2002-32, 2002-1 C.B. 1069 (June 6, 2002).

SECTION 6.16.Retention Agreements. In connection with the transactions contemplated by this Agreement, the Transferors have or will enter into retention letters with certain Employees (the “Retention Agreements”), which Retention Agreements, as of the date hereof, are set forth in the corresponding part of the Transferor Disclosure Letter. Holdco shall expressly assume all Retention Agreements with Transferred Employees (other than any Retention Agreement to which a Transferred Subsidiary is a direct party) effective as of the Closing and shall make all payments required to be made thereunder following the Closing; provided that the Transferors shall retain liability for the payments set forth in the corresponding part of the Transferor Disclosure Letter (the “Retained Payments”). Holdco shall assist the Transferors and their respective affiliates by making the Retained Payments to the applicable Transferred Employees; provided that the Transferors (a) shall notify Holdco in advance of when such Retained Payments are required to be made (other than in circumstances in which such payments are due as a result of termination of employment), and (b) shall transfer to Holdco the amount of the Retained Payments (as well as any Payroll Taxes related thereto), and Holdco or one of its affiliates shall pay such amounts on the same day of receipt thereof from the Transferors or their affiliates to the applicable Transferred Employees. Holdco shall promptly notify the Transferors of the termination of employment of any Transferred Employee to whom a Retained Payment relates and the circumstances of such termination of employment.

SECTION 6.17. Release. To the extent commercially feasible under any applicable Employee Benefit Plan and applicable Law, Holdco shall condition any payments of severance to any Transferred Employee within the two (2)-year period following the Closing on receipt from such Transferred Employee of an executed release of claims against both Holdco and Parent (and their respective affiliates), subject to customary exceptions and limitations. Without limiting the generality of the preceding sentence, Holdco shall ensure that any payments of severance under any Retention Agreement are not made until the Transferred Employee has delivered an executed release of claims against both Holdco and Parent (and their respective affiliates) in a form agreed by Parent and Holdco prior to the Closing.

SECTION 6.18. Non-U.S. Employees. For any Non-ARD Transferred Employees who are principally based outside the United States, the relevant provisions of Section 6.01-Section 6.17 shall apply to such employees to the maximum extent permitted by applicable Law.

SECTION 6.19. ARD Employees.

(a) Definitions. For purposes of this Section 6.19, the following terms shall have the meanings given.

“ARD Asset Employee” means an ARD Employee who is not an ARD Transferred Subsidiary Employee.

“ARD Employee” means an Employee who immediately before the Closing is employed in a jurisdiction in which the ARD is applicable.

“ARD Transferred Employee” means each Employee who is an (i) ARD Transferred Subsidiary Employee (as defined in Section 6.19(a)); (ii) ARD Automatic Transferred Employee (as defined in Section 6.19(c)); or (iii) ARD Non-Automatic Transferred Employee (as defined in Section 6.19(d)).

“ARD Transferred Subsidiary Employee” means an ARD Employee who immediately before the Closing is employed by a Transferred Subsidiary.

“Employment Liability” and “Employment Liabilities” includes any award, compensation, damages, fine, loss, order, penalty or payment made by way of settlement and costs and expenses reasonably incurred in connection with a claim or investigation (including any investigation by any enforcement, regulatory or supervisory body) and of implementing any requirements which may arise from any such investigation, legal costs and expenses being assessed on an indemnity basis.

“Employment Obligations” means any and all information and consultation obligations applicable in the jurisdictions in which the ARD Employees are employed immediately before Closing.

(b) The employment of each ARD Transferred Subsidiary Employee shall not terminate upon Closing, but shall continue with the applicable Transferred Subsidiary on the ARD Transferred Subsidiary Employee’s terms and conditions that apply immediately before the Closing to the extent required by applicable Law.

(c) The Transferors and Holdco acknowledge and agree that the ARD will have effect in the applicable jurisdictions after the Closing. Accordingly, from the Closing, Holdco, or one of its affiliates, shall employ any ARD Asset Employee whose employment transfers automatically by operation of Law, initially on his or her existing terms that exist immediately before the Closing (excluding participation in any defined benefit pension plan or any Transferor Benefit Plan where permitted under applicable Law), unless such individual objects to the transfer in such a way as to prevent the transfer of his or her employment by operation of Law (if such a right exists under the Laws of the relevant jurisdiction); it being understood that, subject to applicable Law and the terms of any applicable Transferred Subsidiary Benefit Plan or Labor Agreement, and except as otherwise expressly provided in this Article VI, all aspects of employment terms may be modified by Holdco and its affiliates (including the Transferred Subsidiaries) at any time after Closing subject to applicable Law. Each ARD Asset Employee whose employment automatically transfers to Holdco, or one of its affiliates, on the Closing by operation of Law pursuant to the ARD (and who does not object to the transfer) shall be referred to herein as an “ARD Automatic Transferred Employee”. Transferors shall indemnify Holdco against any Employment Liability arising out of or in connection with any ARD Employee objecting to the transfer of his or her employment under the ARD unless such Employment Liability arises out of Holdco’s failure to comply in all respects with its obligations under this Section 6.19, including its obligation to provide offers of employment in accordance with Section 6.19(d).

(d) (i) Not later than thirty (30) days prior to the Closing or, if later, as soon as reasonably practicable after notice is provided to Holdco that such individual is an ARD Asset Employee (or such greater period required by applicable Law), Holdco, or one of its affiliates (which may be a Transferred Subsidiary), shall offer employment to each ARD Asset Employee who (A) does not automatically transfer by operation of Law to Holdco, or one of its affiliates, or (B) objects to the automatic transfer of his or her employment in accordance with Section 6.19(c) above, to take effect on the Closing, in each case, in a position that initially is comparable to such ARD Asset Employee’s position immediately prior to the Closing (including level of responsibility, compensation, authority and geographic location) on the terms set forth in this Article VI; it being understood that, subject to applicable Law and the terms of any applicable Transferred Subsidiary Benefit Plan or Labor Agreement, and except as otherwise expressly provided in this Article VI, all aspects of such position may be modified by Holdco and its affiliates (including the Transferred Subsidiaries) at any time after Closing subject to applicable Law. The ARD Asset Employees who do not automatically transfer to Holdco, or one of its affiliates, and who accept the offer of employment with Holdco or one of Holdco’s affiliates shall be referred to as “ARD Non-Automatic Transferred Employees.”

(ii) If, having been made, such offer is not accepted, the relevant Transferor shall terminate the ARD Asset Employee’s employment on the Closing. Transferors shall indemnify Holdco and its affiliates against any Employment Liabilities which arise out of such termination (including but not limited to all redundancy and termination costs and any costs connected to collective redundancy consultation obligations) and against any amount payable to or in respect of that ARD Asset Employee in respect of his or her employment following the Closing unless such initial Employment Liability arises out of Holdco’s failure to comply in all respects with its obligations under this Section 6.19, including its obligation to provide offers of employment in accordance with Section 6.19(d). Holdco, or one of its affiliates, shall carry out all actions necessary under applicable Law to effect the transfer of employment to it of each ARD Asset Employee who accepts the offer of employment made to him or her.

(iii) Parent shall take all actions reasonably necessary to assist Holdco in making the offers contemplated by this Section (including commercially reasonable efforts to encourage Employees to accept such offers, which for the avoidance of doubt shall not require the payment of additional compensation). Holdco shall keep Parent reasonably informed of all offers and acceptances referred to above on a timely basis.

(iv) Nothing herein shall be construed as a representation or guarantee by any Transferor or any of its respective affiliates that some or all of the ARD Non-Automatic Transferred Employees will accept the offer of employment from Holdco or one of Holdco’s affiliates or will continue in employment with Holdco or one of Holdco’s affiliates following the Closing.

(e) During the Continuation Period, Holdco and its affiliates shall provide each ARD Transferred Employee with pension and other retirement benefits (or their equivalent value) that are not less favorable in the aggregate than those provided to such ARD Transferred Employee immediately prior to the Closing.

(f) For the avoidance of doubt, Section 6.09 shall apply with respect to ARD Employees.

(g) Holdco and the Transferors shall, and shall cause their affiliates to, reasonably cooperate in good faith to timely satisfy the Employment Obligations with relevant trade unions, works councils, staff associations or other employee representative groups in respect of the ARD Transferred Employees. Holdco, or one its affiliates, shall indemnify the Transferors against any Employment Liability which arises out of a failure or alleged failure to comply with Employment Obligations where that failure or alleged failure is as a result of an act or omission of Holdco or one of its affiliates. The Transferors shall indemnify Holdco and its affiliates against any Employment Liability which arises out of a failure or alleged failure to comply with Employment Obligations where that failure or alleged failure is as a result of an act or omission of the Transferors or one of their affiliates.

SECTION 6.20. No Third-Party Rights. The provisions of this Article VI are for the sole benefit of the parties hereto and nothing herein, express or implied, is intended or shall be construed to confer upon or give to any person (including any Employee), other than the parties to this Agreement and their respective successors and permitted assigns, any legal or equitable or other rights or remedies under or by reason of any provision of this Article VI. Nothing contained herein, express or implied: (a) shall be construed to establish, amend, or modify any benefit plan, program, agreement or arrangement (including any Employee Benefit Plan); (b) shall alter or limit Holdco’s or any Transferred Subsidiary’s ability to amend, modify or terminate any benefit plan, program, agreement or arrangement (including any Transferred Subsidiary Benefit Plan); or (c) is intended to confer upon any Employee any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment.

ARTICLE VII

CONDITIONS TO CLOSING

SECTION 7.01. Conditions to Each Party’s Obligation. The obligations of Holdco and the Transferors to consummate the Closing are subject to the satisfaction (or waiver by Holdco and Parent) at or prior to the Closing of the following conditions:

(a) Governmental Approvals. (i) Any waiting period under the HSR Act shall have expired or been terminated, (ii) all waiting periods (and extensions thereof) under any Antitrust Laws in the countries set forth in the corresponding part of the Transferor Disclosure Letter that are required to be terminated or expired prior to the Closing shall have terminated or expired, (iii) all approvals required under any Antitrust Laws in the countries set forth in the corresponding part of the Transferor Disclosure Letter required to be obtained prior to the Closing shall have been obtained and (iv) all consents, notices, non-objections, registrations and approvals set forth on the corresponding part of the Transferor Disclosure Letter and all other consents, notices, non-objections, registrations and approvals, the failure of which to obtain would reasonably be expected to have a material adverse effect on the Business, shall have been obtained or made (each such consent, notice, non-objection, registration or approval, a “Required Regulatory Approval”) and there shall not be any action taken, or any Law enacted, entered, enforced or deemed applicable to the transactions contemplated by this Agreement, by any Governmental Entity, in connection with any grant of any Required Regulatory Approval or otherwise, which imposes any Burdensome Condition, nor shall any Governmental Entity with jurisdiction over Holdco or any of the Equity Investors have taken action that would be reasonably likely to result in the imposition of a restriction or requirement in the future, in connection with or as a result of the transactions contemplated by this Agreement, which imposition would constitute a Burdensome Condition.

(b) No Injunctions or Restraints. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated or enforced any Law or preliminary or permanent Judgment which is in effect and which prohibits, enjoins or otherwise restrains the purchase of the Transferred Assets, the assumption of the Assumed Liabilities or the consummation of the other transactions contemplated by this Agreement.

SECTION 7.02. Conditions to Obligation of Holdco. The obligation of Holdco to consummate the Closing is subject to the satisfaction (or waiver by Holdco) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Transferors set forth in the first sentence of Section 3.01 (Organization and Standing), Section 3.02 (Authority; Execution and Delivery; Enforceability), Section 3.03(b)(i) (Non-Contravention), Section 3.04(a) (Capitalization of the Transferred Subsidiaries) and Section 3.15 (Sufficiency of Assets) shall be true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date with the same effect as though made as of the Closing Date (except, in each case, to the extent that such representation and warranty speaks only as of a particular date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date), (ii) the representation and warranty set forth in Section 3.06(b) shall be true and correct in all respects as of the Closing Date with the same effect as though made as of the Closing Date, and (iii) the other representations and warranties of the Transferors set forth in Article III shall be true and correct (without giving effect to any “materiality” or “Material Adverse Effect” qualifiers contained therein) as of the Closing Date with the same effect as though made as of the Closing Date (except, in each case, to the extent that such representation and warranty speaks only as of a particular date, in which case such representation and warranty shall be true and correct as of such date), except where the failure of any of such representations and warranties of the Transferors as described in this clause (iii) to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(b) Performance of Obligations of the Transferors. The Transferors shall have performed or complied with or caused to be performed or complied with, in all material respects, the obligations and covenants required by this Agreement to be performed or complied with by them by the time of the Closing.

(c) Certificate. Holdco shall have received a certificate signed by an authorized officer of Parent as to the satisfaction of the conditions set forth in Section 7.02(a) and Section 7.02(b).

SECTION 7.03. Conditions to Obligation of the Transferors. The obligation of the Transferors to consummate the Closing is subject to the satisfaction (or waiver by Parent) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Holdco set forth in the first sentence of Section 4.01 (Organization), Section 4.02 (Authority; Execution and Delivery; Enforceability), Section 4.03(b)(i) (Non-Contravention) and Section 4.04 (Capitalization of Holdco) shall be true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date with the same effect as though made as of the Closing Date (except, in each case, to the extent that such representation and warranty speaks only as of a particular date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date) and (ii) the other representations and warranties of Holdco set forth in this Agreement shall be true and correct (without giving effect to any “materiality” or “Holdco Material Adverse Effect” qualifiers contained therein) on the date hereof and as of the Closing Date (except, in each case, to the extent that such representation and warranty speaks only as of a particular date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of any of such representations and warranties of Holdco as described in this clause (ii) to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a Holdco Material Adverse Effect.

(b) Performance of Obligations of Holdco. Holdco shall have performed or complied with or caused to be performed or complied with, in all material respects, the obligations and covenants required by this Agreement to be performed or complied with by Holdco by the time of the Closing.

(c) Certificate. Parent shall have received a certificate signed by an authorized officer of Holdco as to the satisfaction of the conditions set forth in Section 7.03(a) and Section 7.03(b).

ARTICLE VIII

TERMINATION

SECTION 8.01. Termination. This Agreement may be terminated and the transactions contemplated by this Agreement and the Ancillary Agreements may be abandoned at any time prior to the Closing:

(a) by mutual written consent of Parent and Holdco; or

(b) by either Parent or Holdco:

(i) in the event that the condition set forth in Section 7.01(b) is unsatisfied and the applicable Judgment or Law that is the cause of such condition not being satisfied shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 8.01(b)(i) shall only be available to a party that has fulfilled its obligations under Section 5.04 prior to exercising its right to terminate hereunder; or

(ii) if the Closing shall not have occurred on or prior to January 30, 2019 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 8.01(b)(ii) shall not be available to Parent if there has been a failure of the condition to Closing set forth in Section 7.02(a), Section 7.02(b) or Section 7.02(c) or to Holdco if there has been a failure of the condition to Closing set forth in Section 7.03(a), Section 7.03(b) or Section 7.03(c) to be satisfied; or

(c) by Holdco if the Transferors shall have breached or failed to perform any of their respective representations, warranties, covenants or agreements contained in this Agreement, (i) which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.01 or 7.02 and (ii) the breach or failure giving rise to such failure of condition cannot be cured by the Transferors by the End Date, or if capable of being cured, shall not have been cured by the earlier of (A) the 45th day following receipt by Parent of written notice of such material breach or failure to perform from Holdco stating Holdco’s intention to terminate this Agreement pursuant to this Section 8.01(c) and the basis for such termination and (B) the End Date; provided, however, that Holdco shall not have the right to terminate this Agreement pursuant to this Section 8.01(c) if Holdco is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Sections 7.01 or 7.03 not being satisfied; or

(d) by Parent if Holdco shall have breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, (i) which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.01 or 7.03 and (ii) the breach or failure giving rise to such failure of condition cannot be cured by Holdco by the End Date, or if capable of being cured, shall not have been cured by the earlier of (A) the 45th day following receipt by Holdco of written notice of such material breach or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 8.01(d) and the basis for such termination and (B) the End Date; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.01(d) if any of the Transferors are then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Sections 7.01 or 7.02 not being satisfied; or

(e) by Parent if (i) all of the conditions set forth in Sections 7.01 and 7.02 have been satisfied (other than any condition which by its nature is to be satisfied at the Closing and which was, as of the date the Closing should have occurred pursuant to Section 2.02(a) (including the Marketing Period having been completed), capable of being satisfied), (ii) Holdco has failed to consummate the transactions contemplated by this Agreement by the date the Closing should have occurred pursuant to Section 2.02(a), (iii) Parent has confirmed by notice to Holdco that all conditions set forth in Section 7.03 have been satisfied or that it is willing to waive any unsatisfied conditions in Section 7.03, (iv) Parent and the Transferors stood ready, willing and able to consummate the transactions contemplated by this Agreement during the entirety of the three (3) Business Day period after the delivery of the notice contemplated by clause (iii) and (v) Holdco fails to consummate the transactions contemplated by this Agreement within such three Business Day period after delivery of such notice.

SECTION 8.02. Effect of Termination.

(a) In the event of termination by Parent or Holdco in accordance with Section 8.01, written notice thereof shall forthwith be given to the other party, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and of no further force and effect (other than the provisions of Section 5.03 (Confidentiality), Section 5.05 (Publicity), the expense reimbursement and indemnification the first sentence of Section 5.11(c) (Financing), this Section 8.02 (Effect of Termination), Section 8.03 (Reverse Termination Fee) and Article XI, all of which shall survive termination of this Agreement), and there shall be no liability on the part of Holdco or the Transferors or their respective affiliates or Representatives, except as liability may exist pursuant to the Sections specified in this Section 8.02 that survive such termination, including that no such termination shall relieve any party from any liability to pay the fees, expenses and other amounts set forth in the first sentence of Section 5.11(c) (Financing) and Section 8.03 and any liability arising out of a Willful Breach (subject to and except as expressly provided in Section 8.03).

(b) If the transactions contemplated by this Agreement are terminated as provided herein, (i) Holdco shall, and shall cause each of its Representatives to, return to the Transferors all documents and other material received from the Transferors or any of their respective affiliates relating to the transactions contemplated by this Agreement, whether so obtained before or after the execution hereof in accordance with the terms of the Confidentiality Agreement; and (ii) all information received by Holdco or its Representatives with respect to the businesses of the Transferors and their respective affiliates (including the Business) shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect in accordance with its terms notwithstanding the termination of this Agreement.

SECTION 8.03. Reverse Termination Fee.

(a) In the event that (i) Parent terminates this Agreement (A) pursuant to Section 8.01(d) as a result of a breach by Holdco of a covenant or agreement set forth in this Agreement and such breach by Holdco was the primary cause of the failure of the Closing to occur or (B) pursuant to Section 8.01(e), or (ii) either Parent or Holdco terminates this Agreement pursuant to Section 8.01(b) as a result of the occurrence of an event set forth on the corresponding section of the Transferor Disclosure Letter, Holdco shall pay, or cause to be paid, to Parent (or one or more affiliates designated by Parent) an amount equal to $350,000,000 in cash by wire transfer of same-day funds (the “Reverse Termination Fee”) within three Business Days following such termination.

(b) The Transferors, on the one hand, and Holdco, on the other hand, acknowledge and agree that the agreements contained in this Section 8.03 are an integral part of the transactions contemplated by this Agreement, that the Reverse Termination Fee represents liquidated damages in a reasonable amount and not a penalty and that, without these agreements, neither any Transferor nor Holdco would have entered into this Agreement. If Holdco fails to pay the Reverse Termination Fee when due and the Reverse Termination Fee is subsequently paid or subsequently adjudicated by final determination of a court of competent jurisdiction to be due and payable, Holdco shall pay the Transferors’ and their respective affiliates’ out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) in connection with seeking such payment (the “Transferors’ Collection Fees and Expenses”). In no event shall Holdco be required to pay the Reverse Termination Fee on more than one occasion. In the event that the Reverse Termination Fee is payable pursuant to Section 8.03(a), the receipt of the Reverse Termination Fee shall be the sole and exclusive remedy for Parent and the other Transferors or their respective former, current or future general or limited partners, parents, subsidiaries, divisions, affiliates, predecessors, successors and assigns, and their present and former directors, officers, shareholders, equityholders, members, employees, agents, attorneys, representatives, successors, beneficiaries, heirs and assigns (the “Transferor Related Parties”) against Holdco, the Lender Related Parties, the Equity Investors and any of their respective former, current or future direct or indirect general or limited partners, stockholders, equityholders, managers, members, directors, officers, affiliates, employees, agents, attorneys or other representatives, successors, beneficiaries, heirs and assigns, or any former, current or future direct or indirect general or limited partners, stockholders, equityholders, managers, members, directors, officers, affiliates, employees, agents, attorneys or other representatives, successors, beneficiaries, heirs and assigns of any of the foregoing (the “Holdco Related Parties”) relating to, arising out of or in connection with this Agreement, the Financing, the Equity Commitment Letter or the Limited Guarantee, any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination (including in the event of Willful Breach) or in respect of any other document or theory of Law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at Law or equity in contract, in tort or otherwise, and no Transferor Related Party or any other person shall be entitled to bring or maintain any claim, action or proceeding against the Holdco Related Parties relating to, arising out of or in connection with this Agreement, the Financing, the Equity Commitment Letter or the Limited Guarantee, any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination (including in the event of Willful Breach) or in respect of any other document or theory of Law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at Law or equity in contract, in tort or otherwise.

(c) Notwithstanding anything to the contrary contained in this Agreement, if Holdco breaches this Agreement (whether such breach is knowing, deliberate, willful, unintentional, a Willful Breach or otherwise) or fails to perform hereunder (whether such failure is knowing, deliberate, willful, unintentional, a Willful Breach or otherwise), then, except for specific performance to the extent permitted by Section 11.14, the sole and exclusive remedy (whether at Law, in equity, in contract, in tort or otherwise) against Holdco or any related Holdco Related Party for any breach, loss or failure to perform, which recourse shall be sought solely against Holdco to the extent provided herein and subject to the limitations set forth herein and/or the Guarantors under the Limited Guarantee, will be (i) if applicable, for Parent to terminate this Agreement in accordance with this Agreement under the circumstances in which the Reverse Termination Fee is payable pursuant to Section 8.03(a) and for Parent to receive the Reverse Termination Fee plus Transferors’ Collection Fees and Expenses (if any) from Holdco (or the Guarantors under the Limited Guarantee, to the extent provided therein and subject to the limitations set forth therein) or (ii) for Parent to terminate this Agreement otherwise and seek to recover monetary damages from Holdco for Willful Breach; provided that (A) in no event (even in the case of Willful Breach) shall Holdco be subject to monetary damages in excess of the amount of the Reverse Termination Fee and the Transferors’ Collection Fees and Expenses in the

aggregate (and, for the avoidance of doubt, shall not also be subject to payment of the Reverse Termination Fee and additional monetary damages (other than the Transferors’ Collection Fees and Expenses)), and (B) except as provided in the immediately foregoing clause (A) and Section 8.03(a), none of the Holdco Related Parties will have any liability to any Person, including the Transferor Related Parties, relating to, arising out of or in connection with this Agreement, the Equity Commitment Letter or the Limited Guarantee, any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination (including in the event of Willful Breach) or in respect of any other document or theory of Law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at Law or equity in contract, in tort or otherwise. For the avoidance of doubt, none of the Holdco Related Parties (other than Holdco to the extent set forth in this Agreement and the Guarantor solely to the extent set forth in the Limited Guarantee) will have any liability to any person, including any Transferor Related Party, relating to, arising out of or in connection with this Agreement, the Equity Commitment Letter or the Limited Guarantee, any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination (including in the event of Willful Breach) or in respect of any other document or theory of Law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at Law or equity in contract, in tort or otherwise. Notwithstanding the foregoing, the foregoing provisions of this Section 8.03(c) shall not limit the right of the parties to specific performance of this Agreement pursuant to Section 11.14 prior to the termination of this Agreement in accordance with its terms; provided that notwithstanding anything to the contrary in this Agreement, in no event will Parent be entitled to be awarded both (x) the payment of any monetary damages (including the Reverse Termination Fee) and (y) specific performance of this Agreement.

ARTICLE IX

INDEMNIFICATION; SURVIVAL

SECTION 9.01. Indemnification by Transferors. Subject to the limitations set forth in this Article IX, from and after the Closing, except with respect to indemnification for Taxes (which shall be governed exclusively by Article X), Parent (on behalf of the applicable Transferors) shall indemnify Holdco, its affiliates (including, following the Closing, the Transferred Subsidiaries), the Equity Investors and their respective Representatives, successors and assigns (the “Holdco Indemnitees”) from and against any and all losses, damages, settlement payments, liabilities, awards, judgments, fines or expenses, including reasonable third-party legal fees and expenses in connection with any Proceeding (collectively, “Losses”), to the extent arising or resulting from the following:

(a) any breach by the Transferors of, or failure by the Transferors to perform, any of its covenants or obligations contained in this Agreement that are required to be performed at or prior to the Closing;

(b) the failure of any Transferor to pay, perform or otherwise discharge when due and payable any Retained Liability (other than any Retained Asset Taxes) or other liability (other than an Assumed Liability) of any Transferor;

(c) any breach of any covenant or agreement under this Agreement to be performed by Parent or the Transferors from and after the Closing;

(d) any Parent Transaction Expenses (other than any Parent Transaction Expense included in the calculation of Estimated Closing Liabilities or Closing Adjustment Liabilities);

(e) any fines, penalties or fees (including costs and expenses) of Holdco and its subsidiaries following the Closing arising out of the Pre-Closing Restructuring, but for the avoidance of doubt, excluding any costs and expenses subject to any of the provisos of Section 11.03.

SECTION 9.02. Indemnification by Holdco. Subject to the limitations set forth in this Article IX, from and after the Closing, except with respect to indemnification for Taxes (which shall be governed exclusively by Article X), Holdco shall indemnify Parent (for the benefit of the applicable Transferors), its affiliates and each of their respective officers, directors, employees, stockholders, agents and other Representatives, successors and assigns (the “Parent Indemnitees”) from and against any and all Losses, to the extent arising or resulting from any of the following:

(a) any breach by Holdco of, or failure by Holdco to perform, any of its covenants or obligations contained in this Agreement that are required to be performed at or prior to the Closing;

(b) the failure of Holdco or any of its subsidiaries to pay, perform or otherwise discharge when due and payable any Assumed Liability or any liability of a Transferred Subsidiary (other than a Retained Liability);

(c) any liability arising out of any Transferred Asset, Transferred Subsidiary or the conduct of the Business, whether arising before, on or after the Closing, other than any Retained Liability or liabilities for which the Transferors have an express indemnification obligation under Section 9.01 or Section 10.02(a); and

(d) any breach of any covenant or agreement under this Agreement to be performed by Holdco or its affiliates from and after the Closing.

SECTION 9.03. Indemnification Procedures.

(a) Third-Party Claims. If any party (the “Indemnified Party”) receives written notice of the commencement of any Proceeding or the assertion of any claim by a third party or the imposition of any penalty or assessment for which indemnity may be sought under Section 9.01 or Section 9.02 (a “Third-Party Claim”), and such Indemnified Party intends to seek indemnity pursuant to this Article IX, the Indemnified Party shall promptly (but no later than thirty (30) days of receiving such notice) provide the other party (the “Indemnifying Party”) with written notice of such Third-Party Claim, stating the nature, basis, the amount thereof (to the extent known or estimated, which amount shall not be conclusive of the final amount of such Third-Party Claim), the method of computation thereof (to the extent known or estimated), any other remedy sought thereunder, any relevant time constraints relating thereto, and, to the extent practicable, any other material details pertaining thereto, along with copies of the relevant documents evidencing such Third-Party Claim and the basis for indemnification sought. Failure of the Indemnified Party to give such notice on a timely basis will not relieve the Indemnifying Party from its indemnification obligations hereunder, except to the extent that the Indemnifying Party is actually and materially prejudiced thereby. The Indemnifying Party will have 15 days from receipt of any such notice of a Third-Party Claim to give notice to the Indemnified Party whether it will assume and control the defense, appeal or settlement proceedings thereof with counsel of the Indemnifying Party’s choice. So long as the Indemnifying Party has assumed the defense, appeal or settlement proceedings of the Third-Party Claim in accordance herewith, (i) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in (but not control) the defense, appeal or settlement proceedings of the Third-Party Claim; provided that if the Indemnifying Party assumes control of such defense and the Indemnified Party has been advised by counsel in writing that the Indemnifying Party and the Indemnified Party have an actual or potential conflict or because the Indemnified Party may have one or more defenses or counterclaims available to it that are inconsistent with or additional to one or more of those that may be available to the Indemnifying Party with respect to such action, suit, proceeding or claim, the reasonable fees and expenses of counsel to the Indemnified Party solely in connection with such action, suit, proceeding or claim shall be considered “Losses” for purposes of this Agreement; provided, however, that in no event shall the Indemnifying Party be responsible for the fees and expenses of more than one counsel per jurisdiction for all Indemnified Parties (it being understood that in the case of claims regarding jurisdictions other than the United States of America, the Indemnified Party shall be permitted to engage both United States counsel and one counsel in each relevant foreign jurisdiction), (ii) the Indemnified Party will not admit any liability or consent to the entry of any judgment or enter into any settlement agreement, compromise or discharge with respect to the Third-Party Claim without the prior written consent of the Indemnifying Party and (iii) the Indemnifying Party will not admit to any wrongdoing by the Indemnified Party. The Indemnifying Party shall have the right to settle any Third-Party Claim for which it obtains a full release of the Indemnified Party with respect to such Third-Party Claim or to which settlement the Indemnified Party consents in writing. The parties will act in good faith in responding to, defending against, settling or otherwise dealing with Third-Party Claims. The parties will also cooperate in any such defense, appeal or settlement proceedings, and give each other reasonable access to all information relevant thereto. Whether or not the Indemnifying Party has assumed the defense, appeal or settlement proceedings with respect to a Third-Party Claim, such Indemnifying Party will not be obligated to indemnify the Indemnified Party hereunder for any settlement entered into or any judgment that was consented to without the Indemnifying Party’s prior written consent. Parent may designate the Transferor that will make any indemnity payment to an Indemnified Party pursuant to this Agreement; provided that Parent remains liable for such indemnity payment by such Transferor.

(b) Other Claims. An Indemnified Party shall give the Indemnifying Party written notice of any matter that an Indemnified Party has determined has given or could give rise to a right of indemnification under this Agreement, within thirty (30) days of such determination, stating the amount of the Loss, if known, and the method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises. Failure of the Indemnified Party to give such notice on a timely basis will not relieve the Indemnifying Party from its indemnification obligations hereunder, except to the extent that the Indemnifying Party is actually and materially prejudiced thereby.

SECTION 9.04. Limitations on Indemnification. Notwithstanding anything to the contrary contained in this Agreement, (i) no party shall be deemed to have suffered a Loss or be entitled to indemnification under this Agreement with respect to any item to the extent such party was actually compensated therefor by an increase in the amount otherwise payable or a reduction in the amount otherwise payable pursuant to Section 2.06 or Section 2.07; (ii) no party shall have any liability for an otherwise indemnifiable Loss under this Agreement that is contingent unless and until such contingent Loss becomes an actual Loss of the Indemnified Party and is due and payable, so long as the claim for such Loss was timely submitted pursuant to the provisions of this Article IX or Article X; and (iii) no party shall be entitled to duplicative indemnification with respect to the same Loss under any provision of this Agreement, including under Article IX and Article X.

SECTION 9.05. Calculation of Indemnity Payments.

(a) The amount of any Loss for which indemnification is provided under this Article IX or Article X shall be net of any amounts actually recovered by the Indemnified Party (including under insurance policies) with respect to such Loss, less the out-of-pocket expenses and Taxes incurred in connection with such recoveries.

(b) If an Indemnified Party recovers an amount from a third party in respect of Losses that are the subject of indemnification hereunder after all or a portion of such Losses have been paid by an Indemnifying Party pursuant to this Article IX, then the Indemnified Party shall promptly remit to the Indemnifying Party the excess (if any) of (A) (i) the amount paid by the Indemnifying Party in respect of such Losses plus (ii) the amount received by the Indemnified Party in respect thereof, less the out-of-pocket expenses and Taxes incurred in connection with, and the cost of any premium increases as a result of, such recoveries, over (B) the full amount of the Losses.

(c) Each party shall, and shall cause its respective affiliates to, take commercially reasonable steps to mitigate any Loss indemnifiable hereunder upon and after becoming aware of any event that could reasonably be expected to give rise to any Loss. No party shall be entitled to any payment, adjustment or indemnification more than once with respect to the same Loss.

SECTION 9.06. Exclusive Remedy. From and after the Closing, Holdco’s and the Transferor’s sole and exclusive remedy with respect to any and all claims relating to this Agreement (other than with respect to matters for which the remedy of specific performance, injunctive relief or other nonmonetary equitable remedies are available, in the case of fraud and the matters that are the subject of Section 2.06 and Section 2.07), the Business, the Transferred Assets, the Assumed Liabilities or the transactions contemplated by this Agreement shall be pursuant to the indemnification provisions set forth in this Article IX or Article X. In furtherance of the foregoing, each of Holdco and the Transferors hereby waives, from and after the Closing, any and all rights, claims and causes of action arising out of this Agreement, whether based on warranty, in contract, in tort (including negligence or strict liability) or otherwise, that Holdco or any other Holdco Indemnitee, may have against any Transferor or any of its affiliates, on the one hand, or any Transferor or Parent Indemnitee may have against Holdco or any of its affiliates, arising under or based upon any Law or Ancillary Agreement, except pursuant to the indemnification provisions set forth in this Article IX or Article X.

Notwithstanding anything to the contrary contained in this Agreement, no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of Holdco, on the one hand, or the Transferors, on the other hand, after the consummation of the transactions contemplated by this Agreement to rescind this Agreement or any of the transactions contemplated hereby. Notwithstanding anything to the contrary contained in this Agreement, including the provisions of this Article IX, nothing in this Agreement shall limit the remedies for or the liability of any person or its affiliates for actual fraud with respect to this Agreement.

SECTION 9.07. Survival. The representations and warranties contained in this Agreement shall not survive the Closing; provided that the representations and warranties of Parent set forth in Section 3.11 and the representations and warranties of Holdco set forth in Section 4.11 shall survive until the date that is the fourth anniversary of the Closing Date; provided, further, that the representations and warranties set forth in Section 3.11, to the extent relating to the U.K. income Taxes shall survive until the date that is the fourth anniversary of the due date of the U.K. income Tax Return of the U.K. Transferred Subsidiaries for the taxable year that includes the Closing Date. The covenants or other agreements contained in this Agreement that are to be performed prior to the Closing shall survive the Closing for a period of one year following the Closing Date, and all other covenants or agreements contained in this Agreement shall survive the Closing until the expiration of the term of the undertaking set forth in such agreements and covenants. After the Closing, no party shall have any liability or obligation of any nature with respect to any representation, warranty or covenant after the termination of the survival period thereof unless a notice of a breach thereof giving rise to a right of indemnity shall have been given to the party against whom such indemnity may be sought prior to such time, in which case such representation, warranty or covenant shall survive until such claim is finally resolved.

SECTION 9.08. Indemnity Obligations. Notwithstanding anything herein to the contrary, (a) any indemnification obligation of Parent and/or the Transferors pursuant to this Agreement (including this Article IX and Article X) in respect of any Loss, Tax, Retained Liability or otherwise is the obligation of the Transferor (or Transferors) that transferred the Transferred Assets or Assumed Liabilities or retained the Excluded Assets or Retained Liabilities to which (and to the extent) such Loss, Tax, Retained Liability or other item relates and (b) any entitlement to indemnification by Parent and/or the Transferors pursuant to this Agreement (including this Article IX and Article X) in respect of any Loss, Tax, liability or otherwise is for the benefit of the Transferor (or Transferors) that transferred or transferred the Transferred Assets or Assumed Liabilities or retained the Excluded Assets or Retained Liabilities to which (and to the extent) such Loss, Tax, liability or other item relates. This Agreement shall be interpreted in a manner consistent with the foregoing. The parties acknowledge and agree that, solely for the convenience of the parties, Parent (or its designated affiliate) shall make and receive any indemnification payments required to be made hereunder as agent on behalf of the applicable Transferor(s) (unless Parent designates the applicable Transferor(s) to directly make or receive such payment); provided, that Parent hereby expressly guarantees the payment obligations of the Transferors hereunder. The parties acknowledge and agree that in the event any payment is required to be made by a party pursuant to this Article IX or Article X in respect of any Losses or Taxes, (i) Holdco shall pay any obligations owed to a Parent Indemnified Party (or Parent Tax Indemnified Party) in an amount equal to (x) the Losses, Taxes, Liability or other item to the extent subject to indemnification hereunder divided by (y) the Equity Investor Vehicle’s direct or indirect common equity fully diluted ownership percentage (without regard to the Warrant prior to the exercise thereof) in Holdco and (ii) Parent shall pay any obligations owed to Holdco or any of its Subsidiaries to the Equity Investor Vehicle in an amount equal to (x) the common equity fully-diluted ownership percentage (without regard to the Warrant prior to the exercise thereof) of the Equity Investor Vehicle in Holdco at the time of such Loss or Tax multiplied by (y) the amount of such Losses, Taxes, Retained Liability or other item to the extent subject to indemnification hereunder; provided, that if Parent and the Equity Investor Vehicle reasonably agree that Holdco or its Subsidiaries has an immediate need for liquidity, including in respect of such Losses or Taxes, Parent shall make such payments to Holdco in an amount equal to 100% of the amount of such Losses, Taxes, Retained Liability or other item to the extent subject to indemnification hereunder; and (iii) Parent shall pay any obligations owed to a Holdco Indemnitee other than Holdco or any of its Subsidiaries to such Holdco Indemnitee in an amount equal to 100% of the amount of such Losses, Taxes, Retained Liability or other item to the extent subject to indemnification hereunder.

ARTICLE X

TAX MATTERS

SECTION 10.01. Transaction Tax Treatment; Purchase Price Allocation.

(a) Tax Treatment of the Transactions. (i) For U.S. federal (and applicable state and local) income Tax purposes, the parties intend and agree that (A) the transfer by a Transferor of the Transferred Assets and the Assumed Liabilities (or, in the case of a Transferor receiving both a portion of the Equity Consideration and a portion of the Cash Payment Amount (as set forth on the Transferor Consideration Allocation), the applicable portion thereof) to Holdco in exchange for a portion of the Equity Consideration shall be treated as a contribution described in Section 721(a) of the Code in which no gain or loss is recognized by such Transferor or Holdco and (B) the transfer by a Transferor of the Transferred Assets and the Assumed Liabilities (or, in the case of a Transferor receiving both a portion of the Equity Consideration and a portion of the Cash Payment Amount (as set forth on the Transferor Consideration Allocation), the applicable portion thereof) to Holdco in exchange for a portion of the Cash Payment Amount shall be treated as a taxable sale (such treatment, the “U.S. Tax Treatment”) and (ii) for Canadian federal income tax purposes, the transfer of Transferred Equity Interests by any Transferor (other than a Transferor that is resident in Canada for purposes of the Canadian Tax Act) to Holdco in exchange for the Equity Consideration or portion thereof (as set forth on the Transferor Consideration Allocation) will be treated to the extent possible as a tax-deferred transfer under paragraph 95(2)(c) of the Canadian Tax Act (such treatment, the “Canadian Tax Treatment”).

(b) Purchase Price Allocation. The parties agree to allocate, and as applicable, to cause their relevant affiliates to allocate, the Purchase Price (as finally determined pursuant to Section 2.07) and any other amounts treated as additional consideration for applicable federal, state, provincial, local or foreign Tax purposes among the Transferred Assets in accordance with the Transferor Consideration Allocation (the “Allocation Schedule”) and the following procedures. No later than ninety (90) days after the date on which the Purchase Price is finally determined pursuant to Section 2.07, Parent shall deliver to Holdco a proposed allocation of the

Purchase Price (as finally determined pursuant to Section 2.07) and any other items that are treated as additional consideration for Tax purposes to the Transferors as of the Closing Date, determined in a manner consistent with the Allocation Schedule and applicable Tax Law, which proposed allocation shall set forth (w) the allocation of such amounts among the Transferors (and the form of consideration received by each Transferor), (x) in the case of each of the IP Transferors, a further allocation of amounts allocated to such IP Transferor pursuant to clause (w) among the U.S. Intellectual Property and non-U.S. Intellectual Property transferred (or deemed transferred) by such Transferor, (y) if and to the extent required or advisable (as mutually determined by Holdco and Parent), with respect to any Transferor transferring Transferred Assets other than Transferred Equity Interests (other than the IP Transferors), a further allocation of amounts allocated to such Transferor pursuant to clause (w) among the Transferred Assets transferred by such Transferor, and (z) if and to the extent required or advisable (as mutually determined by Holdco and Parent), with respect to any Transferor directly transferring Transferred Equity Interests of two or more Transferred Subsidiaries, a further allocation of amounts allocated to such Transferor pursuant to clause (w) among the Transferred Equity Interests of each Transferred Subsidiary directly transferred by such Transferor (“Parent’s Allocation,” and the applicable allocation categories described in clause (w), (x), (y) and (z) above as set forth on the Parent’s Allocation, the “Allocation Categories”). If Holdco disagrees with Parent’s Allocation, Holdco may, within thirty (30) days after delivery of Parent’s Allocation, deliver a notice (“Holdco’s Allocation Notice”) to Parent to such effect, specifying those items as to which Holdco disagrees and setting forth Holdco’s proposed allocation (which allocation shall be limited to the Allocation Categories). If Holdco’s Allocation Notice is duly delivered, Parent and Holdco shall, during the twenty (20) days following such delivery, use commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine the allocation of the Purchase Price (as finally determined pursuant to Section 2.07) and any other items that are treated as additional consideration for Tax purposes. If Parent and Holdco are unable to reach such agreement, they shall promptly thereafter cause the Independent Expert to resolve any remaining disputes. Any allocation of the Purchase Price (as finally determined pursuant to Section 2.07) and any other items that are treated as additional consideration for Tax purposes determined pursuant to the decision of the Independent Expert shall incorporate, reflect and be consistent with the Allocation Schedule and shall be limited to the Allocation Categories. The allocation, as prepared by Parent if no Holdco’s Allocation Notice has been given, as adjusted pursuant to any agreement between Parent and Holdco or as determined by the Independent Expert (the “Allocation”), shall be conclusive and binding on the parties.

(c) Adjustments. Prior to the Closing Date, the Transferor Consideration Allocation shall be amended to reflect any change after the date hereof in the fair market value of any of the Transferred Companies or any of the Transferred Assets, in each case, as mutually agreed by Parent and Holdco. For the avoidance of doubt, if the Transferor Consideration Allocation is so amended, all references to the Transferor Consideration Allocation in this Agreement shall refer to such Transferor Consideration Allocation as so amended. If the Purchase Price (as finally determined pursuant to Section 2.07) is adjusted after the date it is finally determined pursuant to Section 2.07, then appropriate adjustments as determined by the parties shall be made to the Allocation and to the Transferor Consideration Allocation.

(d) Reporting. Each of Parent and Holdco shall (and shall cause their respective affiliates to) prepare and file (i) all Tax Returns in a manner consistent with the Allocation, (ii) all U.S. Tax Returns in a manner consistent with the U.S. Tax Treatment and (iii) all Canadian Tax Returns in a manner consistent with the Canadian Tax Treatment. None of Parent or Holdco shall (and each shall cause their respective affiliates not to) take any position inconsistent with (x) the Allocation on any Tax Return or in any Tax Proceeding, (y) the U.S. Tax Treatment on any U.S. Tax Return or in any U.S. Tax Proceeding or (z) the Canadian Tax Treatment on any Canadian Tax Return or in any Canadian Tax Proceeding, in each case, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any analogous provision of state, local or foreign Law).

(e) Certain Canadian Tax Elections. Parent and its affiliates shall be entitled to make an election under subsection 93(1) of the Canadian Tax Act in respect of the transfer of any Transferred Equity Interest in the manner and within the time prescribed by the Canadian Tax Act and to designate such amount in such election as they may determine in their sole discretion within the limits set out in the Canadian Tax Act. On request of Parent, Holdco (or any affiliate of Holdco as may be designated by Parent, including the Transferred Subsidiaries) shall file such applicable election or elections under section 56.4 of the Canadian Tax Act and any analogous provision of provincial or territorial Tax statutes as may be specified by Parent. The Parties acknowledge that no part of the Purchase Price shall be allocated to, and no other consideration is payable for, the granting of the covenants by Parent in Section 5.1(a) and Section 5.3 of the Investor Rights Agreement.

SECTION 10.02. Tax Indemnification.

(a) Tax Indemnification by Parent. Subject to Section 10.02(d), from and after the Closing, on behalf of the applicable Transferors, Parent shall pay or cause to be paid, and shall indemnify the Holdco Tax Indemnified Parties, and shall hold the Holdco Tax Indemnified Parties harmless from and against, without duplication, (i) any Taxes imposed on or with respect to the Transferred Subsidiaries for any Pre-Closing Tax Period, (ii) any Taxes imposed on or with respect to the Excluded Assets or Retained Liabilities, (iii) any Taxes (other than any Taxes imposed on the Transferred Subsidiaries) imposed with respect to the Transferred Assets, the Assumed Liabilities or the Business for any Pre-Closing Tax Period (the “Retained Asset Taxes”), (iv) any Taxes payable by any U.S. Transferred Subsidiary as a result of any inclusion (x) under Section 951 of the Code with respect to any CFC, to the extent attributable to the Pre-Closing Tax Period or (y) under Section 965 of the Code with respect to any CFC; provided that, in the case of each of clauses (x) and (y), the amount of such inclusion, if any, shall be calculated as if the taxable year of such CFC ended on the Closing Date, and taking into account any related foreign tax credits, (v) any Taxes of Parent or any of its affiliates or any other Person (other than the Transferred Subsidiaries) in respect of a Pre-Closing Tax Period for which a Transferred Subsidiary is liable pursuant to Treasury Regulations Section 1.1502-6 or any similar provision of state, provincial, local or foreign Tax Law, or as a transferee or successor, (vi) any payments required to be made by a Transferred Subsidiary following the Closing Date in respect of Taxes of any Person for a Pre-Closing Tax Period pursuant to any Tax sharing, Tax allocation or Tax indemnity agreement or arrangement to which such Transferred Subsidiary was a party, on or prior to the Closing Date, other than any such agreements constituting or pursuant to any commercial agreement the primary subject of which is not Taxes, (vii) any Taxes arising out of or resulting from any breach of any covenant or agreement to be performed by Parent or the Transferors from and after the Closing, (viii) any Taxes arising out of or resulting from any breach of any representation or warranty set forth in Section 3.11, (ix) any Taxes imposed with respect to the transfer to the appropriate party of any Later Identified Transferred Asset or Later Identified Excluded Asset after the Closing pursuant to Section 5.18, (x) any Taxes imposed with respect to the termination or settlement of the intercompany arrangements pursuant to Section 5.05 or the Pre-Closing Restructuring (it being agreed and understood that nothing in this clause (x) shall provide (or be construed as providing) any basis for any indemnification claim in respect of the structure of the Transferred Subsidiaries following the Pre-Closing Restructuring or any transaction or action that was not effected or entered into prior to the Closing), and (xi) any reasonable third party legal fees and expenses attributable to any item in clauses (i) through (x) above; provided that (A) Parent and the Transferors shall not be required to pay or cause to be paid, or to indemnify or hold harmless the Holdco Tax Indemnified Parties pursuant to this Section 10.02(a) from and against (I) any Excluded Holdco Taxes, (II) any Taxes imposed on a Transferred Subsidiary until the aggregate amount of Parent Indemnified Taxes imposed on such Transferred Subsidiary are in excess of the Reserve Amount applicable to such Transferred Subsidiary (after which Parent and the Transferors shall be obligated for any Parent Indemnified Taxes in excess of such amount) or (III) any Payroll Taxes included in the calculation of Estimated Liabilities Amount or Closing Adjustment Liabilities (in the case of each of clauses (I), (II) and (III), or any legal fees and expenses attributable thereto), and (B) in the case of any Taxes imposed on, or legal fees and expenses incurred by, any Non-Wholly Owned Transferred Subsidiary, the indemnification obligations of Parent and the Transferors pursuant to this Section 10.02(a) shall be limited to the percentage of the issued and outstanding equity interests in such Non-Wholly Owned Transferred Subsidiary held, directly or indirectly, by Parent at the time such Tax was incurred, multiplied by such Taxes, legal fees and expenses (the Taxes for which Parent and the applicable Transferors are required to indemnify the Holdco Tax Indemnified Parties pursuant to this Section 10.02(a), the “Parent Indemnified Taxes”).

(b) Tax Indemnification by Holdco. Subject to Section 10.2(d), from and after the Closing, Holdco shall pay or cause to be paid, and shall indemnify the Parent Tax Indemnified Parties, and shall hold the Parent Tax Indemnified Parties harmless from and against, without duplication, (i) any Taxes of the Transferred Subsidiaries for any Post-Closing Tax Period imposed on or required to be paid by the Parent Tax Indemnified Parties, (ii) any Assumed Asset Taxes imposed on or required to be paid by the Parent Tax Indemnified Parties, (iii) any (x) Excluded Holdco Taxes imposed on or required to be paid by the Parent Tax Indemnified Parties and (y) Losses of the Parent Tax Indemnified Parties to the extent arising or resulting from any Excluded Holdco Taxes described in clause (i) or (iv) of the definition of Excluded Holdco Taxes and imposed on or required to be paid by Holdco or any of its subsidiaries and (iv) any reasonable third party legal fees and expenses attributable to any item in clause (i) through (iii) above; provided, that (A) Holdco shall not be required to pay or cause to be paid, or to indemnify or hold harmless the Parent Tax Indemnified Parties from and against any Payroll Taxes in respect of any Retained Payments for which Taxes the Transferors are responsible pursuant to Section 6.16, and (B) Holdco shall not be required to pay or cause to be paid, or to indemnify or hold harmless the Parent Tax Indemnified Parties pursuant to this Section 10.02(b) from and against any Taxes for which Parent is responsible pursuant to Section 10.02(a) or any legal fees and expenses attributable thereto.

(c) Timing of Payments. Any indemnity payment required to be made pursuant to this Section 10.02 or otherwise pursuant to this Article X shall be made within thirty (30) days after the Indemnified Party makes written demand upon the Indemnifying Party, but in no case earlier than five (5) days prior to the date on which the relevant Taxes or other amounts are required to be paid to the applicable Taxing Authority (or, in the case of any Taxes or other amounts required to be paid to a Canadian Taxing Authority, the later of such date and the date on which the applicable Taxing Authority may commence a collection action in respect of the relevant Taxes).

(d) The indemnification obligations set forth in this Section 10.02 shall be, for the avoidance of doubt, subject to Section 9.04, Section 9.05, Section 9.06, Section 9.07 (to the extent not inconsistent with Section 10.12), Section 9.08 and Section 10.12.

SECTION 10.03. Transfer Taxes. Holdco shall be responsible for and shall pay any and all Transfer Taxes. Holdco and the Transferors shall reasonably cooperate in timely preparing and filing all Tax Returns, reports and forms as may be required in connection with the payment of Transfer Taxes and in minimizing the amount of any such Transfer Taxes. Parent and Holdco shall, and shall cause their relevant affiliates to, as applicable, execute and deliver all instruments and certificates necessary to enable the relevant person to comply with any filing requirements relating to any such Transfer Taxes.

SECTION 10.04. Allocation of Straddle Period Taxes. For purposes of this Agreement, in the case of any Straddle Period, (x) all real property Taxes, personal property Taxes and similar ad valorem obligations levied by reference to the level of an item (e.g., franchise Taxes imposed by reference to authorized shares) shall be apportioned between the Pre-Closing Tax Period, on the one hand, and the Post-Closing Tax Period, on the other hand, based on the number of days in such Straddle Period included in the Pre-Closing Tax Period and the number of days in such Straddle Period included in the Post-Closing Tax Period, and (y) all other Taxes shall be apportioned between the Pre-Closing Tax Period, on the one hand, and the Post-Closing Tax Period, on the other hand, as though such taxable period terminated as of the close of business on the Closing Date; provided that exemptions, allowances or deductions that are calculated on an annual basis (including, but not limited to, depreciation and amortization deductions) shall be allocated between the Pre-Closing Tax Period, on the one hand, and the Post-Closing Tax Period, on the other hand, in proportion to the number of days in such Straddle Period included in the Pre-Closing Tax Period and the number of days in such Straddle Period included in the Post-Closing Tax Period. For purposes of this Agreement, the taxable year of each Transferred Subsidiary that is a CFC, a partnership or other flow-through entity for U.S. federal income tax purposes shall be treated as ending on the Closing Date.

SECTION 10.05. Tax Benefits, Refunds, Credits and Carrybacks.

(a) Certain Tax Benefits.

(i) The Transferors shall be entitled to any Tax Benefit arising from any Tax Item in respect of any payment, loss, obligation, Tax or liability (or any circumstance giving rise to any such payment, loss, obligation, Tax or liability), without duplication, (i) for which Parent, any of the Transferors or any of their respective affiliates is responsible or is required to pay under Article VI, Article IX or Article X of this Agreement, (ii) included in the calculation of Estimated Liabilities Amount or Closing Adjustment Liabilities, (iii) in respect of Parent Transaction Expenses, or (iv) in respect of items related to compensation paid, or benefits provided, to Employees (and any former employees who would have been Employees if employed immediately prior to the Closing) or Former Business Employees for which Parent pays the actual cost (whether to the Employees, applicable former employees or Former Business Employees directly, by making a direct contribution to any plan or related trust, or by reimbursing Holdco or its affiliates), including, without limitation (A) all Retained Payments (and any related Payroll Taxes), (B) the treatment of Parent equity incentive awards held by Transferred Employees required by Section 6.03(b) hereof (and any related Payroll Taxes) and cash long-term incentive awards required to be granted on the Closing Date by Holdco to the Transferred Employees pursuant to Section 6.03(b) hereof, and (C) all liabilities under the Transferor Deferred Compensation Plans. Holdco acknowledges and agrees that neither Holdco nor any of its subsidiaries or affiliates (including, after the Closing Date, the Transferred Subsidiaries) shall claim any such Tax Item on any Tax Return for a Post-Closing Tax Period; provided, that if any such Tax Item is not permitted by Law to be claimed on a Tax Return for which Parent has filing responsibility pursuant to Section 10.06(a) and is permitted by Law to be claimed on a Tax Return for which Holdco has filing responsibility pursuant to Section 10.06(b) or any other Tax Return of Holdco or any of its subsidiaries or affiliates (including, after the Closing Date, the Transferred Subsidiaries), then Holdco shall claim (or shall cause its relevant subsidiary or affiliate to claim) such Tax Item. Holdco shall pay to Parent (for the benefit of the applicable Transferors) the amount of any Tax Benefit resulting from any such Tax Item within fifteen (15) days after such Tax Benefit is realized or utilized.

(ii) Holdco shall be entitled to any Tax Benefit arising from any Tax Item in respect of any payment, loss, obligation, Tax or liability or any circumstance giving rise to any such payment, loss, obligation, Tax or liability) for which Holdco or any of its respective affiliates is responsible or is required to pay under Article IX or Article X of this Agreement. If any such Tax Item is permitted by Law to be claimed on a Tax Return of Parent or any of its subsidiaries or affiliates (other than Holdco and the Transferred Subsidiaries after the Closing), then Parent shall claim (or shall cause its relevant subsidiary or affiliate to claim) such Tax Item. Parent shall pay to Holdco the amount of any Tax Benefit resulting from any such Tax Item within fifteen (15) days after such Tax Benefit is realized or utilized. Any deductions in respect of the cost of the representations and warranties policies, including premium, surplus lines taxes and insurer underwriting fees, described in Section 11.03 shall, to the extent possible, be taken on a Tax Return of Holdco or a subsidiary of Holdco (and, notwithstanding anything to the contrary in this Section 10.05, Holdco shall not be required to make any payment pursuant to this Section 10.05 to any person in respect of any Tax Benefit arising out of any such deductions).

(iii) The Equity Investor Vehicle shall be entitled to any Tax Benefit arising from any Tax Item in respect of any payment, loss, obligation, Tax or liability (or any circumstance giving rise to any such payment, loss, obligation, Tax or liability) in respect of any fees, expenses or costs attributable to (A) the organization or maintenance of

Holdco (and its subsidiaries organized prior to the Closing) in connection with the transactions contemplated by this Agreement or (B) legal, accounting, financial, advisor or other similar fees incurred in connection with the transactions contemplated by this Agreement, in the case of each of clauses (A) and (B) the payment of which is funded by the Equity Investor Vehicle (and not reimbursed by Parent, Holdco or any of their respective affiliates). If any such Tax Item is permitted by Law to be claimed on a Tax Return of Holdco or any of its subsidiaries or affiliates, then Holdco shall claim (or shall cause its relevant subsidiary or affiliate to claim) such Tax Item. Holdco shall pay to the Equity Investor Vehicle the amount of any Tax Benefit resulting from any such Tax Item within fifteen (15) days after such Tax Benefit is realized or utilized.

(b) Refunds and Credits. The Transferors (and Parent for the benefit of the applicable Transferors) shall be entitled to (x) any refund or credit of Parent Indemnified Taxes for which Parent or any of the Transferors is responsible under Section 10.02(a) and (y) any refund or credit to which Parent or any of its affiliates is entitled under Section 10.05(a)(i). Holdco shall be entitled to (i) any refund or credit of Taxes of the Transferred Subsidiaries or any Assumed Asset Taxes other than refunds and credits to which Parent and the Transferors are entitled pursuant to the immediately preceding sentence, (ii) any refund or credit of Taxes attributable to a Subsequent Loss to which Holdco is entitled pursuant to Section 10.05(c) (iii) any refund or credit of Taxes attributable to Transfer Taxes for which Holdco is responsible pursuant to this Agreement or (iv) any refund or credit to which Holdco is entitled pursuant to Section 10.05(a)(ii). The Equity Investor Vehicle shall be entitled to any refunds or credit to which it is entitled pursuant to Section 10.05(a)(iii). Any refunds or credits of Taxes of the Transferred Subsidiaries (or Taxes imposed in respect of the Transferred Assets, the Assumed Liabilities or the Business), in each case, for any Straddle Period shall be equitably apportioned between Parent and the Transferors, on the one hand, and Holdco, on the other hand, in accordance with the principles set forth in Section 10.04 and the preceding sentences of this Section 10.05(b). Holdco shall, if Parent reasonably so requests and at the Transferors’ expense, file for and obtain or cause its relevant affiliates (including the Transferred Subsidiaries) to file for and obtain any refunds or credits to which the Transferors are entitled under this Section 10.05(b); provided that the Transferors shall indemnify and hold Holdco and its subsidiaries harmless from and against any Tax liability that results from seeking such requested refund or credit. Payments pursuant to this Section 10.05(b) shall be made in readily available funds within fifteen (15) days of the actual receipt of the applicable refund (or in the case of a credit, the actual application of such credit to reduce or offset Taxes otherwise payable) (and shall include, for the avoidance of doubt, any interest paid thereon by the Taxing Authority, but shall be net of any Taxes to the party receiving such refund or credit in respect of the receipt or accrual of such refund or credit or out-of-pocket costs incurred in connection with obtaining such refund). To the extent that any refund or credit in respect of which a payment was made by any party (the “paying party”) pursuant to this Section 10.05(b) is subsequently disallowed by the applicable Taxing Authority, the party that received such amounts shall promptly repay such amounts (together with any penalties, interest or other charges imposed by the relevant Taxing Authority) to the paying party.

(c) Carrybacks. Holdco shall not cause or permit the Transferred Subsidiaries to carry back any item of loss, deduction or credit which arises in any taxable period ending after the Closing Date (a “Subsequent Loss”) into any Pre-Closing Tax Period, unless required by applicable Law. If a Subsequent Loss is required by applicable Law to be carried back into a

Pre-Closing Tax Period, Holdco shall be entitled to any refund of Taxes resulting from any carry back of such Subsequent Loss into such Pre-Closing Tax Period pursuant to Section 10.05(b) (determined on a “with-and-without” basis); provided, however, that Holdco shall indemnify and hold Parent and its subsidiaries harmless from and against any Tax liability (or reduction in any Tax Benefit) resulting from such carryback and any out-of-pocket costs associated with obtaining such carryback. Any such payment of the amount of such refund made to Holdco pursuant to this Section 10.05(c) shall be recalculated in light of any final determination of a Taxing Authority or any other facts that may arise or come to light after such payment is made (such as a carryback of a loss or credit by Parent or any of its affiliates to a taxable period in respect of which such refund is received) that would affect the amount to which Holdco is entitled, and an appropriate adjusting payment shall be made by Holdco to Parent such that the aggregate amount paid equals such recalculated amount; provided that when Parent ultimately realizes a Tax Benefit resulting from the portion of the Subsequent Loss attributable to the amount of the refund that was repaid to Parent, Parent shall make a payment to Holdco in the amount of the Tax Benefit realized by Parent as a result of such amount; provided, further, that nothing in this Section 10.05(c) shall be interpreted in such a way so as to allow for duplicative payments to Holdco or Parent. To the extent that any refund or credit in respect of which a payment was made by any party (the “paying party”) pursuant to this Section 10.05(c) is subsequently disallowed by the applicable Taxing Authority, the party that received such amounts shall promptly repay such amounts (together with any penalties, interest or other charges imposed by the relevant Taxing Authority) to the paying party.

SECTION 10.06. Tax Returns.

(a) Pre-Closing Tax Returns. Parent shall have the right to prepare (or cause to be prepared) (i) any combined, consolidated, affiliated, unitary or similar Tax Return that includes Parent or any of its affiliates (other than the Transferred Subsidiaries), on the one hand, and any of the Transferred Subsidiaries, on the other hand (a “Combined Tax Return”), and (ii) any Tax Return (other than a Combined Tax Return) that is required to be filed by or with respect to any of the Transferred Subsidiaries for any taxable period that ends on or before the Closing Date (a “Pre-Closing Separate Tax Return”). Except as otherwise required by applicable Law or for matters relating to the Pre-Closing Restructuring, all Pre-Closing Separate Tax Returns shall be prepared in a manner consistent with past practices, elections and methods of the relevant Transferred Subsidiary (or Parent or its relevant affiliates, as applicable). Parent shall timely file or cause to be timely filed any Combined Tax Return. Parent shall timely file or cause to be timely filed any Pre-Closing Separate Tax Return that is required to be filed on or prior to the Closing Date and shall pay (or cause to be paid) any Taxes shown as due on such Tax Return. Parent shall deliver, or cause to be delivered, to Holdco all Pre-Closing Separate Tax Returns that are required to be filed after the Closing Date at least thirty (30) days prior to the due date for filing such Tax Returns (taking into account any extensions) (or as soon as reasonably practicable if such Tax Return is due within thirty (30) days of the Closing Date) for its review and comment. Parent shall consider in good faith any reasonable comments received from Holdco with respect to such Pre-Closing Separate Tax Returns not later than fifteen (15) days prior to the due date therefor (taking into account any extensions) (or as soon as reasonably practicable if such Tax Return is due within fifteen (15) days of the Closing Date). Parent shall deliver, or cause to be delivered, to Holdco a revised version of such Pre-Closing Separate Tax Returns (if applicable), and shall pay (or cause to be paid) to Holdco any Taxes shown as due on such Tax Returns, at least five (5) days prior to the due date of such Tax Return (taking into account any extensions) (or as soon as reasonably practicable if Holdco’s comments were not received by Parent at least fifteen (15) days prior to the due date therefor). Holdco shall timely file or cause to be timely filed such Pre-Closing Separate Tax Returns.

(b) Straddle Period Tax Returns.

(i) From and after the Closing Date, except for any Tax Return that Parent has the right to prepare pursuant to Section 10.06(a), Holdco shall prepare and timely file (or cause to be prepared and timely filed) all Tax Returns required to be filed by or with respect to the Transferred Subsidiaries and pay all Taxes due with respect thereto. In the case of any such Tax Return for a Straddle Period, (A) such Tax Return shall be prepared and timely filed in a manner consistent with past practices, elections and methods of the relevant Transferred Subsidiary (or Parent or its relevant affiliates, as applicable), (B) Holdco shall deliver any such Tax Return to Parent for its review and comment at least thirty (30) days prior to the due date therefor (taking into account any extensions) (or as soon as reasonably practicable if such Tax Return is due within thirty (30) days of the Closing Date), (C) Holdco shall revise (or cause to be revised) such Tax Returns to reflect any reasonable comments received from Parent not later than fifteen (15) days prior to the due date therefor (taking into account any extensions) (or as soon as reasonably practicable after receipt of such Tax Return by Parent from Holdco if received less than thirty (30) days prior to the due date therefor). Parent shall pay to Holdco any Taxes shown as due on such Tax Returns that relate to the Pre-Closing Tax Period (as determined pursuant to Section 10.04) and for which Parent and the Transferors are responsible pursuant to Section 10.02(a) at least five (5) days prior to the due date of such Tax Return.

(ii) The Transferors and Holdco shall make (and shall cause their relevant affiliates to make) any election available under applicable Law (other than an election to change any Person’s taxable year) to treat, or, to the extent permitted or required under applicable Law shall treat, the taxable year of each of the Transferred Subsidiaries as closing on the Closing Date.

(c) Amended Tax Returns. After the Closing Date, none of Holdco, the Transferred Subsidiaries or any of their respective affiliates shall, without the prior written consent of Parent, which consent shall not be unreasonably withheld or delayed, file any amended Tax Return for a Pre-Closing Tax Period or a Straddle Period or that reflects (or is required to reflect) any Parent Indemnified Taxes.

(d) Control. Notwithstanding anything herein or in the Investor Rights Agreement to the contrary, any right of Holdco pursuant to this Section 10.06 shall be controlled solely by the owners of Holdco other than Parent, and Parent shall have no control over any such right of Holdco by virtue of its ownership in Holdco following the Closing.

SECTION 10.07. Tax Proceedings.

(a) If one party is responsible for, or would reasonably be expected to be responsible for, the payment of or indemnification in respect of Taxes pursuant to this Article X (the “Tax Indemnifying Party”), and the other party to this Agreement (the “Tax Indemnified Party”)

receives a notice of deficiency, proposed adjustment, adjustment, assessment, audit, examination, suit, dispute or other claim with respect (in whole or in part) to such Taxes (a “Tax Claim”), the Tax Indemnified Party shall promptly (and in any event within ten (10) Business Days) notify the Tax Indemnifying Party in writing of such Tax Claim. Such notice shall specify in reasonable detail the basis for such Tax Claim and shall include a copy of the relevant portion of any correspondence received from the Taxing Authority. Failure of the Tax Indemnified Party to give such notice will not relieve the Tax Indemnifying Party from its indemnification obligations hereunder, except to the extent that the Tax Indemnifying Party is actually and materially prejudiced thereby.

(b) In the case of any Tax audit, examination, contest, litigation or other Proceeding with or against any Taxing Authority (“Tax Proceeding”) of or with respect to any of the Transferred Subsidiaries for any taxable period ending on or before the Closing Date (other than a Tax Proceeding described in Section 10.07(d)), Parent (or its designee) shall have the exclusive right to control such Tax Proceeding; provided that Parent (or its designee) shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of Holdco (which consent shall not be unreasonably withheld, conditioned or delayed) if such settlement, compromise or abandonment would result in a material increase in the Tax liability of Holdco or any of its subsidiaries (including the Transferred Subsidiaries) for any Post-Closing Tax Period.

(c) From and after the Closing, in the case of a Tax Proceeding (A) of or with respect to any of the Transferred Subsidiaries for any Straddle Period (other than a Tax Proceeding described in Section 10.07(d)) or (B) involving Taxes that are Parent Indemnified Taxes and Taxes that are not Parent Indemnified Taxes (and such Tax Proceeding for Taxes that are Parent Indemnified Taxes is not reasonably separable from such Tax Proceeding for Taxes that are not Parent Indemnified Taxes), the Controlling Party shall have the right and obligation to conduct, at its own expense, such Tax Proceeding; provided, that (i) the Controlling Party shall consult with the Non-Controlling Party before taking any significant action in connection with such Tax Proceeding, (ii) the Controlling Party shall consult with the Non-Controlling Party and offer the Non-Controlling Party an opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Proceeding, (iii) the Non-Controlling Party shall be entitled to participate in such Tax Proceeding and attend any meetings or conferences with the relevant Taxing Authority at its own expense, (iv) the Controlling Party shall defend such Tax Proceeding diligently and in good faith as if it were the only party in interest in connection with such Tax Proceeding as determined in the reasonable good faith discretion of the Controlling Party and (v) the Controlling Party shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of the Non-Controlling Party, which consent shall not be unreasonably withheld, conditioned or delayed. For purposes of this Agreement, “Controlling Party” shall mean Parent if Parent and its affiliates are reasonably expected to bear the greater Tax liability in connection with such Tax Proceeding, or Holdco if Holdco and its affiliates are reasonably expected to bear the greater Tax liability in connection with such Tax Proceeding; and “Non-Controlling Party” means whichever of Parent or Holdco is not the Controlling Party with respect to such Tax Proceeding.

(d) Notwithstanding anything to the contrary in this Agreement, Parent shall have the exclusive right to control in all respects, and neither Holdco nor any of its affiliates shall be entitled to participate in, any Tax Proceeding with respect to (i) any Tax Return of Parent or any of its affiliates (other than the Transferred Subsidiaries); or (ii) any Tax Return of a consolidated, combined or unitary group that includes Parent or any of its subsidiaries (including any Combined Tax Return).

(e) Notwithstanding anything herein or in the Investor Rights Agreement to the contrary, any right of Holdco pursuant to this Section 10.07 shall be controlled solely by the owners of Holdco other than Parent, and Parent shall have no control over any such right of Holdco by virtue of its ownership in Holdco following the Closing.

SECTION 10.08. Cooperation and Exchange of Information.

(a) Parent and Holdco shall, and each shall cause its respective affiliates, officers, employees, agents, auditors and other Representatives to, reasonably cooperate and provide to the other party such cooperation, documentation and information as either of them may reasonably request (including maintaining and making available to each other all relevant records) in connection with (i) preparing and filing any Tax Return, amended Tax Return or claim for refund, (ii) determining a liability for Taxes, an indemnity obligation under this Agreement or a right to a refund of Taxes or other Tax Benefits, or (iii) conducting any audit, investigation or other Tax Proceeding. Such cooperation and information will include providing the other party (and its affiliates, officers, employees, agents, auditors and other Representatives) with access, from time to time after the Closing Date, to certain accounting and Tax records and information, necessary powers of attorney and copies of all relevant portions of relevant Tax Returns, together will all relevant portions of relevant accompanying schedules and workpapers, documents relating to rulings or other determinations by Taxing Authorities and relevant records concerning the ownership and Tax basis of property and other information, which any such party may possess (collectively, “Tax Records”). The party requesting such cooperation shall bear the reasonable out-of-pocket costs of the other party.

(b) Each party shall (and shall cause its affiliates to) (i) properly retain and maintain, and not destroy, any Tax Records until the expiration of all relevant statutes of limitations or until such earlier time as the other party agrees that such retention and maintenance is no longer necessary and (ii) allow the other party and its affiliates, officers, employees, agents, auditors and other Representatives, at times and dates mutually acceptable to the parties, to inspect, review and make copies of such Tax Records as the requesting party may deem necessary or appropriate from time to time, such activities to be conducted during normal business hours and at the requesting party’s expense.

(c) Notwithstanding anything to the contrary in this Agreement or the Ancillary Agreements, Parent shall not be required to provide any person with any Tax Return or copy of any Tax Return of Parent or any of its affiliates or any Combined Tax Return.

SECTION 10.09. Certain Post-Closing Covenants; 338(g) Elections.

(a) Except as required by applicable Law or with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), Holdco shall not and shall not cause or permit any of its affiliates (including the Transferred Subsidiaries) to make or change any Tax election (including any entity classification election pursuant to Treasury Regulations Section 301.7701-3), amend any Tax Return or take any Tax position on any Tax Return, in each case with respect to a Pre-Closing Tax Period, that results in any increased Tax liability (or any indemnification obligation under this Agreement in respect of any Tax liability) to, or reduces any Tax asset, Tax Benefit, Tax refund or credit of (or, pursuant to this Agreement, for the account of), Parent, the Transferors or any of their respective affiliates; provided in each case, for the avoidance of doubt, that Holdco and its affiliates may take any such action with Parent’s prior written consent or pursuant to a request by Parent.

(b) Except with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), Holdco shall not (i) permit any of its Foreign Corporation Subsidiaries to guarantee, or pledge assets as security for, any Acquisition Financing, (ii) pledge, or permit any of its non-U.S. subsidiaries to pledge, as security for any Acquisition Financing, any intercompany obligation owed to it or such subsidiary by any Foreign Corporation Subsidiary (and, for the avoidance of doubt, shall not permit any such intercompany obligation to be put into place if a pledge of such intercompany obligation by it or such non-U.S. subsidiary would be required pursuant to any agreement with the applicable lenders), (iii) pledge, or permit any of its subsidiaries to pledge, as security for any Acquisition Financing, interests in any Foreign Corporation Subsidiary representing more than 65% of the total combined voting power of all classes of voting stock of such Foreign Corporation Subsidiary (within the meaning of Section 956 of the Code and the Treasury Regulations thereunder) or (iv) permit any assets of a Foreign Corporation Subsidiary to serve, directly or indirectly, as security for any Acquisition Financing, in each case to the extent it would result in an inclusion under Section 956 of the Code.

(c) At Parent’s request, Holdco shall (and shall cause its applicable subsidiaries to) make a timely and valid election under Section 338 of the Code (and any comparable election under applicable state or local Law) with respect to the acquisition or deemed acquisition by Holdco (or any of its subsidiaries) of any Transferred Subsidiary that is classified as a foreign corporation for U.S. federal income tax purposes. Holdco shall not (and shall not permit any of its subsidiaries to) make any election under Section 338 of the Code (or any comparable election under applicable state or local Law) with respect to the acquisition or deemed acquisition by Holdco (or any of its subsidiaries) of any Transferred Subsidiary except pursuant to Parent’s request pursuant to the immediately preceding sentence or with Parent’s prior written consent; provided, that Parent shall consider in good faith any election under Section 338 of the Code suggested by Holdco.

SECTION 10.10. Tax Sharing Agreements. The Transferors shall cause any Tax sharing, allocation or indemnification agreement (except for agreements (x) exclusively between or among the Transferred Subsidiaries or (y) constituting or pursuant to any commercial agreement the primary subject of which is not Taxes) to which any Transferred Subsidiary is a party to be terminated on or prior to the Closing Date. After the Closing Date, no party shall have any rights, liabilities or obligations under any such agreement.

SECTION 10.11. Tax Treatment of Certain Payments. For all Tax purposes, Holdco and Parent agree to (and shall cause their respective affiliates to) treat any adjustment under Section 2.07, any payment under Section 10.05 and any indemnity payment under this Agreement as an adjustment to the Purchase Price, except to the extent otherwise required pursuant to applicable Law or by a final determination of a Taxing Authority.

SECTION 10.12. Tax Matters Coordination and Survival. Notwithstanding anything to the contrary in this Agreement, indemnification in respect of Taxes and the procedures relating thereto shall be governed exclusively by this Article X, Section 9.04, Section 9.05, Section 9.06, Section 9.08 and, to the extent not inconsistent with this Section 10.12, Section 9.07, and the provisions of Article IX (other than Section 9.04, Section 9.05, Section 9.06, Section 9.08 and, to the extent not inconsistent with this Section 10.12, Section 9.07) shall not apply. Notwithstanding anything to the contrary in this Agreement, (x) the representations and warranties set forth in Section 3.11 and Section 4.11 (Tax Matters) shall survive the Closing until the date that is the fourth anniversary of the Closing Date; provided, that the representations and warranties set forth in Section 3.11, to the extent relating to U.K. income Taxes shall survive until the date that is the fourth anniversary of the due date of the U.K. income Tax Return of the U.K. Transferred Subsidiaries for the taxable year that includes the Closing Date and (y) the indemnification obligations contained in Section 10.02 shall survive until the date that is the fourth anniversary of the Closing Date for all Taxes other than U.K. income Taxes, and solely with respect to U.K. income Taxes, shall survive until the date that is the fourth anniversary of the due date of the U.K. income Tax Return of the U.K. Transferred Subsidiaries for the taxable year that includes the Closing Date; provided, that the indemnification obligations contained in Section 10.02(a)(vii) and Section 10.02(b)(iii) (to the extent related to Excluded Holdco Taxes described in clause (i) of the definition thereof) shall survive until thirty (30) days following the expiration of applicable statutes of limitations.

ARTICLE XI

MISCELLANEOUS

SECTION 11.01. Assignment. Neither this Agreement nor any of the rights and obligations of the parties hereunder may be assigned by Holdco, on the one hand, or any Transferor, on the other hand, without the prior written consent of Parent (in the case of Holdco) or Holdco (in the case of any Transferor), as applicable; provided that any Transferor may assign any rights and obligations hereunder to Parent or any affiliates thereof; provided, further that after the Closing this Agreement may be collaterally assigned to the Lender Related Parties. Subject to the first sentence of this Section 11.01, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any attempted assignment or transfer in violation of this Section 11.01 shall be null and void.

SECTION 11.02. No Third-Party Beneficiaries. Except as provided in (i) Article IX and Article X and (ii) the rights of persons who are expressly provided to be third-party beneficiaries of the Debt Commitment Letter and the Equity Commitment Letter, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein express or implied shall give or be construed to give to any person, other than the parties hereto and such successors and assigns, any legal or equitable rights hereunder; provided, however, that each Lender Related Party shall be an express third-party beneficiary of Section 8.03(b), Section 8.03(c), Section 11.02, Section 11.09, Section 11.10(b), Section 11.10(c), Section 11.12, Section 11.13 and Section 11.17 (and any definition or provision of this

Agreement to the extent a modification, amendment, waiver or termination of such definition or provision would modify the substance of Section 8.03(b), Section 8.03(c) this Section 11.02, Section 11.09, Section 11.10(b), Section 11.10(c), Section 11.12, Section 11.13 and Section 11.17); provided, further, that each Holdco Related Party shall be an express third-party beneficiary of this Section 11.02, Section 8.03, Section 11.09, Section 11.10(a), Section 11.10(b), Section 11.12 and Section 11.17 (and any definition or provision of this Agreement to the extent a modification, amendment, waiver or termination of such definition or provision would modify the substance of this Section 11.02, Section 8.03, Section 11.09, Section 11.10(a), Section 11.10(b), Section 11.12 and Section 11.17); provided further that the Equity Investor Related Persons are third-party beneficiaries of this Section 11.02 and Section 5.04 (and any definition or provision of this Agreement to the extent a modification, amendment, waiver or termination of such definition or provision would modify the substance of this Section 11.02 and Section 5.04); provided further that the Holdco Indemnitees are third-party beneficiaries of this Section 11.02 and Article IX (and any definition or provision of this Agreement to the extent a modification, amendment, waiver or termination of such definition or provision would modify the substance of this Section 11.02 and Article IX). Nothing in this Agreement shall constitute an amendment to any Employee Benefit Plan, and no Employee Benefit Plan shall be amended absent a separate written amendment that complies with such Employee Benefit Plan’s amendment procedures.

SECTION 11.03. Expenses. Each of the parties shall pay its own legal, accounting and other fees and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant hereto and the consummation of the transactions contemplated hereby and any other costs and expenses incurred by such party, except as otherwise expressly set forth herein; provided that any out-of-pocket third party fees and expenses incurred by Parent relating to the preparation of the GAAP Audited Financial Statements in accordance with Section 5.22(c) of this Agreement shall be reimbursed by Holdco immediately following the Closing; provided, further, concurrently with the Closing, Parent (or its designee) shall reimburse the Guarantor (or its designee) for 45% of the cost of the representations and warranties policies, including premium, surplus lines taxes and insurer underwriting fees paid by the Guarantors (or their designee) for the representations and warranties insurance policies to be issued on the terms disclosed to Parent prior to the date hereof in connection with the transactions contemplated hereby; and provided, further, that any out-of-pocket costs incurred by Parent and its Subsidiaries (including the Transferors and Transferred Subsidiaries) that would be Migration Costs or Mixed-Use Costs (each as defined in the Transition Services Agreement) and any pre-Closing Excess Costs (as defined in the Transition Services Agreement) to the extent agreed by Holdco and Parent, in each case, if incurred following the Closing shall be borne by Parent and Holdco in accordance with Section 8.6 of the Transition Services Agreement.

SECTION 11.04. Notices. All notices, requests, permissions, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) five Business Days following sending by registered or certified mail, postage prepaid and return receipt requested; (b) when delivered, if before 5:00 p.m. U.S. Eastern time on a Business Day, or on the next succeeding Business Day otherwise, if delivered personally to the intended recipient; (c) one Business Day following sending prior to the delivery deadline on the sending date that is itself a Business Day by overnight delivery via a national or international courier service; or (d) when sent, if before 5:00 p.m. U.S. Eastern time on a Business Day, or on the next succeeding Business Day otherwise, if sent by email and either (x) return receipt or confirmation reply is subsequently received or (y) a copy is delivered personally or sent by overnight delivery via a national or international courier service within one Business Day thereafter, and, in each case, addressed to a party at the following address for such party:

(i)	if to the Transferors,

Thomson Reuters Corporation

333 Bay Street, Suite 400

Toronto, Ontario M5H 2R2

Canada

Attention: Erin Brown

Email:       erin.c.brown@thomsonreuters.com

with copies to (which shall not constitute notice):

Thomson Reuters Corporation

Metro Center, One Station Place

Stamford, Connecticut 06902

United States

Attention: Marc E. Gold

Email:       marc.gold@thomsonreuters.com

and

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: Edward D. Herlihy

                 Nicholas G. Demmo

Email:      EDHerlihy@wlrk.com

                 NGDemmo@wlrk.com

(ii)	if to Holdco,

c/o The Blackstone Group L.P.345 Park Avenue

New York, NY 10154

Attention: Martin J. Brand

                  Eli A. Nagler

                  Sachin J. Bavishi

Email:       brand@blackstone.com

                  eli.nagler@blackstone.com

                  sachin.bavishi@blackstone.com

with copies to (which shall not constitute notice):

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attention: Wilson S. Neely

                  Elizabeth A. Cooper

Email:       wneely@stblaw.com

                  ecooper@stblaw.com

(iii)	If to Canada Pension Plan Investment Board:

c/o CPPIB Canada Inc.

One Queen Street East, Suite 2500

Toronto, ON

M5C 2W5

Canada

Attention: Pierre Abinakle

Email:      pabinakle@cppib.com

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

Attention: Douglas P. Warner

                 Christopher R. Machera

Email:      doug.warner@weil.com

                 chris.machera@weil.com

(iv)	If to Suzuka Investment Pte Ltd.:

Suzuka Investment Pte Ltd

c/o GIC Special Investments Pte. Ltd.

168 Robinson Road #37-01 Capital Tower

Singapore 068912

Facsimile: (65) 6889 8872

Attn: Director

and:

Suzuka Investment Pte Ltd

c/o GIC Special Investments Pte. Ltd.

280 Park Avenue, 9th Fl.

New York, NY 10017

Facsimile: (212) 468-1901

Attn: Jason Young

Email: jasonyoung@gic.com.sg

with a copy (which shall not constitute notice) to:

Dechert LLP

1095 Sixth Avenue

New York, New York 10036

Attention: Mark Thierfelder

                 Jonathan C. Kim

                 Bernardo Piereck

Email:      mark.thierfelder@dechert.com

                 jonathan.kim@dechert.com

                 bernardo.piereck@dechert.com

or to such other address(es) as shall be furnished in writing by any such party to the other party hereto in accordance with the provisions of this Section 11.04.

SECTION 11.05. Interpretation; Certain Definitions.

(a) The parties hereto agree that any reference in a particular Section of either the Transferor Disclosure Letter or the Holdco Disclosure Letter shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants or lists, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (ii) any other representations and warranties or covenants or lists of such party that are contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties or covenants or lists is reasonably apparent on its face. The parties acknowledge and agree that (x) the Letters to this Agreement may include certain items and information solely for informational purposes for the convenience of Holdco or the Transferors, as applicable, and (y) the disclosure by the Transferors or Holdco, as applicable, of any matter in the Letters shall not be deemed to constitute an acknowledgment by the Transferors or Holdco, as applicable, that the matter is required to be disclosed by the terms of this Agreement or that the matter is material. No reference to or disclosure of any matter or item in this Agreement or in the Transferor Disclosure Letter or Holdco Disclosure Letter, as applicable, shall be construed as an admission or indication that such matter or item is material or that such matter or item is required to be referred to or disclosed in this Agreement. Without limiting the foregoing, no such reference to or disclosure of a possible breach or violation of any Contract, Law or Judgment shall be construed as an admission or indication that a breach or violation exists or has actually occurred. Captions, headings and titles contained in this Agreement, the Transferor Disclosure Letter and the Holdco Disclosure Letter are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement, the exhibits or the schedules. When a reference is made in this Agreement to Articles, Sections, Exhibits or Letters, such reference shall be to an Article or Section of or an exhibit or schedule to this Agreement, unless otherwise indicated. All exhibits and schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any exhibit or schedule hereto but not otherwise defined therein shall have the meaning as defined in this

Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “herein,” “hereof,” “hereunder” and words of similar import shall be deemed to refer to this Agreement as a whole, including the exhibits and schedules hereto, and not to any particular provision of this Agreement. “Extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if.” References to defined terms in the singular shall include the plural and references to defined terms in the plural shall include the singular. Any pronoun shall include the corresponding masculine, feminine and neuter forms. Any agreement, instrument or statute defined or referred to herein means such agreement, instrument or statute as from time to time amended and all exhibits, schedules and other attachments thereto. Any reference to a person shall include such person’s successors and permitted assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America.

(b) For all purposes hereof:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any indication of interest in, any acquisition of all or any material portion of the Business, including by way of stock purchase, asset purchase, merger, consolidation, share exchange or business combination (except to the extent permitted by Section 5.1(a)(vi)(B)).

“Acquisition Financing” means the Debt Financing, any Alternative Financing or any obligation incurred to refinance or replace the Debt Financing or any Alternative Financing.

“Adjusted Free Cash Flow” means the sum of (i) Pre-Closing Adjusted Cash Flow, plus (ii) the Stub Period Adjustment Amount.

“affiliate” means, with respect to any party, any person or entity controlling, controlled by or under common control with such party. For purposes of this definition, “control” means, with respect to any entity, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through the ownership of voting securities (or other ownership interest), by contract or otherwise; provided, however, Holdco shall not be deemed to be an affiliate of Parent, and Parent shall not be deemed to be an affiliate of Holdco, for purposes of this Agreement.

“Aggregate F&R Business” means the Business and the Retained Risk Business collectively.

“Antitrust Law” means the HSR Act, the Federal Trade Commission Act, as amended, the Sherman Act, as amended, the Clayton Act, as amended, and any other applicable Laws, including any state, foreign or multi-jurisdictional Laws, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or lessening of competition through merger or acquisition.

“Applicable Percentage” means, with respect to any Non-Wholly Owned Transferred Subsidiary, the percentage of the issued and outstanding equity interests in such Non-Wholly

Owned Transferred Subsidiary held, directly or indirectly, by Parent immediately prior to the Closing and transferred, directly or indirectly, to Holdco pursuant to this Agreement.

“Books and Records” means all books, records, lists, reports, files, work papers, work product, correspondence, manuals, sales, marketing and promotional information, literature and studies, and other materials, documents and data in any form or medium (whether in hard copy or computer, digital, mobile or other electronic format).

“Business” means the Financial & Risk business of Parent, other than (x) Regulatory Intelligence and (y) Compliance Learning business (clauses (x) and (y), collectively, the “Retained Risk Business”), which, in each case, shall be retained by Parent and its affiliates (other than the Transferred Subsidiaries), as reflected in the Financial Statements. For the avoidance of doubt, the “Business” shall also not include, and the following shall not, directly or indirectly, be transferred to Holdco in connection with the transactions contemplated by this Agreement and the Ancillary Agreements: (a) the Excluded Assets and (b) Retained Liabilities.

“Business Day” means any day, other than a Saturday or a Sunday, on which commercial banks are not required or authorized to close in Ontario, Canada or New York City, United States.

“Canadian Tax Act” means the Income Tax Act (Canada), as amended.

“Cash Equivalents” means cash equivalents as calculated in accordance with IFRS.

“Cash Payment Amount” means an amount equal to the sum of (i) $17,300,000,000, plus (ii) 55% of the Net Debt Adjustment, minus (iii) 55% of the excess, if any, of Adjusted Free Cash Flow over the Priority Amount, minus (iv) the Priority Amount minus (v) the amount of the Specified Intercompany Obligations to be paid to Parent or its subsidiaries following the Closing pursuant to Section 5.21; it being understood that the Cash Payment Amount shall be calculated in accordance with the Cash Payment Amount Principles.

“CFC” means any Non-U.S. Transferred Subsidiary that is, as of immediately prior to the Closing, (i) a subsidiary of a U.S. Transferred Subsidiary and (ii) a “controlled foreign corporation” within the meaning of Section 957 of the Code.

“Claim” means any claims, demands, actions, suits and causes of action, whether class, individual or otherwise in nature, at Law or in equity.

“Closing Cash” means the means the sum of (i) the Applicable Percentage of 50% of an amount equal to (A) the amount of Cash Equivalents held by Tradeweb Markets LLC as of the close of business on the day immediately preceding the Closing Date, minus (B) the total amount of Restricted Cash held by Tradeweb Markets LLC as the close of business on the day immediately preceding the Closing Date; it being understood that Closing Cash shall be calculated in accordance with the Cash Payment Amount Principles.

“Closing Adjustment Liabilities” means, without duplication, any of the following liabilities and obligations as of the close of business on the day immediately preceding the Closing Date of any Transferor or any of its other affiliates to the extent such liability or obligation would be an Assumed Liability if the Closing were to occur on such date or of any Transferred Subsidiary, in each case, including the principal amount and all accrued interest and any related prepayment premiums, penalties, indemnities, breakage costs, make-whole payments or other similar costs, fees or expenses (if any) that would be required to be paid in order to fully discharge any such obligations and liabilities (including any legal fees), it being understood that the Closing Adjustment Liabilities shall be calculated in accordance with the Cash Payment Amount Principles:

(i) all obligations for borrowed money owed by a Transferred Subsidiary other than (A) the principal amount of any indebtedness for borrowed money or other intercompany obligation that is owed by a Transferred Subsidiary to a Transferred Subsidiary), (B) any intercompany obligations of any Transferred Subsidiary terminated and settled in full immediately at or prior to the Closing pursuant to Section 5.05) and (C) any Specified Intercompany Obligation to be paid to Parent or its affiliates following the Closing pursuant to Section 5.21.

(ii) the aggregate of all account balances under any non-qualified deferred compensation plans retained by a Transferred Subsidiary Benefit Plans (less the fair value of any Transferred Assets set aside in a rabbi trust (or similar funding vehicle) or in the form of insurance contracts, in each case, exclusively for such Transferred Subsidiary Benefit Plans),

(iii) 50% of the aggregate net underfunding under all qualified and non-qualified defined benefit pension plan that are Transferred Subsidiary Benefit Plans (excluding the Reuters Pension Fund and the Reuters Supplementary Pension Scheme, but including the Deferred Unfunded Unapproved Retirement Benefits with respect to such schemes) (as determined under an IFRS accounting basis (applied on a basis consistent with the Financial Statements) measured as of December 31, 2017),

(iv) all amounts payable by any Transferred Subsidiary as a result of the consummation of the transactions contemplated by this Agreement pursuant to any change in control, transaction, incentive or similar bonuses, or retention agreement or arrangements to any Transferred Employee and estimated Payroll Taxes with respect thereto (excluding the Retention Agreements set forth in the corresponding part of the Transferor Disclosure Letter, as in effect on the date hereof, and all Parent equity awards),

(v) all obligations as lessee that are capitalized in accordance with IFRS,

(vi) all obligations evidenced by bonds, debentures, notes or similar instruments or debt securities,

(vii) all letters of credit and performance bonds (including surety bonds and customs bonds), in each case, to the extent drawn,

(viii) the amount accrued or owed by any Transferred Subsidiary for any severance payable to Employees (and any former employees who would have been Employees if employed immediately prior to the Closing) as a result of a termination of employment occurring on or prior to the Closing Date, including solely as a result of the consummation of the transactions contemplated by this Agreement, and estimated Payroll Taxes with respect thereto,

(ix) the amount accrued by the Transferred Subsidiaries as of the applicable date for vacation, personal days, sick pay and other paid time off for Employees that is payable solely as a result of the consummation of the transactions contemplated by this Agreement, and the Payroll Taxes with respect thereto,

(x) any asset retirement obligations (including obligations to restore a Transferred Leased Real Property to a specified condition at the end of such lease) related to the leases for 30 South Colonnade and 1 Akasaka Tower,

(xi) the Real Property Separation Costs;

(xii) indebtedness secured by a purchase money mortgage or security interest or similar encumbrance;

(xiii) any accrued but unpaid Parent Transaction Expenses that is an Assumed Liability or is otherwise to be paid by any Transferred Subsidiary;

(xiv) the accrued liability of the applicable Transferred Subsidiary that is wholly owned by Transferors in respect of outstanding Tradeweb Markets LLC restricted share units held by employees or former employees of Tradeweb Markets LLC as of immediately preceding the Closing Date multiplied by such Transferred Subsidiary’s ownership percentage with respect to Tradeweb Markets LLC at such time;

(xv) the amounts required by Section 6.03(b) to be Closing Adjustment Liabilities; and

(xvi) all liabilities or obligations under all guarantees with respect to indebtedness of another Person of a type described in clauses (i) through (xv) above, whether as obligor, guarantor or otherwise; provided, that in the case of any Closing Adjustment Liabilities of Tradeweb Markets LLC that would otherwise be included in the amount of Closing Adjustment Liabilities pursuant to the foregoing definition (not taking into account this proviso), such amount of Closing Adjustment Liabilities shall include only the Applicable Percentage of such Closing Adjustment Liabilities of Tradeweb Markets LLC.

“Code” means the Internal Revenue Code of 1986, as amended.

“Compliant” means, with respect to the Required Information, that (a) such Required Information does not contain any untrue statement of a material fact regarding the Business or omit to state any material fact regarding the Business necessary in order to make such Required Information not misleading in light of the circumstances in which it was made, (b) such Required Information is, and remains throughout the Marketing Period, compliant in all material respects with all requirements for information customarily included in an offering memorandum for an offering of non-convertible, high yield debt securities issued pursuant to Rule 144A promulgated under the Securities Act (but excluding, in any event, (A) information required by segment reporting, Section 3-05, Section 3-09, Section 3-10, or Section 3-16 of Regulation S-X under the Securities Act or Item 10, Item 402 or Item 601 of Regulation S-K under the Securities Act, (B) XBRL exhibits and information regarding executive compensation and related party disclosure related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A and (C) other information customarily excluded from an offering memorandum for an offering of non-convertible, high-

yield debt securities issued pursuant to Rule 144A promulgated under the Securities Act), (c) no independent auditor shall have withdrawn any audit opinion with respect to any financial statements contained in the Required Information and (d) the financial statements and other financial information included in such Required Information (but excluding, in any event, (A) information required by segment reporting, Section 3-05, Section 3-09, Section 3-10, or Section 3-16 of Regulation S-X under the Securities Act or Item 10, Item 402 or Item 601 of Regulation S-K under the Securities Act, (B) XBRL exhibits and information regarding executive compensation and related party disclosure related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A and (C) other information customarily excluded from an offering memorandum for an offering of non-convertible, high-yield debt securities issued pursuant to Rule 144A promulgated under the Securities Act) would not be deemed stale or otherwise be unusable under customary practices for offerings and private placements of non-convertible, high yield debt securities issued under Rule 144A promulgated under the Securities Act and are and remain throughout the Marketing Period sufficient to permit the Lenders (including underwriters, placement agents or initial purchasers) to receive customary comfort letters from the Independent Auditor on the financial statements and financial information contained in offering documents pertaining to the Debt Financing, including as to customary negative assurances and change period, in order to consummate any offering of non-convertible, high yield debt securities throughout the Marketing Period.

“Daily EBITDA Amount” means the quotient of (i) the Pre-Closing Adjusted Cash Flow divided by (ii) the number of days in the period covered by the Pre-Closing Adjusted Cash Flow.

“Environmental Laws” means all applicable Laws and Permits relating to pollution, protection of the environment or natural resources.

“Equity Consideration” means 45% of the outstanding ordinary shares of Holdco as of the Closing (excluding any ordinary shares issued to management of Holdco)

“Excluded Contracts” means (i) all Contracts other than the Transferred Contracts, (ii) all Mixed-Use Contracts (other than the Transferred Mixed-Use Contracts) and Retained Mixed-Use Contracts and (iii) the Contracts set forth in in the corresponding section of the Transferor Disclosure Letter.

“Excluded Holdco Taxes” means (i) any Taxes arising out of or resulting from any breach of any covenant or agreement to be performed by Holdco or its affiliates from and after the Closing, (ii) any Taxes arising from any action or transaction by Holdco, the Transferred Subsidiaries or their respective affiliates outside the ordinary course of business after the Closing, other than any action or transaction that is expressly contemplated by this Agreement or the Investor Rights Agreement or which is taken at Parent’s request or with Parent’s consent, (iii) any Transfer Taxes for which Holdco is responsible pursuant to Section 10.03, and (iv) any Taxes arising out of or resulting from any breach of any representation or warranty set forth in Section 4.11.

“Foreign Corporation Subsidiary” means any subsidiary of Holdco that is a foreign corporation for U.S. federal income tax purposes (or any subsidiary of such subsidiary).

“Foreign Holdco” means any subsidiary of Holdco that is not organized under the laws of the United States, any State thereof or the District of Columbia and that will, after the Closing and the actions described in Section 5.21, be a direct or indirect parent of any U.S. Transferred Subsidiary the Transferred Equity Interests of which are transferred to Holdco at the Closing.

“Furniture and Equipment” means all furniture, fixtures, furnishings, equipment, vehicles, leasehold improvements and other tangible personal property owned by any of the Transferors, including desks, chairs, tables, tools, copiers, fax machines and other telecommunication equipment, mobile phones, cubicles and miscellaneous office furnishings and supplies.

“GAAP” means generally accepted accounting principles in the United States as in effect at the time any applicable financial statements were prepared.

“Holdco Tax Indemnified Parties” means Holdco and its subsidiaries (including the Transferred Subsidiaries after the Closing Date).

“IFRS” means the International Financial Reporting Standards, as issued by the International Accounting Standards Board IASB, as in effect at the time any applicable financial statements were prepared.

“Indebtedness” means, without duplication, any of the following liabilities and obligations of any Transferred Subsidiary or of any Transferor or any of its other affiliates to the extent such liability or obligation would be an Assumed Liability, in each case, including the principal amount and all accrued interest and any related prepayment premiums, penalties, indemnities, breakage costs, make-whole payments or other similar costs, fees or expenses (if any) that would be required to be paid in order to fully discharge any such obligations and liabilities (including any legal fees):

(i) all obligations for borrowed money owed by a Transferred Subsidiary other than (A) the principal amount of any indebtedness for borrowed money that would be an Assumed Liability the proceeds of which have been loaned by one or more Transferred Subsidiaries to Parent or any of its subsidiaries (other than the Transferred Subsidiaries), or (B) the principal amount of any indebtedness for borrowed money that is owed by a Transferred Subsidiary to a Transferred Subsidiary,

(ii) all obligations evidenced by bonds, debentures, notes or similar instruments or debt securities,

(iii) all letters of credit and performance bonds (including surety bonds and customs bonds), in each case, to the extent drawn,

(iv) indebtedness secured by a purchase money mortgage or security interest or similar encumbrance; and

(v) all liabilities or obligations under all guarantees with respect to indebtedness of another Person of a type described in clauses (i) through (iv) above, whether as obligor, guarantor or otherwise.

“Intellectual Property” means all patents, patent applications, utility models, inventions, methods, processes, algorithms, trademarks (registered or unregistered), service marks (registered or unregistered), corporate and trade names, logos, trade dress, domain name registrations, social and mobile media identifiers and other source indicators, and all goodwill symbolized thereby and all common-law rights related thereto, copyrights and database rights (registered or unregistered), trade secrets, know-how and all other intellectual property or proprietary rights worldwide.

“IT Assets” means all hardware, computers, Software, networks, systems, circuits, servers, scanners, printers and similar tangible information technology equipment.

“IP Transferors” means Thomson Reuters Canada Limited and Thomson Reuters Global Resources Unlimited Company.

“IRS” means the U.S. Internal Revenue Service.

“Knowledge of the Transferors” means the actual knowledge, after reasonable inquiry, of the persons set forth on the Transferor Disclosure Letter.

“Lender Related Parties” means the entities, including the Lenders, that have committed to provide or arrange (or in the future commit to provide or arrange) any Debt Financing in connection with the transactions contemplated hereby, including the parties named in any joinder agreements, credit agreements, indentures, notes or other agreements entered into pursuant or relating thereto, their affiliates, and their and their affiliates’ respective former, current and future directors, officers, managers, members, stockholders, partners, employees, trustees, agents, advisors and other Representatives, and successors and permitted assigns of any of the foregoing.

“Liens” means any lien, encumbrance, security interest, pledge, mortgage, deed of trust, hypothecation, encroachment, easement or right of way, covenant, condition, license, adverse claim or interest, use or other restriction, right-of-way, title defect or other imperfection, charge, attachment, levy, option or other right to acquire any interest, right of first refusal or first offer or conditional sale or any restriction on transfer of title or voting of any nature.

“made available” means, with respect to any document, that such document was available to Holdco and its Representatives in the electronic data room for Project York hosted by Intralinks on the date hereof or delivered to Holdco or its Representatives by the Transferors or their Representatives prior to the date hereof.

“Marketing Period” means the first period of 14 consecutive Business Days commencing on or after the date of this Agreement throughout which and on the last day of which (i) Holdco has received the Required Information which is Compliant and remains Compliant throughout such period and (ii) the conditions set forth in Section 7.01 and Section 7.02 are and shall be satisfied assuming the Closing were to be scheduled for any time during such 14 consecutive Business Day period (excluding conditions that by their nature are to be satisfied at the Closing, but provided that throughout such period such conditions are and remain capable of being satisfied); provided that (x) May 28, 2018, July 4, 2018, November 22, 2018 and November 23, 2018 shall not be considered a Business Day for such 14 consecutive

Business Day period (it being understood that such exclusion shall not restart such 14 consecutive Business Day period), (y) if such 14 consecutive Business Day period has not ended on or prior to August 17, 2018, such 14 consecutive Business Day period shall commence no earlier than September 4, 2018 and (z) such 14 Business Day period shall either be completed on or prior to December 19, 2018 or commence no earlier than January 2, 2019; provided, further, that if Parent shall in good faith reasonably believe that it has provided the Required Information and that such Required Information is Compliant, it may deliver to Holdco a written notice to that effect (stating the date upon which it believes it completed such delivery of Required Information that is Compliant), in which case Parent shall be deemed to have complied with such obligation to deliver Required Information that is Compliant, and such 14 consecutive Business Day period shall be deemed to have commenced on the date such notice is delivered to Holdco, unless Holdco in good faith reasonably believes Parent has not completed delivery of Required Information that is Compliant and, within three Business Days after the delivery of such notice by Parent, delivers a written notice to Parent to that effect (stating in good faith and with specificity which items of Required Information Parent has not delivered or are not Compliant). Notwithstanding anything in this definition to the contrary, the Marketing Period shall not be deemed to have commenced if, prior to the completion of the Marketing Period, (A) the Required Information ceases to be Compliant for any reason, in which case the Marketing Period shall not be deemed to commence until Holdco has received all of the Required Information and all of such Required Information is and remains Compliant throughout the Marketing Period or (B) Parent has publicly stated its intent to, or Parent or Parent’s independent auditors, as applicable, has determined that Parent must, restate any historical financial information included in the Required Information, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, such restatement has been completed and the relevant financial statements have been amended or Parent or Parent’s independent auditors, as applicable, has publicly stated that it has concluded that no restatement shall be required in accordance with IFRS. The Marketing Period shall end on any earlier date that is the date on which the Debt Financing is obtained.

“Material Adverse Effect” means any effect, event, condition, fact, occurrence or change (an “Effect”) that, individually or in the aggregate with other Effects, (a) prevents or materially delays, or would be reasonably likely to prevent or materially delay, the Transferors from performing their respective obligations under this Agreement or the Ancillary Agreements or from consummating the transactions contemplated hereby or (b) has, or would reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of the Business and/or the Transferred Assets, taken as a whole; provided, however, that, in case of clause (b), none of the following Effects, in combination or alone, shall constitute or be taken into account in determining whether there has been or will be a Material Adverse Effect: (i) the Transferors’ or any of their respective affiliates’ compliance with the express terms and conditions of this Agreement or any other action by any Transferor, any of their respective affiliates or the Transferred Subsidiaries which Holdco has expressly requested or to which Holdco has consented in writing; (ii) any change generally affecting the industry in which the Business operates or the United States, Canada, Europe or worldwide economy generally or credit or other financial markets or currency fluctuations; (iii) any change in regulatory or political conditions, including the worsening of any existing conditions; (iv) any natural disaster or pandemic or any acts of hostilities, terrorism, sabotage, military action or war (whether or not declared), or any escalation or worsening thereof, or any other force majeure event, whether or not caused by any person, or any national or international calamity or crisis; (v) any failure of the Business to meet internal or public forecasts, projections, predictions, guidance, estimates, milestones or budgets (provided that the underlying causes for such failure may be taken into account to the extent not otherwise excluded hereunder); (vi) the negotiation or execution of this Agreement or any Ancillary Agreement or the announcement or pendency of the transactions or a potential transaction involving the Business, including any loss of, or impact on the relations of the Business with, any employees, customers, suppliers, partners or distributors (provided that this clause (vi) shall not apply to the representations set forth in Section 3.03 and the closing condition set forth in Section 7.02(a) to the extent related thereto); (vii) any acts or omissions of Holdco or any of its affiliates; or (viii) any change in Laws, IFRS or GAAP or the enforcement thereof; provided, that, the exceptions in clauses (ii) through (iv) and (viii) shall not apply to the extent the effects or changes set forth in such clauses have a disproportionate impact on the Business, the Transferred Assets and/or the Assumed Liabilities, taken as a whole, relative to the other participants in the industries in which the Business is operated.

“Materials of Environmental Concern” means any hazardous or toxic substance or material or waste, any pollutant or contaminant, or terms of similar meaning or regulatory effect under any Environmental Law, including for the avoidance of doubt any asbestos, asbestos-containing material, polychlorinated biphenyls, lead-based paint, radon and other radioactive substances, and toxic mold.

“Mixed-Use Contracts” means any Contract that includes both terms and conditions that are related to the Business and terms and conditions that are not related to the Business between (a) a Transferor, on the one hand, and (b) a person other than Parent or its subsidiaries, on the other hand.

“Net Debt Adjustment” means an amount (which may be positive or negative) equal to the sum of (i) Closing Cash, minus (ii) Closing Adjustment Liabilities.

“Non-U.S. Transferred Subsidiary” means any Transferred Subsidiary other than a U.S. Transferred Subsidiary.

“Non-Wholly Owned Transferred Subsidiary” means any Transferred Subsidiary that is not a wholly owned subsidiary of Parent.

“Off-the-Shelf Agreements” means (i) agreements granting non-exclusive rights or non-exclusive licenses with respect to generally commercially available Software on a subscription basis or pursuant to standard or non-negotiated non-exclusive license agreements, including shrink-wrap and click-wrap agreements for software and (ii) non-exclusive licenses granted to customers with respect to data or databases or any codes or methodologies used in connection with data or databases.

“Offer Letter” means an offer letter delivered by Holdco to certain Transferors concurrently with the execution of this Agreement pursuant to which, among other things, Holdco made an irrevocable and binding offer to purchase the assets and equity interests set forth therein.

“Open Source License” means any software license agreement that requires that the software licensed thereunder and any software containing, combined or distributed with or derived from such licensed software and licensed, distributed, conveyed or made available to others (i) be licensed under terms that authorize reverse engineering except as may be required under applicable Law, (ii) be made available, licensed or distributed in source code form, (iii) be licensed for the purpose of making derivative works and/or (iv) be redistributed at no charge.

“Parent Tax Indemnified Parties” means Parent and its subsidiaries (for the avoidance of doubt, other than Holdco or the Transferred Subsidiaries).

“Parent Transaction Expenses” means all out-of-pocket legal, accounting, financial advisory, consulting or other fees and expenses payable by Holdco or its subsidiaries after the Closing to advisors of Parent, any Transferor, any Transferor, any Transferred Subsidiary and any of their respective affiliates (excluding advisors to Holdco and its subsidiaries) incurred in connection with or incident to the process by which Parent, the Transferors, the Transferred Subsidiaries or their affiliates solicited, discussed and negotiated this Agreement and the Ancillary Agreements, including the fees and expenses of Guggenheim Securities, Wachtell, Lipton, Rosen & Katz, KPMG, PricewaterhouseCoopers and Deloitte, excluding any such fees and expenses expressly reimbursed or required to be paid by Holdco or other parties pursuant to the provisions of this Agreement.

“Payroll Taxes” means the employer portion of any social security, employment, payroll and other similar Taxes and employer contributions for national insurance and the like.

“Permitted Liens” means (i) such Liens as are set forth in the Transferor Disclosure Letter, (ii) vendors’, mechanics’, materialmen’s, carriers’, workmen’s, landlords’ repairmen’s, construction or other like Liens arising or incurred in the ordinary course of business consistent with past practice that are not yet delinquent or which are being contested in good faith by appropriate legal Proceedings, (iii) Liens arising under original purchase price conditional sales Contracts and equipment leases with third parties entered into in the ordinary course of business consistent with past practice, (iv) Liens for Taxes or other governmental charges that are not due and payable or are being contested in good faith, (v) Liens disclosed in the Financial Statements or the notes thereto or securing liabilities reflected in the Financial Statements or the notes thereto or in the Closing Adjustment Statement, (vi) recorded or unrecorded easements, covenants, restrictions, rights-of-way, zoning or building restrictions and other similar matters or Liens that would be disclosed by an accurate survey or inspection which, in each case, do not materially impair the continued use and operation of the assets to which they relate in the conduct of the Business as currently conducted, (vii) restrictions under leases, subleases, non-exclusive licenses in the ordinary course of business or occupancy agreements that constitute Transferred Assets, (viii) Liens relating to intercompany borrowings, (ix) purchase money Liens securing payments under capital lease arrangements, (x) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation and (xi) other imperfections of title, licenses or Liens, if any, which do not materially impair the continued use and operation of the assets to which they relate in the conduct of the Business as currently conducted.

“person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Entity or other entity.

“Post-Closing Tax Period” means any taxable period beginning after the Closing Date, and, in the case of any Straddle Period, the portion of such Straddle Period beginning on the day after the Closing Date.

“Pre-Closing Adjusted Cash Flow” means the pro forma EBITDA of the Business for the period from January 1, 2018 through the end of the last month that ended prior to the Closing Date, adjusted by the line items set forth on, and prepared in accordance with the accounting principles, practices, policies and methodologies set forth on, the Cash Payment Amount Principles.

“Pre-Closing Restructuring” means the internal restructuring transactions or other actions undertaken at or prior to the Closing in preparation for, to facilitate, the transactions contemplated by this Agreement (including any direct or indirect conveyance, transfer or assignment of any Excluded Assets, Retained Liabilities or Cash Equivalents by any Transferred Subsidiary to Parent or its affiliates, any direct or indirect conveyance, transfer or assignment of assets or liabilities attributable to the Business by any of Parent or its affiliates to any Transferred Subsidiary, and the incurrence or settlement, however effected, of any intercompany obligation among or between any of Parent or its affiliates and/or any Transferred Subsidiary in connection therewith).

“Pre-Closing Tax Period” means any taxable period ending on or prior to the Closing Date and, in the case of any Straddle Period, the portion of such Straddle Period ending on the Closing Date.

“Priority Amount” means $275,000,000.

“Privacy Policies” means all policies and procedures required to be maintained under applicable Law with respect to privacy, personal and personally identifiable, sensitive or regulated information.

“Proceeding” means any action, cause of action, claim, complaint, charge, investigation, suit, arbitration, litigation, mediation or other proceeding, in each case, by or before any Governmental Entity, tribunal or arbitral body, whether civil, criminal, administrative or otherwise, at law or in equity.

“Public Official” means any officer, employee or representative of any regional, federal, state, provincial, county or municipal government or government department, agency, or other division.

“Real Property Separation Costs” means the lesser of (i) an amount equal to 50% of any obligations incurred in connection with the separation of the Transferred Owned Real Property and Transferred Leased Real Property prior to the Closing and in connection with the transactions contemplated by this Agreement (excluding any obligations or payments in connection with Third Party Consents) and (ii) $5,000,000.

“Related to the Business” means primarily used in, primarily held for use in or primarily related to the operation or conduct of the Business as conducted by the Transferors as of the date hereof.

“Representatives” means a person’s directors, officers, employees, agent, advisors, investment professionals and partners.

“Required Information” means all financial statements, business and other financial data, and other pertinent information regarding the Aggregate F&R Business reasonably and timely requested in writing by Holdco and required to consummate the Debt Financing, including (i) the information required to be delivered pursuant to paragraph 6 of Exhibit E of the Debt Commitment Letter (or any similar provisions pursuant to any permitted amendment to the Debt Commitment Letter or pursuant to any Alternate Financing), (ii) the IFRS Audited Financial Statements and the Interim Post-Signing Financial Statements to the extent required to be delivered pursuant to Section 5.22, (iii) management’s discussion and analysis of financial condition and results of operations with respect to such IFRS Audited Financial Statements and the Interim Post-Signing Financial Statements and (iv) such other financial and other pertinent information regarding the Business in the possession of Parent or its affiliates (A) reasonably necessary for Holdco to prepare pro forma financial statements customarily included in offering memoranda for an offering of non-convertible, high yield debt securities issued pursuant to Rule 144A promulgated under the Securities Act and (B) of the type and form customarily included in offering memoranda for private placements of non-convertible, high yield debt securities issued pursuant to Rule 144A promulgated under the Securities Act. Notwithstanding anything to the contrary in this definition, nothing herein or otherwise will require Parent or any of its affiliates to provide (or be deemed to require any of them to prepare) any (1) pro forma financial statements or pro forma financial information, (2) description of all or any portion of the Debt Financing, including any “description of notes”, (3) risk factors relating to all or any component of the Debt Financing or (4)(A) other information required by segment reporting, Section 3-05, Section 3-09, Section 3-10 (but other than financial data regarding the Business sufficient to enable Holdco to include disclosure regarding guarantor and non-guarantor information customarily included in offering memoranda for an offering of non-convertible, high-yield debt securities issued pursuant to Rule 144A promulgated under the Securities Act), or Section 3-16 of Regulation S-X under the Securities Act or Item 10, Item 402 or Item 601 of Regulation S-K under the Securities Act, (B) XBRL exhibits and information regarding executive compensation and related party disclosure related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A or (C) other information customarily excluded from an offering memorandum for an offering of non-convertible, high-yield debt securities issued pursuant to Rule 144A promulgated under the Securities Act.

“Reserve Amount” means, with respect to each Transferred Subsidiary, the aggregate amount of Cash Equivalents held as of the close of business on the day immediately preceding the Closing Date by such Transferred Subsidiary (or, without duplication, held by a subsidiary of such Transferred Subsidiary at such time and distributable, prior to the time the relevant Taxes are due, to such Transferred Subsidiary without additional Tax cost). The amount of such Cash Equivalents for any Transferred Subsidiary shall be part of the Reserve Amount only if such Cash Equivalents were not taken into account as Closing Cash. For the avoidance of doubt, Cash Equivalents held by any Transferred Subsidiary other than the Transferred Subsidiary on which the relevant Tax is imposed and its applicable subsidiaries shall not be taken into account for purposes of this determination.

“Restricted Cash” means Cash Equivalents held by Tradeweb Markets LLC that, as of the measurement date, (i) are restricted under regulatory capital requirements, applicable contractual arrangements or any other restriction under applicable Law as of such time, but not including Contributed Cash (as defined in the Fourth Amended and Restated Limited Liability Company Agreement of Tradeweb Markets LLC, dated as of June 26, 2014, by and among Thomson PME LLC and the minority members parties thereto) as “Restricted Cash” or (ii) are equal to the actual amount of Tax (including withholding Tax) that would be incurred in order to repatriate to the United States any Cash Equivalents held by any subsidiary of Tradeweb Markets LLC that is not a United States person as defined in Section 7701(a)(30) of the Code.

“Software” means, except as provided by a third party, any and all (a) computer programs, applications, systems and software, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form; and (b) databases, whether machine readable or otherwise.

“Specified Intercompany Obligations” means the intercompany obligations set forth on the Specified Intercompany Obligations List, in each case, between Parent and any of its affiliates (other than a Transferred Subsidiary), on the one hand, and any of the “Obligors” set forth on the Specified Intercompany Obligations List (or any of their applicable subsidiaries), on the other hand.

“Straddle Period” means any taxable period that includes (but does not end) on the Closing Date.

“Stub Period Adjustment Amount” means the product of (i) the number of days during the period beginning on (but excluding) the last day through which Pre-Closing Adjusted Cash Flow is calculated and ending on (and including) the day immediately preceding the Closing Date, times (ii) Daily EBITDA Amount.

“subsidiary” of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person or by another subsidiary of such first person or of whom such first person is directly or indirectly the general partner or managing member. For the avoidance of doubt, Tradeweb Markets LLC shall be deemed a subsidiary of Parent.

“Tax” or “Taxes” means all forms of taxation imposed by any Governmental Entity, including income, franchise, property, sales, use, excise, employment, unemployment, payroll, social security, estimated, value added, ad valorem, transfer, recapture, withholding, health and other taxes, charges, duties, levies or other similar assessment of any kind, including any interest, penalties and additions imposed with respect thereto.

“Tax Benefit” means any actual reduction in cash Taxes paid or required to be paid (and any actual increase in a cash Tax refund or credit in lieu of a cash Tax refund, and including any interest paid by the relevant Taxing Authority with respect thereto and any interest that would have been payable to the relevant Taxing Authority but for such Tax Benefit) arising from a Tax Item, determined on a “with and without” basis.

“Tax Item” shall mean any item of income, gain, loss, deduction, credit, recapture of credit or any other item that increases or decreases Taxes paid or required to be paid.

“Tax Return” means any form, report, return, declaration, information or other document filed or required to be filed with any Taxing Authority with respect to Taxes, including any exhibit, schedule or attachment thereto and including any amendment thereof.

“Taxing Authority” means any Governmental Entity exercising authority over the imposition, administration or collection of Taxes.

“Transfer Taxes” means all sales (including bulk sales), use, transfer, recording, value added, good and services, ad valorem, privilege, documentary, gross receipts, registration, conveyance, excise, license, stamp or similar fees and/or Taxes arising out of, in connection with or attributable to the transactions effectuated pursuant to this Agreement (including, for the avoidance of doubt, the Pre-Closing Restructuring).

“Transferred Employee Records” means physical or electronic copies of all personnel records (including those as required by applicable Law and those pertaining to performance, training history, job experience and history, and for the three (3)-year period immediately preceding the Closing, compensation history, but excluding medical records that cannot be transferred under applicable Law) for current and former employees of the Business who are, or were, employed by Transferors and their affiliates (other than the Transferred Subsidiaries to the extent such records are held solely by such Transferred Subsidiary), except where (a) the transfer or disclosure of such records is prohibited by applicable Law, or (b) consent of the relevant employee is required by applicable Law but not given (after reasonable efforts are made to obtain such consent).

“Transferred Intellectual Property” means (i) the Intellectual Property owned by the Transferred Subsidiaries and (ii) the Intellectual Property included in the Transferred Assets.

“Transferred Subsidiary” means the Transferred Companies and their respective subsidiaries.

“U.S. Transferred Subsidiary” means any Transferred Subsidiary that is organized under the Laws of the United States, any state thereof or the District of Columbia.

“Willful Breach” means a deliberate act or a deliberate failure to act, taken with knowledge that such act, or failure to act, constitutes, or would reasonably be likely to constitute, in and of itself a material breach of this Agreement, regardless of whether breaching was the object of the act or failure to act.

SECTION 11.06. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when each party hereto shall have received counterparts hereof signed by each of the other parties hereto. If any signature is delivered by PDF, such signature shall create a valid and binding obligation of the party executing (or on whose behalf the signature is executed) with the same force and effect as if such PDF signature were an original thereof.

SECTION 11.07. Entire Agreement. This Agreement, the Transferor Disclosure Letter (including the Exhibits thereto) and Holdco Disclosure Letter annexed hereto, the Confidentiality Agreement and the Ancillary Agreements constitute the entire understanding between the parties with respect to the subject matter hereof and thereof, and supersede all other understandings and negotiations with respect thereto. The parties agree to define their rights, liabilities and obligations with respect to such understanding and the transactions contemplated hereby exclusively in contract pursuant to the express terms and provisions of this Agreement, and the parties expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement. In the event of any conflict between the provisions of this Agreement (including the Transferor Disclosure Letter and Holdco Disclosure Letter and Exhibits thereto), on the one hand, and the provisions of the Confidentiality Agreement or the Ancillary Agreements (including the schedules and exhibits thereto), on the other hand, the provisions of this Agreement shall control.

SECTION 11.08. Severability. Every provision of this Agreement is intended to be severable. In the event that any provision contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any jurisdiction, such provision shall be ineffective as to such jurisdiction to the extent of such invalidity, illegality or unenforceability without invalidating or affecting the remaining provisions hereof or affecting the validity, legality or enforceability of such provision in any other jurisdiction. Upon such determination of illegality or invalidity, the parties hereto shall negotiate in good faith to amend this Agreement to effect the original intent of the parties. In any event, the invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other competent jurisdiction. Notwithstanding the foregoing, the parties intend that the remedies and limitations thereon contained in Article VIII and Article IX be construed as an integral provision of this Agreement and that such remedies and limitations shall not be severable in any manner that increases a party’s liability or obligations hereunder or under the Commitment Letters or the Limited Guarantee.

SECTION 11.09. Governing Law. This Agreement and its enforcement, and any controversy arising out of or relating to the making or performance of this Agreement or to the Debt Financing, shall be governed by and construed in accordance with the Law of the State of New York, without regard to New York’s principles of conflicts of Law.

SECTION 11.10. Jurisdiction.

(a) Each party irrevocably agrees that any Proceeding against it arising out of or in connection with this Agreement or the transactions contemplated by this Agreement or disputes relating hereto (whether for breach of contract, tortious conduct or otherwise) shall be brought exclusively in the Court of Chancery of the State of Delaware, or, if such court does not have subject matter jurisdiction, the courts of the state of Delaware or the courts of the United States, in each case, located in New Castle County, Delaware, and hereby irrevocably accepts and submits to the exclusive jurisdiction and venue of the aforesaid courts in personam with respect to any such Proceeding and waives to the fullest extent permitted by Law any objection that it may now or hereafter have that any such Proceeding has been brought in an inconvenient forum.

(b) Notwithstanding anything to the contrary herein, each of Parent and the Transferors hereby (i) agrees, on behalf of itself and its affiliates, that no Lender Related Party shall have any liability or obligation to Parent, the Transferors or any of their affiliates arising out of or relating to the Debt Financing, this Agreement or the transactions contemplated hereby (whether in contract, tort, equity or otherwise), (ii) agrees, on behalf of itself and its affiliates, that it shall not institute and shall cause its representatives and affiliates not to bring, make or institute any action, claim or proceeding (whether based in contract, tort, fraud, strict liability, other Laws or otherwise, at Law or in equity) against any Lender Related Party in connection with the Debt Financing, this Agreement or the transactions contemplated hereby and (iii) waives any rights or claims against any Lender Related Party in connection with the Debt Financing, this Agreement or the transactions contemplated hereby (whether in contract, tort, equity or otherwise). This Section 11.10(b) shall not, however, be applicable with respect to any rights, claims or causes of actions that Parent or any of its subsidiaries may have against any Lender Related Party for breach of any nondisclosure agreement that any Lender Related Party may have entered into with Parent and/or any of its subsidiaries.

(c) Notwithstanding anything to the contrary herein, each of the parties hereto agrees that it will not bring, or permit any of its affiliates to bring, any suit, action or other proceeding of any kind or description, whether at Law or in equity, whether in contract or in tort or otherwise, against any Lender Related Party arising out of or relating to the Debt Financing, this Agreement or any of the transactions contemplated by this Agreement in any forum other than a court of competent jurisdiction located within the Borough of Manhattan in the City of New York, New York, whether a state or federal court.

SECTION 11.11. Service of Process. Each of the parties consents to service of any process, summons, notice or document that may be served in any Proceeding in the Court of Chancery of the State of Delaware, or the courts of the state of Delaware or the courts of the United States, in each case, located in New Castle County, Delaware, which service may be made by certified or registered mail, postage prepaid, or as otherwise provided in Section 11.04, to such party’s respective address set forth in Section 11.04. It is further agreed that (A) a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law; (B) nothing in this Section 11.11 shall affect the right of any party to serve legal process in any other manner permitted by Law; and (C) the consent to jurisdiction provided in this Section 11.11 shall not constitute a general consent to service of process in the State of New York.

SECTION 11.12. Waiver of Jury Trial. Each party hereby waives, to the fullest extent permitted by Law, any right it may have to a trial by jury in respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or any Ancillary Agreement or the transactions contemplated hereby or thereby or disputes relating hereto or thereto

(including in any legal proceeding arising out of or relating to the Debt Financing or the transactions contemplated thereby). Each party (a) certifies that no Representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other party hereto have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 11.12.

SECTION 11.13. Amendments and Waivers. This Agreement may be amended, modified, superseded or canceled and any of the terms, covenants, representations, warranties or conditions hereof may be waived only by an instrument in writing signed by each of the parties or, in the case of a waiver, by or on behalf of the party waiving compliance. No course of dealing between the parties shall be effective to amend or waive any provision of this Agreement. Notwithstanding the foregoing, no modifications, amendments, waivers or terminations to the provisions of which the Lender Related Parties are expressly made third-party beneficiaries pursuant to Section 11.02 shall be permitted in any manner materially adverse to any Lender Related Party without the prior written consent of such Lender Related Party (such consent not to be unreasonably withheld, conditioned or delayed).

SECTION 11.14. Specific Performance. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. Subject to the following sentence, the parties acknowledge and agree that (a) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the Transferors or Holdco would have entered into this Agreement. Notwithstanding the foregoing or anything to the contrary contained in this Agreement, it is explicitly agreed that the right of Parent or any Transferor to an injunction, specific performance or other equitable remedies in connection with enforcing Holdco’s obligation to cause the Cash Equity to be funded to consummate the Closing (but not the right of Parent or any Transferor to such injunctions, specific performance or other equitable remedies for any other reason, including to enforce Holdco’s obligations under Section 5.11) shall be subject to the requirement that (i) all conditions in Sections 7.01 and 7.02 would have been satisfied if the Closing were to have occurred at such time (other than those conditions that by their nature are to be satisfied at the Closing and which conditions are capable of being satisfied at the Closing, (ii) the Debt Financing (or Alternate Financing in accordance with Section 5.11) has been funded, or will be funded at the Closing if the Cash Equity were funded, and (iii) Parent has irrevocably confirmed in a written notice to Holdco that if the Cash Equity and Debt Financing are funded, then it and the Transferors will take such actions that are required of them by this Agreement to cause the Closing to occur. The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at Law. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.14 shall not be required to provide any bond or other security in connection with any such order or injunction.

SECTION 11.15. Joint Drafting. The parties hereto have been represented by counsel in the negotiations and preparation of this Agreement therefore, this Agreement will be deemed to be drafted by each of the parties hereto, and no rule of construction will be invoked respecting the authorship of this Agreement.

SECTION 11.16. Fulfillment of Obligations. Any obligation of any party to any other party under this Agreement or any of the Ancillary Agreements, which obligation is performed, satisfied or fulfilled completely by an affiliate of such party shall be deemed to have been performed, satisfied or fulfilled by such party.

SECTION 11.17. No Recourse. Any claim or cause of action based upon, arising out of, or related to this Agreement, the Limited Guarantee or the Commitment Letters may only be brought against the entities that are expressly named as parties hereto or thereto and then only with respect to the specific obligations of such party and subject to the terms, conditions and limitations set forth herein or therein. Except to the extent a named Party to this Agreement (and then only to the extent of the specific representations, warranties, or other obligations undertaken by such named Party in this Agreement and not otherwise) and except as provided in the Limited Guarantee (and then only to the extent with respect to the Guarantors and to the extent provided therein) or the Equity Commitment Letter (and then only to the extent with respect to the Equity Investors and only to the extent provided therein), no Holdco Related Party and no Lender Related Party shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Transferors or Holdco under this Agreement (whether for indemnification or otherwise) of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Transferors and Holdco have duly executed this Agreement as of the date first written above.

THOMSON REUTERS CORPORATION

By:	/s/ Erin Brown
Name: Erin Brown
Title: Treasurer

By:	/s/ Marc E. Gold
Name: Marc E. Gold
Title: Assistant Secretary

THOMSON REUTERS U.S. LLC

By:	/s/ Marc E. Gold
Name: Marc E. Gold
Title: Senior Vice President & Assistant Secretary

THOMSON REUTERS FINANCE S.A.

By:	/s/ Tom Loesch
Name: Tom Loesch
Title: Director

By:	/s/ Camilla Nunn
Name: Camilla Nunn
Title: Director

THOMSON REUTERS CANADA LIMITED

By:	/s/ Terra Rebick
Name: Terra Rebick
Title: Vice President

By:	/s/ Heather O’Hagan
Name: Heather O’Hagan
Title: Vice President

[SIGNATURE PAGE TO TRANSACTION AGREEMENT]

THOMSON REUTERS GLOBAL RESOURCES UNLIMITED COMPANY

By:	/s/ Stewart Beaumont
Name: Stewart Beaumont
Title: Director and Managing Director

By:	/s/ Brian Scanlon
Name: Brian Scanlon
Title: Director

KING (CAYMAN) HOLDINGS LTD.

By:	/s/ Martin J. Brand
Name: Martin J. Brand
Title: Director

[SIGNATURE PAGE TO TRANSACTION AGREEMENT]

SCHEDULE I

1.	Thomson Reuters U.S. LLC

2.	Thomson Reuters Finance S.A.

3.	Thomson Reuters Canada Limited

4.	Thomson Reuters Global Resources Unlimited Company